As filed with the U.S. Securities and Exchange Commission on December 31, 2025

Registration No. 333-289637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 5

TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Monkey Tree Investment Limited
(Exact name of registrant as specified in its charter)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Monkey Tree Investment Limited

Suite 2514, 25/F, 1111 King’s Road,

Taikoo Shing, Hong Kong

+852 3563 6771
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
212 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Virginia Tam, Esq. K&L Gates 44/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 2230 3535	David Danovitch, Esq. Michael DeDonato, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas, 19th Floor New York, NY 10020 Tel: 212-660-3000

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (File No. 333-289637)

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act:

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This registration statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(c) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

On August 15, 2025, Monkey Tree Investment Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”) initially filed a registration statement on Form F-1 (File No. 333-289637) with the U.S. Securities and Exchange Commission (the “SEC”), which was subsequently amended and declared effective by the SEC on September 30, 2025 (as so amended, the “Registration Statement”). In connection with the Registration Statement, the Company planned to offer up to an aggregate of $9,487,500 of its Class A ordinary shares, par value US$0.001 per ordinary share (“Class A Ordinary Shares”), upon obtaining approval from The Nasdaq Stock Market LLC for the listing of the Class A Ordinary Shares on the Nasdaq Capital Market.

This Post-Effective Amendment No. 5 is being filed to amend the Registration Statement and the prospectus contained therein in order to restart the 15-business day period in which pricing must occur and the final prospectus must be filed under Rule 430A(a)(3) under the Securities Act of 1933, as amended, as well as to file certain exhibits to the Registration Statement. No additional securities of the Company are being registered with the SEC under this Post-Effective Amendment No. 5. This Post-Effective Amendment No. 5 shall become effective upon filing with the SEC. As of the date of this Post-Effective Amendment No. 5, the Company has not closed its initial public offering of Class A Ordinary Shares, and no securities have been sold under the Registration Statement. All applicable SEC registration fees were paid at the time of the original filing of the Registration Statement on August 15, 2025. There have not been any substantive changes from, or additions to, the prospectus in the Registration Statement.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED DECEMBER 31, 2025

1,650,000 Class A Ordinary Shares

MONKEY TREE INVESTMENT LIMITED

This is the initial public offering of the Class A ordinary shares, par value US$0.001 per ordinary share (“Class A Ordinary Shares”), of Monkey Tree Investment Limited, an exempted company incorporated in the Cayman Islands with limited liability whose principal place of business is in Hong Kong (“Monkey Tree” or the “Company”). We are offering on a firm commitment basis 1,650,000 Class A Ordinary Shares of Monkey Tree, which number of shares is based on an assumed initial public offering price per share of $4.00, the low end of the initial public offering price range below, representing approximately 10.54% of the outstanding Class A Ordinary Shares following completion of this initial public offering, assuming the underwriters do not exercise their over-allotment option.

Prior to this initial public offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price of our Class A Ordinary Shares is expected to be between $4.00 and $5.00 per Class A Ordinary Share and will be determined at the time of pricing considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. The number of Class A Ordinary Shares pursuant to this prospectus and all other applicable information, other than in the historical financial statements and related notes included elsewhere in this prospectus, has been determined based on such assumed initial public offering price, which is the midpoint of such range. Therefore, the assumed initial public offering price per share of the Class A Ordinary Shares used throughout this prospectus may not be indicative of the actual initial public offering price for the Class A Ordinary Shares (see “Underwriting – Determination of Offering Price” for additional information). We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “MKTR.” The closing of this initial public offering is contingent upon the final approval from The Nasdaq Stock Market LLC for our listing on the Nasdaq Capital Market. There is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on the Nasdaq Capital Market or that this initial public offering will be consummated.

Monkey Tree’s share capital structure is a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.001 per share (“Class B Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares are permitted to vote together as one class on all resolutions of the shareholders brought to the shareholders by the board of directors of the Company or otherwise and have the same rights, except that each Class A Ordinary Share entitles its holder to one (1) vote and each Class B Ordinary Share entitles its holder to fifty (50) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof but Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares will automatically and immediately convert into the equivalent number of Class A Ordinary Shares.

Investors are cautioned that you are buying shares of a Cayman Islands holding company whose operations are entirely conducted through its operating subsidiaries.

Monkey Tree is not a Chinese or Hong Kong operating company, but is a holding company incorporated in the Cayman Islands with no material operations of its own, and conducts its operations primarily in Hong Kong through its various subsidiaries in Hong Kong (collectively referred to herein as the “HK Subsidiaries”). This is an initial public offering of Class A Ordinary Shares of Monkey Tree and not of any securities of any of the HK Subsidiaries. Investors in this initial public offering will never directly hold any equity interests in the HK Subsidiaries as a result of such offering. This structure involves unique risks to investors in the Company’s securities, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in its operations and/or a material change in the value of the securities that it registers for sale, including that such event could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” at page 34 of this prospectus for more detailed discussion of this risk factor.

Investing in our Class A Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Class A Ordinary Shares in “Risk Factors” beginning on page 21 of this prospectus.

Our operations are located in Hong Kong, a special administrative region of the People’s Republic of China (“China” or the “PRC”), with its own governmental and legal system that is independent from mainland China, including having its own distinct laws and regulations. As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. Additionally, all of the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with interpretation and the application of the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns would be applicable to Monkey Tree or the HK Subsidiaries, given the substantial operations of our operating subsidiaries in Hong Kong and the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our securities;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

●	may cause the value of our securities to significantly decline or be worthless.

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operation of our HK Subsidiaries, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on U.S. or other foreign exchanges. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. The PRC government may also intervene or impose restrictions on our ability to move out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company or our subsidiary to obtain regulatory approval from PRC authorities before this initial public offering. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this initial public offering or cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Prospectus Summary — Recent Regulatory Developments in the PRC” beginning on page 12.

We are headquartered in Hong Kong and not mainland China. We do not use VIEs in our corporate structure. We are a children’s language learning course provider with our principal operations in Hong Kong.

As of the date of this prospectus, our operations in Hong Kong and this proposed initial public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”), because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our HK Subsidiaries are established and operate in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (x) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (y) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless and even delisting of our Class A Ordinary Shares in the event that they are listed on a US national exchange. The delisting of our Class A Ordinary Shares upon such listing, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future; however, we cannot provide any assurance that any listing application will be approved by a US national exchange.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the CSRC Filing Rules, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules within three working days following their submission of initial public offerings or listing application.

Management understands that as of the date of this prospectus, our HK Subsidiaries have no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules. While our HK Subsidiaries have no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this initial public offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this initial public offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer any of our securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of questions and answers published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this initial public offering as we do not believe that any of our HK Subsidiaries would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our HK Subsidiaries are organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our HK Subsidiaries operate without any subsidiary or VIE structure in China; (iii) as of the date of this prospectus, our HK Subsidiaries have neither collected nor stored personal information of any PRC individual clients, the number of which is far fewer than one million; and (iv) as of the date of this prospectus, our HK Subsidiaries have not been informed by any PRC governmental authority of any requirement that they must file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our HK Subsidiaries is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the operation of our HK Subsidiaries and the potential listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by our Hong Kong counsel, K M Lai & Li, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and our HK Subsidiaries are not required to obtain any permissions or approvals from Hong Kong authorities before potentially listing in the U.S. and issuing our Class A Ordinary Shares to U.S.-based investors. Neither the Company nor any of its HK Subsidiaries have applied for any such permissions or approvals, nor have they been denied by any relevant authorities. As of the date of this prospectus, all of our HK Subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their respective businesses in Hong Kong, including but not limited to applicable business registration certificates. However, we have been advised by our Hong Kong counsel that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Furthermore, as confirmed and advised by our PRC Counsel, China Commercial Law Firm, based on laws and regulations currently in effect in the PRC as of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus, we are not required to obtain regulatory approval from the CSRC or subject to the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S. Although we have existing and potential customers who are mainland China individuals or companies that have shareholders or directors who are mainland China individuals, neither we, nor our subsidiaries, are “PRC domestic companies” which are subject to the Trial Administrative Measures, because (i) we are headquartered in Hong Kong, and our officers and all members of our board of directors are based in Hong Kong or are otherwise not mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual, directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our HK Subsidiaries in Hong Kong, none of our business activities are conducted in mainland China, and we have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the revenues or profit in our audited consolidated financial statements for the same period; (iv) we do not have, or intend to, form any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC ( the “Basic Law”), PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the U.S. Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and China’s Ministry of Finance (the “PRC MOF”) in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our auditor, OneStop Assurance PAC, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess OneStop Assurance PAC’s compliance with applicable professional standards. OneStop Assurance PAC is headquartered in Singapore, and can be inspected by the PCAOB. OneStop Assurance PAC was not identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for three consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a U.S. national securities exchange or in the over-the-counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

In the event that we complete this initial public offering and Nasdaq approves our initial listing of or Class A Ordinary Shares on the Nasdaq Capital Market, the delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. However, we cannot provide any assurance that any listing application will be approved by The Nasdaq Stock Market LLC. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — Although the audit report included in this prospectus is prepared by auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as The Nasdaq Stock Market LLC, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.”

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition laws in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to the presence of a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, laying down three forms of behaviors and imposing three rules intended to prevent and discourage anti-competitive conducts: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, the merger rule only applies where an undertaking that directly or indirectly holders a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) is involved in a merger, and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of the Hong Kong judiciary, to hear and decide cases relating to competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by the infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification order, or other orders under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may affect an entity’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations” commencing on page 41.

Operating our business in Hong Kong, we are subject to the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”), which imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.” commencing on page 40.

No regulatory approval is required for Monkey Tree to transfer cash or other assets to any of its subsidiaries; subject to due corporate authorization in accordance with its Memorandum and Articles of Association and compliance with the Companies Act, there is no prohibition under the laws of the Cayman Islands and the Company’s memorandum and articles of association (as amended from time to time) preventing Monkey Tree to provide funding to any of its direct subsidiaries through shareholder’s loans or equity contributions. Monkey Tree is not prohibited under the laws of the Cayman Islands to provide funding to the HK Subsidiaries subject to certain compliance with the Cayman Islands laws and the Company’s memorandum and articles of association. As a holding company, Monkey Tree may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. If any of our HK Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Monkey Tree. Additionally, as of the date of this prospectus, there are no further Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on any of our subsidiaries’ ability by the PRC government to transfer cash or other assets. Any limitation on the ability of any of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. For a more detailed discussion of how the cash is transferred within our Company, see “Transfers of Cash and Assets to and from Our Subsidiaries” on page 6 and “Risk Factors — Risks Related to Our Class A Ordinary Shares — We rely on dividends and other distributions on equity paid by our HK Subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash or other assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless” on page 49 of this prospectus.

Our HK Subsidiaries did not adopt and do not maintain any cash management policies and procedures as of the date of this prospectus. Further, we do not have in place any cash management policies that dictate how funds are transferred.

During the years ended March 31, 2024 and 2025 and as of the date of this prospectus, Monkey Tree and Fisgard have not distributed any cash dividends or made any other cash distributions. For the year ended March 31, 2025, our HK Subsidiaries declared dividends in the aggregate amount of $7,882,694 to Monkey Tree HK, its then sole shareholder by offsetting the amount due from Monkey Tree HK. Except that, there have not been any cash transfers, dividends or distributions among Monkey Tree, Fisgard, our HK Subsidiaries, and any of our shareholders, during the years ended March 31, 2024 and 2025 and as of the date of this prospectus. For details, please refer to note 15 of our audited consolidated financial statements on page F-22 of this prospectus. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our HK Subsidiaries by way of dividend payments. See “Dividend Policy,” and “Consolidated Statements of Change in Equity in the Report of Independent Registered Public Accounting Firm” for further details.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Upon the completion of this initial public offering, assuming an initial public offering price of $4.00 per share, which is the low end of the anticipated price range stated on the cover page of this prospectus, the outstanding shares of Monkey Tree will consist of 15,650,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase up to an additional number of Class A Ordinary Shares equal to 15% of the Class A Ordinary Shares offered hereunder, or 15,897,500 Class A Ordinary Shares, assuming the over-allotment option is exercised in full. Monkey Tree will be a “controlled company” as defined under the Nasdaq Stock Market Rules because immediately after the completion of this initial public offering, Ricky Ling Fung Sung (“Mr. Sung”), our Chief Executive Officer, Chairman and the controlling shareholder, will own approximately 74.82% of the total issued and outstanding Class A and Class B Ordinary Shares, representing approximately 96.16% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or approximately 73.78% of the total issued and outstanding Class A and Class B Ordinary Shares, representing approximately 95.95% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, Mr. Sung will have the ability to control or significantly influence the outcome of matters requiring approval by our shareholders. The disparate voting rights may also have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

	Per Share(1)	Total(1)
Initial public offering price	$	$
Underwriting discounts (7.00%)(2)	$	$
Proceeds, before expenses, to us(3)	$	$

(1)	The table above assumes that the underwriters do not exercise their over-allotment option. For more information, see “Underwriting” in this prospectus.

(2)	We have agreed to pay the underwriters a discount equal to seven percent (7.00%) of the gross proceeds of this initial public offering. We have also agreed to pay the representatives of the underwriters, Craft Capital Management LLC (“Craft Capital”) and Revere Securities LLC (“Revere” and together with Craft Capital, the “representatives”), a non-accountable expense allowance equal to one percent (1.00%) of the gross proceeds raised and to reimburse the underwriters for certain expenses incurred relating to this initial public offering. These payments will further reduce proceeds available to us before expenses. See “Underwriting” for a description of compensation and other items of value payable to the underwriters.

(3)	We expect our total cash expenses payable by us for this initial public offering, excluding the underwriting discounts to be approximately $864,503.

This initial public offering is being conducted on a firm commitment basis. The underwriters are obligated to purchase and pay for all of the Class A Ordinary Shares if any such Class A Ordinary Shares are purchased. We have granted the underwriters an option for a period of 45 days after the closing of this initial public offering to purchase up to 15% of the total number of the Class A Ordinary Shares offered by us in this initial public offering (excluding Class A Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the underwriters exercise the option in full, and assuming an initial public offering price of $4.00 per Class A Ordinary Share, which is the low end of the anticipated price range stated on the cover page of this prospectus, the total gross proceeds to us, before expenses, will be $7,058,700.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A Ordinary Shares on or about , 2025.

Lead Underwriter	Co-lead Manager

The date of this prospectus is        , 2025.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our Class A Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Class A Ordinary Shares.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this initial public offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this initial public offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

Monkey Tree is incorporated under the laws of the Cayman Islands as a Cayman Islands exempted company with limited liability and all of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

●	“Articles” or “Articles of Association” means the articles of association of our Company adopted on April 14, 2025, as amended, supplemented and/or otherwise modified from time to time;

●	“BVI” means the British Virgin Islands;

●	“BVI Act” means the BVI Business Companies Act, as amended, supplemented or otherwise modified from time to time;

●	“Class A Ordinary Shares” means our Class A ordinary shares, par value $0.001 per ordinary share;

●	“Class B Ordinary Shares” means our Class B ordinary shares, par value $0.001 per ordinary share;

●	“Company” and “Monkey Tree” means Monkey Tree Investment Limited, an exempted company incorporated in the Cayman Islands with limited liability on April 14, 2025, which will issue the Class A Ordinary Shares being offered hereby;

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” and “Mr. Sung” means Ricky Ling Fung Sung, who beneficially owns an aggregate of 13,205,600 Ordinary Shares, including 11,205,600 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, both through his ownership of Timberworks, which represents approximately 82.54% the total issued and outstanding Ordinary Shares, representing approximately 97.55% of the total voting power, as of the date of this prospectus and will represent approximately 74.82% the total issued and outstanding Ordinary Shares, representing approximately 96.16% of the total voting power immediately after the completion of this initial public offering, assuming the underwriters do not exercise their over-allotment option. See “Management” and “Principal Shareholders” for more information;

●	“Exchange Act” means the US Securities Exchange Act of 1934, as amended;

●	“Fisgard” means Fisgard Holdings Ltd., a business company incorporated under the laws of the BVI with limited liability, a direct wholly owned subsidiary of Monkey Tree;

●	“Group,” “we,” and “us” means the Company along with its subsidiaries;

●	“HK Subsidiaries” means the direct wholly-owned subsidiaries of Fisgard;

●	“HKD” or “HK$” means Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Independent Third Party” means a person or company who or which is independent of and is not a 5% beneficial owner of, does not control and is not controlled by or under common control with any 5% beneficial owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

●	“IPO” means this initial public offering of our Class A Ordinary Shares;

●	“Timberworks” means Timberworks Limited, a business company incorporated under the laws of the BVI, and wholly-owned by our Controlling Shareholder;

ii

●	“Memorandum” or “Memorandum of Association” means the memorandum of association of our Company adopted on April 14, 2025, as amended, supplemented and/or otherwise modified from time to time;

●	“Monkey Tree HK” means Monkey Tree English Learning Center Limited, a company incorporated under the laws of Hong Kong with limited liability, which is wholly-owned by our Controlling Shareholder through Timberworks as of the date hereof;

●	“Nasdaq” means The Nasdaq Stock Market LLC;

●	“Ordinary Shares” or “Shares” collectively means our Class A Ordinary Shares and Class B Ordinary Shares;

●	“PCAOB” means Public Company Accounting Oversight Board;

●	“PRC” or “China” means the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Special Administrative Region;

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, means the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China, for the purposes of this prospectus only;

●	“PRC laws” means all applicable laws, statues, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“SEC” or “U.S. Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Securities Act” means the Securities Act of 1933, as amended; and

●	“U.S. dollars” or “US$” or “$” or “USD” or “dollars” means United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Monkey Tree is a holding company with operations conducted in Hong Kong through the HK Subsidiaries. The functional currency of the HK Subsidiaries is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader.

Unless otherwise noted, the exchanges rates used for translation from HKD to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate the Company’s balance sheets, income statement items and cash flow items for both years ended March 31, 2024 and 2025. No representation is made that the HK$ amount represents or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, respectively.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Class A Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision. Unless the context otherwise requires, all references to “Monkey Tree,” the “Company,” and similar designations refer to Monkey Tree Investment Limited, an exempted company incorporated under in the Cayman Islands and its subsidiaries and all references to the “Group,” “we,” and “us” refer to the Company along with its subsidiaries.

Business Overview

We are a children’s language learning course provider with our principal operations in Hong Kong. Since the establishment of our first English learning center in 2012, we offer English and Mandarin courses to aged 3 to 14 children under our “Monkey Tree” brand, through various learning centers operated by our HK Subsidiaries in Hong Kong. Monkey Tree, the Cayman Islands exempted company is the holding company of our HK Subsidiaries, who carried out our business operations. As of the date of this prospectus, there are 20 learning centers in Hong Kong that are operated by our HK Subsidiaries.

We offer full range of English learning courses to our students across all spectrum of English learning, including phonics, reading and speaking, grammar and writing, conversation techniques and international English examinations preparation courses. Our courses are offered depending on the age and level and proficiency in English. We use interactive activities and games for our classes, such as singing and role-play, which we believe can effectively arouse students’ interest and enhance their learning results. Our courses are delivered by native English-speaking teachers in a relatively small-group learning environment so as to effectively engage our students in classes with close interactions of the native English teachers. Other than English courses, we also offer Mandarin courses which comprise an insignificant portion of our revenue for the years ended March 31, 2024 and 2025 and continue to comprise a small portion of our revenue as of the date of this prospectus.

Our courses are offered under our well-established “Monkey Tree” brand, which was established by our Controlling Shareholder in 2009, and is owned by Monkey Tree HK as at the date of this prospectus. We believe the “Monkey Tree” brand gives parents confidence in the consistency and quality of the English courses that we provide. Although Monkey Tree HK is not part of our Company, we are licensed by Monkey Tree HK to use the “Monkey Tree” brand in the course of our business under certain franchise agreements entered by us with Monkey Tree HK. We, however, do not have any operations or decision making authority outside of what we have been licensed from Monkey Tree HK. Under the franchise agreements, Monkey Tree HK has the right to terminate any of the franchise agreements immediately without notice if we commit a serious breach. Examples of serious breach include conviction of crime, fraudulent conduct, non-compliance with system standards, engagement in direct competition, causing damage to Monkey Tree HK’s reputation, bankruptcy, potential sale of the franchise, infringement of intellectual property rights and failure to settle payments. If our franchise agreements entered into with Monkey Tree HK are terminated or are not renewed, our language learning centers would have to be closed. This would significantly reduce our revenue and hence could have adverse effects on our results of operations. Furthermore, our Class A Ordinary Shares may become worthless. See “Risk Factors - Risks Related to Our Business and the Industry - We are substantially dependent on the series of franchise agreements that we entered into with Monkey Tree HK, and the termination or non-renewal of such franchise agreements could have adverse effects on our results of operations” on page 22 of this prospectus.

Other than the 20 “Monkey Tree” learning centers operated by us, Monkey Tree HK has licensed to other operators to operate approximately 38 “Monkey Tree” learning centers in Hong Kong as at the date of this prospectus. While none of Monkey Tree HK, our Controlling Shareholder and Timberworks, own any equity interests in such operators, they also operate “Monkey Tree” learning centers under various franchisee agreements entered into by and between them and Monkey Tree HK.

Our revenue for the years ended March 31, 2024 and 2025 was $8,693,611 and $8,997,590, respectively. Our net income for the years ended March 31, 2024 and 2025 was $857,463 and $1,444,280, respectively. We relied on bank borrowings and shareholder loans, together with operating cash inflows, to support our working capital needs. Our aggregate outstanding bank borrowings as of March 31, 2024 and 2025 was $2,142,899 and $1,759,784, respectively.

Industry and Market Data

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, as well as estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates.

Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys, and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	we provide interactive courses in a small group environment;

●	we operate through a well-established brand of “Monkey Tree”;

●	we have well-trained native English-speaking teachers in delivering our courses; and

●	we have a dedicated management team with proven track records.

Our Strategies

We intend to pursue the following strategies to further expand our business:

●	invest in technology to adapt our learning and practice materials for virtual learning;

●	focus on growth and expansion into local and new markets; and

●	foster brand awareness and image through different marketing initiatives.

Our Challenges

We face risks and uncertainties in achieving our business objectives and executing our strategies, including those relating to:

●	our ability to maintain the continuing use of “Monkey Tree” brand;

●	our ability to continue and further develop our business operations;

●	our ability to obtain supply of the native English-speaking teachers; and

●	our ability to maintain business relations with our course materials suppliers.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for detailed discussions of these and other risks and uncertainties associated with our business and investing in our Class A Ordinary Shares.

Corporate History and Structure

We commenced our operations with the establishment of South Horizon Education Limited, a company incorporated under the laws of Hong Kong in June 2012, which became wholly-owned by Monkey Tree, after the reorganization in contemplation of this IPO in May 2025 (the “Reorganization”). Prior to the Reorganization, our HK Subsidiaries were owned and controlled by our Controlling Shareholder through Monkey Tree HK.

On April 14, 2025, Monkey Tree, was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, with an authorized share capital of US$50,000 divided into 48,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, par value US$0.001 each, with 14,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares then held by our Controlling Shareholder after the initial one subscriber share in Class A Ordinary Shares held by Ogier Global Subscriber (Cayman) Limited was transferred to our Controlling Shareholder and an aggregate of 15,999,999 ordinary shares comprising of 13,999,999 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares were issued and allotted to our Controlling Shareholder on May 12, 2025. On July 4, 2025, our Controlling Shareholder transferred an aggregate of 2,794,400 to four individuals, each of whom is an Independent Third Party. Each of these individuals holds less than 5% of our total Class A Ordinary Shares and our voting rights. As a result of which, our Controlling Shareholder beneficially owns 11,205,600 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, both through his ownership of Timberworks, representing approximately 82.54% the total issued and outstanding Ordinary Shares and approximately 97.55% of the total voting power, as of the date of this prospectus. See “Principal Shareholders” for the beneficial ownership of our Class A Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares.

On May 12, 2025, Fisgard was incorporated under the laws of the BVI as a BVI business company with limited liability and a wholly-owned subsidiary of Monkey Tree.

On May 28, 2025, as part of the Reorganization, Fisgard acquired all the issued shares of the HK Subsidiaries from Monkey Tree HK at the aggregate consideration of approximately $19,359 (equivalent to HK$151,000) from Monkey Tree HK. Following the Reorganization, the HK Subsidiaries became our wholly owned subsidiaries through Fisgard.

The charts below illustrate our corporate structure and identify all of our subsidiaries as of the date of this prospectus and upon completion of this IPO (assuming the underwriters do not exercise their over-allotment option):

As of the date of this prospectus

Ling Fung Ricky Sung
100%
Timberworks Ltd.(1) (BVI)
Other Investors
80.04% of issued and outstanding Class A Ordinary Shares; 100.00% of issued and outstanding Class B Ordinary Shares; 82.54% of total issued and outstanding Ordinary Shares; 97.55% of total voting rights
19.96% of issued and outstanding Class A Ordinary Shares; 0.00% of issued and outstanding Class B Ordinary Shares; 17.47% of total issued and outstanding Ordinary Shares; 2.45% of total voting rights
Monkey Tree Investment Limited (Cayman Islands)
100%
Fisgard Holdings Limited (BVI)
100%
MOS Education Ltd. (HKSAR; DOI: 24 May 2020)
100%
Sai Wan Education Ltd. (HKSAR; DOI: 1 Apr 2018)
100%
Universal Education Ltd. (HKSAR; DOI: 19 Sep 2013)
100%
MHP Education Ltd. (HKSAR; DOI: 4 May 2022)
100%
South Horizon Education Ltd. (HKSAR; DOI: 18 Jun 2012)
100%
Shatin Educational Ltd. (HKSAR; DOI: 3 Dec 2015)
100%
Telford Education Ltd. (HKSAR; DOI: 20 Jul 2022)
100%
Belvedere Garden Education Limited (HKSAR; DOI: 1 Jun 2016)
100%
Laguna City Education Ltd. (HKSAR; DOI: 17 May 2016)
100%
Polam Education Ltd. (HKSAR; DOI: 17 Mar 2023)
100%
Bellagio Education Ltd. (HKSAR; DOI: 16 Apr 2014)
100%
Universal English Education Ltd. (HKSAR; DOI: 9 Oct 2012)
100%
Lagoon Education Ltd. (HKSAR; DOI: 17 May 2023)
100%
HFC Education Ltd. (HKSAR; DOI: 9 Sep 2015)
100%
H.K. English Educational Service Ltd. (HKSAR; DOI: 10 Feb 2012)
100%
Happy Monkey Learning Center Limited (HKSAR; DOI: 7 Jan 2014)
100%
Eleven Education Ltd. (HKSAR; DOI: 19 Oct 2012)

Note: (1) Timberworks also wholly-owns Monkey Tree HK, which wholly-owns Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. Monkey Tree HK, Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. are our related parties but not part of our group companies.

Immediately after completion of this IPO (assuming that the underwriters do not exercise their over-allotment options)

Note: (1) Timberworks also wholly-owns Monkey Tree HK, which wholly-owns Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. Monkey Tree HK, Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. are our related parties but not part of our group companies.

We are offering 1,650,000 Class A Ordinary Shares of Monkey Tree, our holding company, which number of shares is based on an assumed initial public offering price per share of $4.00, the low end of the initial public offering price range below, representing approximately 10.54% of our issued and outstanding Class A Ordinary Shares following completion of this IPO, assuming the underwriters do not exercise their over-allotment option.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this IPO, our Controlling Shareholder will own approximately 74.82% of the total issued and outstanding Class A and Class B Ordinary Shares, representing approximately 96.16% of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

Holding Company Structure

Monkey Tree is an exempted company incorporated in the Cayman Islands as a holding company with no material operations of its own, and we conduct our operations in Hong Kong through our HK Subsidiaries. This is an initial public offering of the Class A Ordinary Shares of Monkey Tree, the holding company in the Cayman Islands, instead of the shares of the HK Subsidiaries. Investors in this IPO will not directly hold any equity interests in our HK Subsidiaries.

As a result of our corporate structure, the ability of Monkey Tree to pay dividends may depend upon dividends paid by its subsidiaries. If our existing operating subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Moreover, in the future, cash proceeds raised from overseas financing activities, including this IPO, may be transferred by us to our HK Subsidiaries via capital contribution or shareholder loans, as the case may be.

See “Dividend Policy” and “Risk Factors — Risks Related to Our Class A Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash or other assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Ordinary Shares or cause them to be worthless,” and Consolidated Statements of Change in Equity in audited financial statements contained in this prospectus for more information.

Transfers of Cash or Other Assets To and From Our Subsidiaries

Our management monitors the cash position of our HK Subsidiaries regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our board of directors.

The ability of Monkey Tree to transfer cash or other assets to its subsidiary is subject to the following: No regulatory approval is required for Monkey Tree to transfer cash or other assets to any of its subsidiaries; subject to due corporate authorization in accordance with its Memorandum and Articles of Association and compliance with the Companies Act, there is no prohibition under the laws of the Cayman Islands and the Company’s memorandum and articles of association (as amended from time to time) preventing Monkey Tree to provide funding to any of its direct subsidiaries through shareholder’s loans or equity contributions. Monkey Tree is not prohibited under the laws of the Cayman Islands to provide funding to the HK Subsidiaries subject to certain compliance with the Cayman Islands laws and the Company’s memorandum and articles of association. As a holding company, Monkey Tree may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements.

The ability of our HK Subsidiaries to transfer cash or other assets to Monkey Tree is subject to the following: According to the Companies Ordinance of Hong Kong, a Hong Kong company may make a distribution out of profits available for distribution. If any of our HK Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Monkey Tree.

Currently, all of our operations are in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from Monkey Tree to our HK Subsidiaries or from our HK Subsidiaries to Monkey Tree and the investors in the U.S.

As a holding company, Monkey Tree may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. During the years ended March 31, 2024 and 2025 and as of the date of this prospectus, Monkey Tree and Fisgard have not distributed any cash dividends or made any other cash distributions. For the year end March 31, 2025, our HK Subsidiaries declared dividends in the aggregate amount of HK$7,882,694 to Monkey Tree HK, its then sole shareholder by offsetting the amount due from Monkey Tree HK. Except that, there have not been any cash transfers among Monkey Tree, Fisgard, our HK Subsidiaries, and any of our shareholders, during the years ended March 31, 2024 and 2025 and as of the date of this prospectus.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary by way of dividend payments. Monkey Tree is permitted under the laws of Hong Kong to provide funding to our HK Subsidiaries through dividend distributions subject to certain statutory requirements of having sufficient profits.

Our HK Subsidiaries did not adopt and do not maintain any cash management policies and procedures as of the date of this prospectus. Further, we do not have in place any cash management policies that dictate how funds are transferred.

Subject to Hong Kong law, the Companies Act, the BVI Act and our Memorandum and Articles, our directors may declare dividends in such amount as the board of directors thinks fit if it is satisfied, on reasonable grounds, that immediately after the distribution, the value of the Company’s assets exceeds its liabilities and our Company is able to pay its debt as they fall due. Both the Companies Act and the BVI do not impose a withholding tax on payments of dividends to shareholders provided that the shareholders are not residents of the Cayman Islands.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. If any of our HK Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Monkey Tree. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash or other assets between Monkey Tree and its subsidiary, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiary, to Monkey Tree and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Further, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from Monkey Tree to our HK Subsidiaries nor from our HK Subsidiaries to Monkey Tree, our shareholders or U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash or other assets. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through our HK Subsidiaries. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE, structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” The PRC laws and regulations do not currently have any material impact on transfer of cash from Monkey Tree to our HK Subsidiaries nor from our HK Subsidiaries to Monkey Tree and the investors in the U.S. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

Summary of Key Risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects that you should consider before making a decision to invest in our Class A Ordinary Shares. These risks are discussed more fully in “Risk Factors.” The following is a summary of what we view as our most significant risk factors:

Risks Related to Our Business and the Industry (for a more detailed discussion, see “Risk Factors – Risks Related to our Business and the Industry” beginning on page 21 of this prospectus)

●	We face intense competition in the children’s language learning industry, and we may fail to maintain or gain market share. See more detailed discussion of this risk factor on page 21 of this prospectus.

●	Our success depends significantly on the market recognition of our brand, and any damage to our brand image could materially and adversely impact our business and results of operations. See more detailed discussion of this risk factor on page 21 of this prospectus.

●	We may not be able to attract students to enroll in our courses or retain our existing students. See more detailed discussion of this risk factor on page 22 of this prospectus.

●	Our operations are heavily concentrated in Hong Kong, and any event negatively affecting the after-school education market in Hong Kong could have a material adverse effect on our overall business and results of operations. See more detailed discussion of this risk factor on page 23 of this prospectus.

●	We may be unable to charge course fees at sufficient levels to remain profitable. See more detailed discussion of this risk factor on page 23 of this prospectus.

●	We may not be able to recruit and retain a sufficient number of teachers to conduct our courses. See more detailed discussion of this risk factor on page 23 of this prospectus.

●	We may not be able to introduce new courses, enhance our existing courses or develop new curricula, and even if we do, we may not be successful. See more detailed discussion of this risk factor on page 23 of this prospectus.

●	Failure to effectively and efficiently manage the expansion of our language learning center network may materially and adversely affect our ability to capitalize on new business opportunities. See more detailed discussion of this risk factor on page 24 of this prospectus.

●

Our business is subject to an extensive and strict regulatory regime, inspection and supervision by the Education Bureau in Hong Kong, which may interfere with the way in which we conduct our business and may negatively impact our business and result of operations. See more detailed discussion of this risk factor on page 24 of this prospectus.

●	Our operation is subject to certain regulatory requirements and exemptions in Hong Kong, in particular the registration with the Education Bureau in Hong Kong. If we are unable to obtain the relevant registrations or exemptions or such registration or exemptions are revoked by the relevant regulatory authorities, our operation will have to be suspended and our business, operating and financial results may be materially and adversely affected. See more detailed discussion of this risk factor on page 24 of this prospectus.

●	Our business may be materially and adversely affected by the declining birth rate. See more detailed discussion of this risk factor on page 25 of this prospectus.

●	We face risks related to health epidemics and other outbreaks. Any future outbreaks of communicable diseases in Hong Kong could severely disrupt our business and operations. See more detailed discussion of this risk factor on page 25 of this prospectus.

●

Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our students and their parents. See more detailed discussion of this risk factor on page 27 of this prospectus.

●	The highly competitive market for our services and industry fragmentation may continue to create adverse price pressures. See more detailed discussion of this risk factor on page 30 of this prospectus.

Risks Related to Doing Business in Hong Kong (for a more detailed discussion, see “Risk Factors – Risks Related to Doing Business in Hong Kong” beginning on page 34 of this prospectus)

●	All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See more detailed discussion of this risk factor on page 34 of this prospectus.

●	The Hong Kong legal system embodies uncertainties that could limit the legal protections available to you and us. See more detailed discussion of this risk factor on page 35 of this prospectus.

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time, could limit the legal protections available to us. See more detailed discussion of this risk factor on page 36 of this prospectus.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. See more detailed discussion of this risk factor on page 37 of this prospectus.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. See more detailed discussion of this risk factor on page 37 of this prospectus.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. See more detailed discussion of this risk factor on page 42 of this prospectus.

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. See more detailed discussion of this risk factor on page 38 of this prospectus.

Risks Related to our Class A Ordinary Shares (for a more detailed discussion, see “Risk Factors – Risks Related to our Class A Ordinary Shares” beginning on page 47 of this prospectus)

●	There has been no public market for our Class A Ordinary Shares prior to this IPO; if an active trading market does not develop, you may not be able to resell our Class A Ordinary Shares at any reasonable price. See more detailed discussion of this risk factor on page 47 of this prospectus.

●	The trading price of our Class A Ordinary Shares could be subject to rapid and substantial volatility. See more detailed discussion of this risk factor on page 47 of this prospectus.

●	Substantial future sales or perceived potential sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline. See more detailed discussion of this risk factor on page 48 of this prospectus.

●	Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company. See more detailed discussion of this risk factor on page 48 of this prospectus.

●	We will incur increased costs as a result of being a public company. See more detailed discussion of this risk factor on page 48 of this prospectus.

●	We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. Any restrictions on the ability of our HK Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. See more detailed discussion of this risk factor on page 49 of this prospectus.

●	Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares. See more detailed discussion of this risk factor on page 49 of this prospectus.

●	Assuming our Class A Ordinary Shares are listed on the Nasdaq Capital Market, if we fail to meet applicable continued listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline. See more detailed discussion of this risk factor on page 50 of this prospectus.

●	If you purchase our Class A Ordinary Shares in this IPO, you will incur immediate and substantial dilution in the book value of your shares. See more detailed discussion of this risk factor on page 51 of this prospectus.

●	As we do not anticipate distributing dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment. See more detailed discussion of this risk factor on page 52 of this prospectus.

●	Our management has broad discretion to determine how to use the funds raised in this IPO and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares. See more detailed discussion of this risk factor on page 52 of this prospectus.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. See more detailed discussion of this risk factor on page 52 of this prospectus.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline. See more detailed discussion of this risk factor on page 53 of this prospectus.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited. See more detailed discussion of this risk factor on page 53 of this prospectus.

●	As the rights of a shareholder under laws of the Cayman Islands differ from those under U.S. law, you may have fewer protections than you would as a shareholder of a U.S. corporation. See more detailed discussion of this risk factor on page 54 of this prospectus.

●	Cayman Islands economic substance requirements may have an effect on our business and operations. See more detailed discussion of this risk factor on page 55 of this prospectus.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies. See more detailed discussion of this risk factor on page 56 of this prospectus.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. See more detailed discussion of this risk factor on page 56 of this prospectus.

●	There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares. See more detailed discussion of this risk factor on page 57 of this prospectus.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See more detailed discussion of this risk factor on page 57 of this prospectus.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See more detailed discussion of this risk factor on page 58 of this prospectus.

●	Our CEO has substantial influence over us and his interests may not be aligned with the interests of our other shareholders. See more detailed discussion of this risk factor on page 58 of this prospectus.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements, which could have an adverse effect on our public shareholders. See more detailed discussion of this risk factor on page 58 of this prospectus.

Recent Regulatory Developments in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, in addition to “operators of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (together with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”). The Draft Rules Regarding Overseas Listing lays out the filing regulation arrangement for both direct and indirect overseas listing and clarifies the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC, and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include, but not be limited to: regulatory opinions, record filing, approval, and other documents issued by competent regulatory authorities of relevant industries (if applicable), and security assessment opinions issued by relevant regulatory authorities (if applicable). On December 27, 2021, the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) (“Negative List”), which became effective and replaced the previous version. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

On January 4, 2022, the CAC, the NDRC, and several other administrations jointly adopted and published the revised Cybersecurity Review Measures (“CRM”), which took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CRM provides no further explanation on the extent of “network platform operator” and “foreign” listing, as confirmed and advised by our PRC Counsel, China Commercial Law Firm, we do not believe we are obligated to apply for a cybersecurity review pursuant to the revised CRM, considering that (i) we are not in possession of or otherwise holding personal information of over one million users, and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this prospectus, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. We believe that we are not subject to the CSRC Filing Rules, because we are incorporated in the Cayman Islands and our operating subsidiary incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the CSRC Filing Rules and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form.” If our offering and listing is later deemed as “indirect overseas offering and listing by companies in mainland China” under the CSRC Filing Rules, we may need to complete the filing procedures for our offering and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Monkey Tree’ daily business operations, its ability to accept foreign investments, and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the CSRC Filing Rules become applicable to our HK Subsidiaries or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our HK Subsidiaries, the business operation of our HK Subsidiaries and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our HK Subsidiaries becomes subject to the CAC or CSRC review, we cannot assure you that our HK Subsidiaries will be able to comply with the regulatory requirements in all respects, and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our HK Subsidiaries fail to receive or maintain such permissions or if the required approvals are denied, our HK Subsidiaries may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Permission Required from Hong Kong and PRC Authorities

As of the date of this prospectus, (i) our HK Subsidiaries have received all requisite permissions and approvals for the operation of our business in Hong Kong namely the business registration certificate issued by the Hong Kong Business Registration Office, which was first issued on February 2019 and remains valid as of the date of this prospectus, and no such permissions and approvals have been denied, (ii) our HK Subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to issue our Class A Ordinary Shares to foreign investors, and (iii) we are also not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Class A Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our HKS Subsidiaries were established and operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC.

Furthermore, as confirmed and advised by our PRC Counsel, China Commercial Law Firm, based on laws and regulations currently in effect in the PRC as of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S. Although we have existing and potential customers who are mainland China individuals or companies that have shareholders or directors that are mainland China individuals, since neither we, nor our subsidiaries, are “PRC domestic companies” which are subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong or elsewhere who are not mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our subsidiaries in Hong Kong, none of our business activities are conducted in mainland China, and we have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

In addition, although our HK Subsidiaries may collect and store certain data (including certain personal information) from our customers, some of whom may be companies in mainland China, in connection with our business and operations, as confirmed and advised by our PRC Counsel, China Commercial Law Firm, we and our HK Subsidiaries will not be deemed to be an “operator of critical information infrastructure” or any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC for this IPO or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations in Hong Kong, since our HK Subsidiaries are incorporated and only operating in Hong Kong without any subsidiary or variable interest entity structure in mainland China.

However, if the applicable laws, regulations, or interpretations change and our HK Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our HK Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The PRC laws and regulations do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies.

Recent PCAOB Developments

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill that, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB issued a Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a special administrative region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how PCAOB fulfills its responsibilities under the HFCA Act.

Our auditor, OneStop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. OneStop Assurance PAC is headquartered in Singapore, and can be inspected by the PCAOB. As of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has unfettered ability to transfer information to the SEC. According to the PCAOB, its December 2021 determinations under the HFCA Act remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Implications of Being a Controlled Company

Upon the completion of this IPO, our Controlling Shareholder will own approximately 74.82% of the total issued and outstanding Ordinary Shares, representing approximately 96.16% of the total voting power, assuming the underwriters do not exercise their over-allotment option. As such, we will be deemed to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this IPO. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this IPO. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Class A Ordinary Shares pursuant to this IPO. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed US$1.235 billion, or we issue more than US$1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer as defined by the SEC. As a result, in accordance with the rules and regulations of the Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. These exemptions include, among others, the following:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

●	Exemption from Section 16 rules regarding transactions in our securities by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Information

Our principal executive office is located at Suite 2514, 25/F, 1111 King’s Road, Taikoo Shing, Hong Kong. Our telephone number is +852 3563 6771. Our registered office in the Cayman Islands is located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Our website can be found at https://monkeytreeinvestment.com/en-us. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering

Class A Ordinary Shares being offered by us:	1,650,000 Class A Ordinary Shares, based on an assumed IPO price of $4.00 per share, which is the low end of the anticipated price range stated on the cover page of this prospectus.

Assumed IPO Price per Class A Ordinary Share:	We estimate the IPO price will be between $4.00 and $5.00 per Class A Ordinary Share.

Number of Ordinary Shares outstanding before this IPO:	16,000,000 Ordinary Shares, including 14,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares.

Number of Ordinary Shares outstanding after this IPO:

17,650,000 Ordinary Shares, including 15,650,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, assuming no exercise of the over-allotment option and based on an assumed IPO price of $4.00 per share.

17,897,500 Ordinary Shares, including 15,897,500 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, assuming full exercise of the over-allotment option and based on an assumed IPO price of $4.00 per share.

Over-allotment option:

We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the Class A Ordinary Shares sold in the IPO in any combination thereof, or up to 247,500 Class A Ordinary Shares based on an assumed IPO price of $4.00 per share, which is the low end of the anticipated price range stated on the cover page of this prospectus, solely to cover over-allotments, if any, at the IPO price, less the underwriting discounts.

Voting Rights:

Class A Ordinary Shares are entitled to one (1) vote per share.

Class B Ordinary Shares are entitled to fifty (50) votes per share.

Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class, unless otherwise required by law or our Memorandum and Articles of Association. The sole holder of our Class B Ordinary Shares, namely, Mr. Sung, indirectly through his ownership of Timberworks, will hold approximately 96.16% of the total voting power attached to all our issued and outstanding Ordinary Shares, which votes are attributable to those attached to 11,205,600 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares that are owned by Timberworks, following the completion of this IPO, assuming no exercise of the underwriters’ over-allotment option, and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. Mr. Sung will be able to retain such control as long as the number of Class B Ordinary Shares that he holds is not less than approximately 6.55% of our total issued and outstanding Ordinary Shares, or approximately 57.83% of our total issued and outstanding Class B Ordinary Shares, assuming that he does not hold any of our Class A Ordinary Shares and the underwriters do not exercise its over-allotment option. See the sections titled “Principal Shareholders” and “Description of Ordinary Shares” for additional information.

Use of proceeds:	Based upon an assumed IPO price of $4.00 per Class A Ordinary Share, which is the low end of the anticipated price range stated on the cover page of this prospectus, we estimate that we will receive net proceeds from this IPO, after deducting the estimated underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us, of approximately $4,957,497 if the underwriters do not exercise their over-allotment option, and approximately $5,868,297 after such deductions if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds of this IPO as follows:

●	Approximately 30%, or $1,487,249, for developing and upgrading our information technology infrastructure to cater to our customers who utilize our virtual learning environment;

●	Approximately 20%, or $991,499, for developing virtual learning teaching materials and ancillary products;

● Approximately 50%, or $2,478,749, for supplementing our operating cash flow and general corporate use.

For more information on the use of proceeds, see “Use of Proceeds” on page 64.

Lock-up agreements:	We, and all of our directors, officers, and five percent or greater shareholders, intend to agree with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six (6) months from the date of the underwriting agreement. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing; Proposed Nasdaq symbol:	We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “MKTR.” At this time, Nasdaq has not yet approved our application to list our Class A Ordinary Shares. The consummation of this IPO is conditioned upon Nasdaq’s approval of our initial listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Transfer agent and registrar:	Transhare Corporation

Risk factors:	Investing in our Class A Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 21.
The actual number of Ordinary Shares to be outstanding following this IPO will be determined based on the actual IPO price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	the expected or potential impacts of political and economic instability or volatility, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, public corruption, expropriation and other economic or political uncertainties;

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our offerings and products distributed by us;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our Class A Ordinary Shares;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure, and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks together with the other information appearing elsewhere in this prospectus before deciding to invest in our Class A Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations, and future growth prospects. In these circumstances, the market price of our Class A Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and the Industry

We face intense competition in the children’s language learning industry, and we may fail to maintain or gain market share.

The children’s language learning sector in Hong Kong is rapidly evolving, highly fragmented and competitive in which competition is expected to further sustain and intensify in the near future. We face intense competition in each language education service we offer and each district in Hong Kong in which we operate. Although we enjoy geographical exclusivity within a specified distance (typically 400 meters) from another franchised language learning center under the series of franchise agreements, this 400-meter area is small, and we still face significant competition.

As a result of such intense competition, our student and/or course enrollments may decrease. In addition, we face competition from many different smaller-sized competitors, which may be able to tailor their teaching materials to individual students and respond more promptly to changes in student preferences in these markets. We may need to remain competitive in tuition fees or expend more resources on marketing, facilities and teaching materials upgrade and/or learning support in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our revenue and profitability may decrease.

There is no assurance that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitiveness or otherwise respond to market competition effectively, we may lose our market share and our profitability could be adversely affected.

Our success depends significantly on the market recognition of our brand, and any damage to our brand image could materially and adversely impact our business and results of operations.

We operate under the “Monkey Tree” brand, which we believe is a well-established brand with trust and confidence from parents and students. We believe our success depends substantially on the confidence of the parents of our students in the “Monkey Tree” brand. Any incident that may erode parents’ trust in or affinity for the “Monkey Tree” brand could significantly reduce its value. Other than the 20 “Monkey Tree” learning centers operated by us, Monkey Tree HK has licensed to other operators to operate approximately 38 “Monkey Tree” learning centers in Hong Kong as at the date of this prospectus (“Other Franchisees”). While none of Monkey Tree HK, our Controlling Shareholder and Timberworks, own any equity interests in Other Franchisees, the Other Franchisees also operate “Monkey Tree” learning centers under various franchisee agreements entered into by and between them and Monkey Tree HK. We have been informed by Mr. Sung, who is our chief executive officer and the chief executive officer of Monkey Tree HK, that the series of franchisee agreements entered into by and between Monkey Tree HK and the Other Franchisees are on terms that are similar to or less favorable than those entered into by and between us and Monkey Tree HK, and, through such franchise agreements, Monkey Tree HK or our Controlling Shareholder are able to control the business operations and decision-making of Other Franchisee, such as the design of these learning centers, the curriculum and course contents that they offer, the level of course fees, the contents of the teaching manual and course materials, as well as and the deployment of teaching personnel. However, we cannot assure you that the series of franchisee agreements that we entered into with Monkey Tree HK will remain on terms that are similar to or more favorable than those entered into by and between Monkey Tree HK and the Other Franchisees, or that Mr. Sung will continue to provide us with the pricing information of the series of franchise agreements entered into by and between Monkey Tree HK and the Other Franchisees. Furthermore, although, apart from entering into franchise agreements with us and Other Franchisees, Monkey Tree HK currently does not directly operate other language learning centers or carry out business operations under the “Monkey Tree” brand, it may in future, elect to directly operate other language learning centers or carry out business operations under the “Monkey Tree” brand itself. As the “Monkey Tree” brand continues to grow in size, extends geographic reach, and with different operators operating under the “Monkey Tree” brand, we cannot assure you that customer confidence in the “Monkey Tree” brand will not diminish. If our students or their parents perceive or experience a decrease in the quality of the learning experience at our language learning centers or other language learning centers under the “Monkey Tree’ brand, or believe in any way that we are failing to deliver a consistently positive experience, the brand value could suffer, which could have a material adverse effect on our business.

Furthermore, the brand image of the “Monkey Tree” brand is subject to reviews by students, parents, teachers and industry peers who may publish their experiences and views on websites and social media. We have no control over the content of their views or articles, including whether or not they are true or accurate. Any publication of negative comments or reviews by them about their learning/teaching experience at our language learning centers or other language learning centers under the “Monkey Tree” brand may adversely affect the brand image and reputation, regardless of their validity. If any negative publicity or review is associated with the “Monkey Tree” brand, the results of our business operations could be adversely affected.

We have limited control over the quality and efficiency of services provided, posing risks to our business performance. All teaching staff are assigned exclusively by Monkey Tree HK, limiting our ability to recruit or retain personnel tailored to local market needs or standards. We are obligated to use only the educational materials prepared and provided by Monkey Tree HK, which restricts our capacity to innovate or adapt content to diverse student demands. We need to strictly adhere to Monkey Tree HK’s operating manual, constraining our flexibility in operational management and service delivery improvements. Internet marketing, which constitutes the primary channel for student recruitment, is entirely managed by Monkey Tree HK, leaving us dependent on their marketing strategies and effectiveness without the ability to directly influence or augment promotional efforts.

We are substantially dependent on the series of franchise agreements that we entered into with Monkey Tree HK, and the termination or non-renewal of such franchise agreements could have adverse effects on our results of operations.

In the course of business, our HK Subsidiaries entered into a series of franchise agreements with Monkey Tree HK. These franchise agreements allow us to use various trademarks of the “Monkey Tree” brand, including the trademarks of “Monkey Tree English Learning Center”, “”, “Learn to Read in Less Than One Year,” and “Laugh Learn and Grow with Us” for our business and operations. Furthermore, Monkey Tree HK shall use all reasonable endeavors to recruit teachers required by our HK Subsidiaries and provide training to them, provide standard plans and specifications for the development and design of our language learning centers, and provide teaching manuals to our HK Subsidiaries.

These franchise agreements are typically for a term of around three years with all existing franchise agreements ending on March 31, 2026. Under these franchise agreements, we do not have any operations and decision making authority outside of what we have been licensed from Monkey Tree HK. Also, when the term of an existing franchise agreement expires, Monkey Tree HK has the sole discretion to determine whether it will grant the renewal of the franchise. Monkey Tree HK has the right to terminate any of the franchise agreements immediately without notice if we commit a serious breach where we will be liable to pay Monkey Tree HK the pre-agreed amount of HK$100,000 (approximately US$12,820) as liquidated damages (which will be reduced to HK$50,000 (approximately US$6,410) if certain conditions are satisfied). Examples of serious breach include conviction of crime, fraudulent conduct, non-compliance with system standards, engagement in direct competition, causing damage to Monkey Tree HK’s reputation, bankruptcy, potential sale of the franchise, infringement of intellectual property rights and failure to settle payments. We cannot guarantee that these franchise agreements will not be terminated before their expiration or that they will be renewed. The termination or non-renewal of these franchise agreements would lead to a closure of our language learning centers and would significantly reduce our revenue and hence could have adverse effects on our results of operations. Furthermore, our Class A Ordinary Shares may become worthless. For the financial years ended March 31, 2024 and 2025 and up to the date of this prospectus, we have not experienced any early termination or non-renewal of these franchise agreements.

We do not have the unilateral right to extend our franchise agreements when the initial term expires. This could result in non-recurring losses.

For each learning center under our operation, we bear full financial responsibility for all renovation costs required to maintain or upgrade facilities, as well as redundancy payments to directors and employees where applicable. These upfront and ongoing expenses can be substantial, directly impacting our profitability.

Our franchise agreements with Monkey Tree HK are typically for a term of three years. However, we do not hold unilateral rights to renew an agreement once the initial three-year term expires, placing us at risk of losing operational control over the learning centers. The inability to secure term extensions may lead to unrecouped capital investments and non-recurring losses, thereby negatively affecting our financial stability and growth prospects.

If we are no longer able to benefit from our business cooperation with Monkey Tree HK, our business may be adversely affected.

Our courses are offered under our well-established “Monkey Tree” brand, which was established by our Controlling Shareholder in 2009, and is owned by Monkey Tree HK as of the date of this prospectus. We believe the “Monkey Tree” brand gives parents confidence in the consistency and quality of the English courses that we provide.

Our business has benefited significantly from the “Monkey Tree” brand name and strong market position and customer bases. Under the franchise agreements that we entered with Monkey Tree HK, Monkey Tree HK supports our business and operations in a number of areas, such as the use of the “Monkey Tree” brand, the provision of well-trained native English-speaker teachers, structured curricula, teaching materials and education materials. We cannot assure you that we will be able to continue to benefit from our cooperative relationships with Monkey Tree HK in the future. To the extent that we cannot maintain our relationships with Monkey Tree HK on terms favorable to us, or at all, we will need to find replacement business partners and service providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

We may not be able to attract students to enroll in our courses or retain our existing students.

The success of our business depends largely on the number of students enrolling in the courses we offer. Whilst we believe that the market awareness and reputation of the “Monkey Tree” brand have been contributing significantly to the success of our recruitment of students, and we differentiate ourselves from our competitors with a number of competitive strengths, the branding effort and our competitive strengths alone do not guarantee a successful return of student enrollments or increase in awareness of our education services. Our ability to attract students to enroll continuously and retain existing students is critical to our success and growth. If we are unable to continue to attract students to enroll or retain existing students, our revenue may decline, or we may not be able to maintain profitability, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are heavily concentrated in Hong Kong, and any event negatively affecting the after-school education market in Hong Kong could have a material adverse effect on our overall business and results of operations.

We derived all of our revenue during the year ended March 31, 2025 from our operations in Hong Kong and we expect our services in Hong Kong to continue to generate the majority of, if not all of, our revenue for the foreseeable future. The concentration of our business in Hong Kong exposes us to geographical concentration risks related to this region or the learning centers located in this region. Any material adverse social, economic, regulatory or political development, any changes in the local education laws and regulations, or any natural disaster or epidemic affecting this region could negatively affect the demand for and/or our ability to provide after-school education services. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to charge course fees at sufficient levels to remain profitable.

Under the franchise agreements that we entered with Monkey Tree HK, Monkey Tree HK maintains uniform course fees for all our courses. The course fees are determined based on, among other things, (i) operating costs; (ii) course popularity; (iii) capacity utilization; and (iv) level of the relevant courses. The course fees are subject to annual review.

We believe that the course fees are within the range of the market and are highly competitive. However, in determining the course fees, Monkey Tree HK does not take into account our initial set-up costs, capital investment costs and other operating expenses. We are unable to increase the course fees on our own. We cannot assure you that the course fees determined by Monkey Tree HK are profitable to us, or can remain profitable to us. As such any significant decrease in the course fees, increase in our costs, or inadequate student enrollment, could have a material adverse impact on our business and results of operations.

Furthermore, Monkey Tree HK retains the right to adjust or increase royalty fees payable by us over time. Any such increase in royalties could significantly elevate our operating costs, thereby reducing profit margins and overall business profitability. This potential cost escalation introduces financial uncertainty and could adversely affect our capacity to sustain and grow profitably.

We may not be able to recruit and retain a sufficient number of teachers to conduct our courses.

We believe that the quality of our teachers has significantly contributed to our success and is vital to maintaining the quality of our services. We rely on Monkey Tree HK to recruit native English-speaking teachers, predominately overseas, and carry out training for us. Furthermore, under the series of franchisee agreements that we entered into with Monkey Tree HK, we are unable to recruit teaching staff on our own.

We cannot guarantee that Monkey Tree HK will be able to recruit, or allocate to us, sufficient native English-speaking teachers for the teaching of our courses, or to retain a sufficient number of qualified teachers in the future. If we are not allocated sufficient numbers of qualified teachers, we may have to scale down our business and operations which would have a material adverse effect on our business, financial condition and results of operations.

Our ability to expand and open new learning centers at the pace we desire is inherently constrained by our reliance on Monkey Tree HK for the supply of qualified teachers and approved teaching materials. Any delays, shortages, or limitations imposed by Monkey Tree HK could impede timely center openings and limit our capacity to scale our operations in response to market demand. This dependence creates a bottleneck risk that may hinder our growth ambition and affect competitiveness.

We may not be able to introduce new courses, enhance our existing courses or develop new curricula, and even if we do, we may not be successful.

We currently offer 11 English courses and one Mandarin course and we also sell certain educational material. The curricula are designed and developed by Monkey Tree HK, as well as the teaching materials, educational materials and ancillary materials.

Although there may be market demands for introducing new courses, enhancing our existing courses or developing new curricula, we are unable to do so in light of the terms of certain franchise agreements that we entered with Monkey Tree HK. Even if Monkey Tree HK introduces new courses, enhances our existing courses or develops new curricula, there is no assurance that any of these new teaching materials or enhancements to the existing curricula will fulfill customer needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

In addition, introducing new courses or enhancing existing courses requires us to allow extra time for our existing teaching staff to undergo additional training. If the new courses or materials are not delivered cost-effectively, or we are unable to manage effectively the conducting of those courses, our financial condition and results of operations could be adversely affected.

We operate in a competitive industry. Our competitors may offer similar or better curricula, teaching staff, school support and marketing approaches, with different pricing and course packages that may have greater appeal than our offering. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their learning centers and respond more quickly than we can to changes in student demands, market needs or new technologies. There is no assurance that we may be able to timely provide, or renew quality curricula and course materials for our courses in the future which could suit the changing trends and market needs. If we fail to do so, our reputation, market share, business operation and financial results may be materially and adversely affected.

Failure to effectively and efficiently manage the expansion of our language learning center network may materially and adversely affect our ability to capitalize on new business opportunities.

We have grown rapidly in the past few years, expanding our network from 3 learning centers as of 2012 to 20 learning centers as of March 31, 2025 and as of the date of this prospectus. We will continue to further establish our presence in existing markets, expand our operations and make efforts to increase the utilization rates of both our existing and new learning centers. However, we may not succeed in executing our growth strategies or be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

●	we may fail to effectively market our programs in new markets or promote our programs in existing markets;

●	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;

●	we may be unable to continue to develop or refine our curriculum and course content;

●	we may be unable to successfully execute new growth strategies; and

●	we may fail to achieve the benefits we expect from our expansion.

These risks may increase significantly when we expand. Establishing new learning centers and managing the growth of a geographically diverse business also involves significant risks and challenges and requires us to make investments in management, capital expenditures, marketing and other resources. We may find it difficult to manage financial resources, implement a consistent service standard and operational policies and maintain our operational, management and technology systems across our network. If we are unable to manage our expanding operations or successfully achieve future growth, our business, prospects, results of operations and financial condition may be materially and adversely affected.

Our business is subject to an extensive and strict regulatory regime, inspection and supervision by the Education Bureau in Hong Kong, which may interfere with the way in which we conduct our business and may negatively impact our business and results of operations.

The education industry in Hong Kong is subject to extensive government regulations. Moreover, the Education Bureau is empowered to issue and implement regulations governing various aspects of the education industry. As such, we face the risk of intervention by the Education Bureau which could have an adverse impact on our business activities if we are deemed to have been non-compliant with applicable laws and regulations. Although, during the years ended March 31, 2024 and 2025, and up to the date of this prospectus, we have not been found non-compliant with such applicable laws and regulations, nor have we been denied with any permissions or approvals to carry out our business operations. However, there is no assurance that we will be compliant in the future, or that we will not be denied of any permissions or approvals that are essential to our business and operations.

Furthermore, extensive regulations and any possible related delays in seeking the appropriate approvals or licenses can also significantly delay the implementation of our business expansion plans or establishment of new language learning centers, which could materially and adversely affect our market competitiveness, profitability and prospects. Newly enacted legislation or amendments in the relevant laws and regulations or in their interpretation or enforcement may increase the difficulty for us to comply with the regulatory requirements and in particular how we conduct our business and education programs for our students. In addition, changes in the rules and regulations could result in limitations on our operations, which include our teaching materials, course delivery modes or modifications to our business practices, any changes of which may require a substantial sum of additional costs. If we fail to comply with such regulatory requirements, we may not be able to obtain or maintain the necessary approvals, licenses or permits, which may materially and adversely affect our business, financial condition and results of operations.

Our operation is subject to certain regulatory requirements and exemptions in Hong Kong, in particular the registration with the Education Bureau in Hong Kong. If we are unable to obtain the relevant registrations or exemptions or such registrations or exemptions are revoked by the relevant regulatory authorities, our operation will have to be suspended and our business, operating and financial results may be materially and adversely affected.

Our language learning centers in Hong Kong have obtained the Certificate of Registration of a School or Certificate of Provisional Registration of a School as required under the Education Ordinance (Chapter 279 of the Laws of Hong Kong) and Education (Exemption) (Private Schools Offering Non-Formal Curriculum) Order (Chapter 279F of the Laws of Hong Kong) or are otherwise categorized as exempted schools (or PSNFCs) under the Exemption Order and are able to enjoy exemption from certain provisions under the Education Ordinance and the Education Regulations. There is no assurance that we can obtain the above-mentioned certificates and/or exemptions in the future, that the certificates and/or exemptions will not be revoked by the relevant regulatory authorities or that there will not be more stringent requirements for obtaining the exemption that are costly or difficult to meet in the future. If we are not able to obtain the above-mentioned certificates and/or exemptions, our operations in those learning centers will have to be suspended.

Our business may be materially and adversely affected by the declining birth rate.

According to the Census and Statistics Department of Hong Kong, the crude birth rate, i.e. the ratio of the number of live births in a calendar year to the mid-year population, declined from 17.0 live births per 1,000 population in 1980 to 7.0 in 2003, and then rebounded to 13.5 in 2011, before dropping to 4.4 in 2023. The decline in the crude birth rate may reduce the population of preschoolers and primary schoolers. If we are unable to mitigate the negative impact which may result from a small population of pre-schoolers and primary schoolers, for example, a possible decrease in demand for children’s language education, our operating and financial performance may be materially and adversely affected.

We face risks related to health epidemics and other outbreaks. Any future outbreaks of communicable diseases in Hong Kong could severely disrupt our business and operations.

Any outbreak of communicable disease in Hong Kong could have a material and adverse effect on our business operation given that our students are primarily young children aged 3 to 12 who may not have sufficient ability to take care of their hygiene or prevent the spread of diseases or epidemics. Under such circumstances, the demand for our children’s language education courses would be materially and adversely affected, resulting in the rescheduling, and cancellation of our courses. Ultimately, a refund on the monthly tuition fee might have to be made to our customers. In addition, if any of our students, teaching staff or employees are affected by any communicable disease outbreaks, we may be required to temporarily shut down the affected learning centers or offices to prevent the spread of the disease. This could adversely affect and/or disrupt our business operations and the relevant centers and impact our results of operations and financial condition.

The chosen location of our language learning centers may not meet our expectations.

We compete for quality sites for the operation of our language learning centers, which are predominantly in residential districts suitable for providing language education to children in a highly competitive market. As a result, our operations and financial results may be affected, to a certain extent, by the availability and our ability to manage the rent. Furthermore, the locations of our language learning centers have to be approved by Monkey Tree HK.

There can be no assurance that the selected sites of our language learning centers will meet our expectations or that the neighborhood characteristics or demographics of the areas surrounding our language learning centers will not change in the future, resulting in reduced student enrollments at these centers.

As we lease various properties for our language learning centers, we are exposed to risks in relation to unpredictable and increasing rental and relocation costs.

Our language learning centers are all located on leased premises under lease contracts. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. There is no assurance that we will be able to renew such leases with the same or similar terms or at all. If we fail to renew such leases, we may be required to relocate or shut down the operations of the relevant language learning centers. We also cannot assure you that such centers can be relocated to alternative sites in a timely and cost-effective manner and that such alternative sites will be available at a comparable location or can be leased on comparable terms, or that the relocation will be approved by Monkey Tree HK. Relocations of any part of our language learning centers may also cause disruptions to our business and require significant expenditure. If we are not able to enter into new leases with the same or similar terms as compared to the previous leases or at a reasonable rent, this may lead to material adverse effects on our business, operation and financial results. Alternatively, in the event that our rental expenses for our language learning centers increase, our operating expenses will increase and also affect our operating cash flows and, in turn, materially and adversely affect our business, results of operations and prospects.

We may encounter disputes from time to time relating to the use of third-party intellectual properties or other allegations by third parties, which may materially and adversely affect our business, operating results and prospects.

We rely on Monkey Tree HK to design and develop our curricula and provide us with teaching materials, educational materials and ancillary products. From time to time, our teaching materials may contain contents that reference to or are extracted from third-party sources. We cannot ensure that such curriculum, teaching materials, educational materials, ancillary products or any intellectual property used by us do not or will not infringe the intellectual property rights held by third parties. There is also no assurance that Monkey Tree HK has not infringed third-party intellectual property rights.

During the financial years ended March 31, 2024 and 2025 and up to the date of this prospectus, we are not aware of any ongoing legal proceedings or disputes alleging our infringement of third-party intellectual properties. However, we may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. Legal proceedings involving intellectual property rights are not only complex but also expensive, time-consuming, and the outcome of such proceedings are uncertain. Successful infringement claims brought by third parties against us could expose us to substantial cost and liability, require us to obtain licenses (which we may not be able to obtain on commercially reasonable terms or at all), pay on-going royalties or subject us to injunctions prohibiting the use of such content, which could materially and adversely harm our business and operating results. Furthermore, any intellectual property infringement claims against us, or any publication containing such events could materially and adversely affect the image and reputation of our Company and the “Monkey Tree” brand.

In the event that we face infringement claims or other legal disputes related to the franchise operations, there is no assurance that Monkey Tree HK will indemnify us for any resulting losses. Such losses could include, but are not limited to, substantial legal fees, settlement costs, or damages arising from lost clients and business disruption. This lack of guaranteed indemnification exposes us to potentially significant financial liabilities and risks that could materially affect our financial position and operational continuity.

We are subject to certain contractual restrictions under the franchise agreements.

Although we accumulate operational knowledge and develop improvements during the course of our franchise operations, our ability to fully leverage this know-how is restricted. Under the franchise agreements, all improvements, innovations, and intellectual property developed in connection with the franchise must be shared with and ultimately belong to Monkey Tree HK. This restriction limits our capacity to independently capitalize on proprietary advancements and may dilute the value of our accumulated expertise.

We are also bound by non-compete and confidentiality covenants that restrict certain activities during and after the term of our franchise agreements. These undertakings may significantly constrain the potential sale, transfer, or restructuring of our HK Subsidiaries, as prospective buyers or investors could be deterred by the operational limitations imposed. As a result, our ability to divest or reorganize the business may be impaired, potentially limiting strategic options and the realization of value for shareholders.

We may default on our obligations under our credit facilities.

For the years ended March 31, 2024 and 2025 and up to the date of this prospectus, we entered into certain financial facilities with our principal banks. As at March 31, 2024 and 2025, there were approximately $2,142,899 and $1,759,784, respectively, in principal amount of bank loans outstanding. A failure to repay any of the indebtedness under our banking facilities as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable. In such an event, we may not be able to pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

We are dependent on external financing to support our business growth.

We rely on bank loans to finance our operations. As of March 31, 2024 and 2025, there were approximately $2,142,899 and $1,759,784, respectively, in principal amount of bank loans outstanding.

Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, industry, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, central bank’s policy rates and cash reserve requirements for banks, and the availability of other sources of debt financing or equity financing. There may also be covenants that restrict our ability to pay dividends and/or restrict our flexibility in utilizing working capital to react to changes in the business environment. Additionally, our business requires a significant amount of working capital to fund the payroll of placement filled by us before the corresponding payments from clients, and the inability to finance the payroll payment and temporary cash flow imbalance arising therefrom can adversely affect our operation and curtail our business growth. If all or a substantial portion of our bank facilities are withdrawn, or we cannot obtain additional banking facilities, our operations and financial performance will be adversely and materially affected.

In addition, as of March 31, 2025, the effective interest rate was 3.0% per annum. Since we rely on these facilities to finance our operations, any increase in interest rates on facilities extended to us may have a material and adverse impact on our financial performance.

Our failure to maintain and store personal data could seriously damage our reputation, affect our ability to retain existing students and attract new students and expose us to risks, litigation and/or investigations.

During our business and operations, we will collect and retain a large amount of proprietary and confidential student and employee information, including but not limited to names, addresses and other personal information. The use of personal data collected from our parents, students and employees is subject to certain laws and regulations and our internal control procedure aims to ensure compliance with the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong).

In general, the personal data and information of our students are manually entered into our computer systems by the staff at the registration counters in our language learning centers. We run the risk that such personnel or third parties could misappropriate or illegally disclose confidential information in our possession. As a result, we may be required to incur significant resources to alleviate problems caused by these breaches or even to retrieve the information. Any leakage of personal data and information could materially and adversely damage our business, operations and reputation and could result in legal actions being taken against us.

Any failure or perceived failure by us to (i) prevent our customers’ exposure to such infiltration and (ii) comply with our privacy policies, our privacy-related obligations to users or other third parties, or any privacy laws or regulations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information of users’ personal data, may also result in governmental enforcement actions, litigation or public statements against us by our customers or any holder of such personal information or others, which would detrimentally affect our reputation and would materially and adversely affect our business and operation.

Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our students and their parents.

We rely on information technology to maintain our electronic systems and database in the course of our business operations. Our curricula, teaching materials, educational materials and personal information of our students and parents are electronically recorded in our systems. While we take measures to ensure the security of our information technology systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the orders of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost.

Furthermore, threats to information technology systems, including as a result of cyberattacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software that attempts to gain unauthorized access to our data, and the unauthorized release, corruption, or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems or other electronic security, including with our property and equipment.

The cybersecurity risks could:

●	Disrupt our operations and damage our information technology systems;

●	Subject us to various penalties and fees by third parties;

●	Negatively impact our ability to compete;

●	Enable the theft or misappropriation of funds;

●	Cause the loss, corruption, or misappropriation of proprietary or confidential information;

●	Expose us to litigation; and

●	Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to, or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships, and our reputation.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures, and systems, it is possible that our business, financial, and other systems could be compromised, which could go unnoticed for a prolonged period, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our systems, information, or other property. Additionally, customers or third parties upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber incident or attack could have a material adverse effect on our business, financial condition, and results of operations.

There is also no assurance that we will be able to successfully keep up with technological improvements in order to meet our customers’ needs or that technology developed by competitors will not have an adverse impact on the competitiveness or attractiveness of our services. In addition, hardware or software failure relating to information technology systems could significantly disrupt customer workflows and cause economic losses for which we could be held liable and that could damage our reputation. We are also subject to hacking or other attacks on our information technology systems.

Accidents or injuries suffered by our students, our employees or others at our language learning centers and offices may adversely affect our reputation and subject us to liability.

Although we have maintained maintain property all risks and public liability insurance coverage in respect of any legal liability which may occur as a result of personal injury, fire or other accidents at any of our language learning centers, we could be held liable in the event of personal injuries, fire or other accidents suffered by students, employees or other people that occur at our language learning centers, in particular, most of our students are young children aged from 3 to 14.

A successful liability claim against us due to injuries suffered by our students, employees or other visitors at our language learning centers could adversely affect our reputation and subject us to liability, thereby impacting our operating and financial results. Even if unsuccessful, such a claim would likely have caused unfavorable publicity, required substantial cost and diverted the time and attention of our management.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

We believe that our success is, to a significant extent, attributable to the experience of our directors and senior management, particularly Mr. Sung, our chairman, chief executive officer and executive director, who oversees our business and operations. Should any of our key executives or members of senior management cease to serve our Company and we fail to recruit appropriate replacements in a timely manner, our business and operation may be adversely affected.

We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills could negatively impact our ability to manage our existing courses and services, launch new courses and expand our operations. There is competition for experienced personnel in the children’s language learning sector and key personnel could leave us to join our competitors. Losing the services of our seasoned personnel may be disruptive to and cause uncertainty for our business, which may have a material adverse effect on our business, financial condition and results of operations. Therefore, our future success depends on our ability to continue to attract and retain highly qualified managerial staff with the appropriate technical expertise and knowledge. In the event that our competitors offer more attractive compensation packages, we may not be able to retain them to sustain our business growth, or we may need to substantially increase our staff expenses to retain them. In such events, our business and financial results could be materially and adversely affected.

Our insurance coverage may be inadequate to protect us from potential losses.

We have obtained insurance to cover certain potential risks and liabilities. We provide work-related injury insurance for our employees and public liability insurance coverage in respect of any legal liability which may occur as a result of personal injury, fire or other accidents at any of our language learning centers. However, we do not maintain liability insurance for the operation of tuition or language learning centers that includes coverage on any negligence in providing language education services, defamation or intellectual property infringement.

Although we have not experienced such incidents in the past, if these incidents were to occur, there can be no assurance that insurance coverage will be available, and responsive or that available coverage will be sufficient to cover losses and claims related to such incidents we may experience.

There are also certain types of losses, such as from war, acts of terrorism, and certain natural disasters, for which we cannot obtain insurance at a reasonable cost or at all. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

We could be subject to claims, regulatory investigations and litigations in respect of actions, conduct or offerings that we deliver, which may materially and adversely affect our brand, reputation, business outlook and financial conditions.

Our students and/or their parents may lodge complaints or give us feedback from time to time. Claims, complaints, regulatory or professional investigations, and legal actions may be brought against us, our teachers or our staff and may also seek to include us as defendants.

While we closely monitor the day-to-day operations of our language learning centers, we believe that it is impracticable for us to identify all flaws in our business operations or misconduct on the part of our staff. Further, we rely predominantly on foreign teachers to conduct the courses for our students. Such teachers may not be sufficiently familiar with the laws of Hong Kong. Therefore, any actions on the part of our teachers, or any failure by us to properly manage our teachers, whether in relation to conducting the courses, management of language learning centers or the provision of courses or services, may result in undesirable or unexpected outcomes, which may ultimately impact our brand. As such, we, our teachers and other staff may be subject to complaints, claims and legal actions. In addition, given the nature of teaching and subjective views on satisfaction with services and courses provided, we may be susceptible to complaints, claims and legal actions.

Negative press reports regarding employee misconduct could harm our reputation, and if our reputation is negatively affected, our future revenue and growth prospects would be adversely affected. There is no assurance that we could successfully deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition, results of operations and our ability to meet our financial obligations.

Any legal actions brought against us, our teachers or other staff may have material adverse effects on the “Monkey Tree” brand reputation, business and results of operations, due to the resources involved in dealing with these legal actions and any possible judgments made against us. A settlement or successful claim against us could also result in significant legal costs, pecuniary compensation and reputational damage and may materially and adversely affect our business, results of operations, financial condition and prospects. Any claims, complaints, or legal proceedings against us, or any of our teachers or our staff, regardless of merit, could affect our brand image and reputation. Any failure to maintain and enhance or any damage to our brand image or reputation could materially and adversely affect the level of market recognition of, and trust in our services and courses, and in turn our business, results of operations and financial condition.

 We may not be able to conduct our selling and marketing activities effectively.

Our selling and marketing activities may not be well received by parents or students and may not result in the level of sales that we anticipate. In addition, we may not be able to retain or recruit experienced selling and marketing staff, or to efficiently train junior staff. This may require us to experiment with new methods to keep pace with industry developments and student needs. Failure to refine our existing approaches or to implement new approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our profitability.

Our performance and growth depend on our ability to generate student referrals that will enhance our sales and marketing efforts.

While we depend on the sales and marketing activities carried out by Monkey Tree HK, we depend on our students and parents to generate referrals for our offerings. We depend in part on our existing students and parents to recommend our offerings to their peers, which allows us to reach a larger customer base than we can reach through the sales and marketing efforts of Monkey Tree HK. For instance, new students may be referred and recommended to join our language courses by current students. These referrals are an important source of new customers for our offerings.

A decline in the number of referrals we receive could require us to devote substantially more resources to the sales and marketing of our offerings, which would increase our costs, potentially lead to a decline in our net sales, slow our growth and negatively impact our results of operations, financial position and cash flow.

The highly competitive market for our services and industry fragmentation may continue to create adverse price pressures.

The language education industry is highly competitive with relatively low barriers to entry. The language education market is a highly fragmented market that includes scaled providers and chain operators, as well as local tuition centers. Management expects that competition will increase from existing competitors, as well as new and emerging entrants. Additionally, as we expand our service offerings, we may face competition from new and existing competitors. As a result, competition may lead to additional pricing pressure on our offerings, which could negatively impact our results of operations, financial position and cash flow.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; and our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the quality of teaching standards to our students. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected. As all of our revenue and profit is derived from the operation of language learning centers, if any diversification efforts into new fields that complement our current service offerings prove unsuccessful, our business performance could be materially adversely affected.

We may need to raise additional capital to support our operations.

We may need to procure additional financing over time, the amount and timing of which will depend on a number of factors, including the pace of expansion of our opportunities and customer base, the scope of service offerings to be undertaken by us, the need to respond to customer needs for improvement of our current offerings, the services offered and development efforts, the cash flow generated by its operations, the extent of losses, if any with respect to matters identified as risk factors herein and the extent of other unanticipated areas or amounts of expenditure. We cannot fully predict the extent to which it will require additional financing. There can be no assurance regarding the availability or terms of additional financing we may be able to procure over time. Any new investor may require that any future debt financing or issuance of preferred equity by us be senior to the rights of shareholders, and any future issuance of equity could result in the dilution of the value of our shares.

We may incur significant losses, and there can be no assurance that the Company will ever become a profitable business.

During the financial years ended March 31, 2024, and 2025, we recorded a net profit after taxation of $857,463 and $1,444,280, respectively. However, there is no assurance that we may continue to maintain a profit from our operation. Our ability to become and/or remain profitable depends in material part on success in growing and expanding our service offerings. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in offering new and unique service offerings may impact whether we are successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, insurance, legal or regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will remain profitable. If we sustain losses over a period of time, it may be unable to continue in business.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from term to term, and in turn result in volatility in and adversely affect the price of our Class A Ordinary Shares.

Our business is subject to seasonal fluctuations as our costs and expenses may vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenues. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our Class A Ordinary Shares.

Our future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast our revenues and operating results, and they could fluctuate in the future due to several factors. These factors may include acceptance of our service offerings; level of utilization of our language learning centers, number of students enrollment, the amount and timing of operating costs and capital expenditures; competition from other market venues or services that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements.

Due to the emerging trend of virtual learning and online education services, the demands for our in-person language learning services may decrease and may adversely affect the overall demand for the traditional language learning industry. This may have an adverse impact on our results and operations. Furthermore, our operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

Natural disasters, acts of war, and other catastrophic events may adversely affect our operations.

Natural disasters, acts of God, wars, epidemics, material interruptions in service, or stoppages in transportation, as well as other events that are beyond our control, can have adverse effects on local economies, infrastructures, airports, port facilities, and international trade. Such events can also result in the closure of ports or airports and disruptions to raw material flows. Major earthquakes, weather events, cyberattacks, heightened security measures (actual or threatened), terrorist attacks, strikes, civil unrest, pandemic, or other catastrophic events may also cause disruption or failure on our part to maintain our language learning centers thereby causing delays and disruption in our offerings. In such an event, our business, financial condition, and results of operations may be adversely affected.

Global economic uncertainty and unfavorable economic conditions in Hong Kong caused by political instability, and conflicts, such as the Gaza and Russia-Ukraine conflicts, could adversely affect our business, financial condition, results of operations or prospects.

Our offerings as children’s language learning centers are not part of a mandatory curriculum in Hong Kong. Parents have a choice whether or not to enroll their children in our courses. Our course fees are not subject to any subsidies by public funds. Hence, our business, financial condition, results of operations or prospects could be adversely affected by general conditions in the global economy and in the economic conditions in Hong Kong. A severe or prolonged economic downturn, economic uncertainties in various global markets caused by political instability and conflict, such as the Gaza and Russia-Ukraine conflicts, or additional global financial crises, could affect the level of income of the parents of our students and hence weaken their affordability of our course fees. Any of the foregoing could harm our business and we cannot anticipate how the current conflicts, political conditions, economic climate and financial market conditions could adversely impact our business.

Risks Related to Related Party Relationships and Transactions

We currently exclusively rely on and continue to exclusively rely on Monkey Tree HK, a related party entity, for the offerings of our services.

As disclosed herein, we have entered into a series of franchise agreements with Monkey Tree, a related party, owned and controlled by Mr. Sung, our chairman, chief executive officer and executive director, for the operation of our language learning centers under the “Monkey Tree” brand. Under the franchise agreements, our HK Subsidiaries are licensed by Monkey Tree HK to use various trademarks of the “Monkey Tree” brand, including the trademarks of “Monkey Tree English Learning Center”, “”, “Learn to Read in Less Than One Year,” and “Laugh Learn and Grow with Us” for our business and operations. Furthermore, Monkey Tree HK shall use all reasonable endeavors to recruit teachers required by our HK Subsidiaries and provide trainings to them, provide standard plans and specifications for the development and design of our language learning centers, and provide teaching manuals to our HK Subsidiaries.

We currently exclusively rely, and continue to exclusively rely, on Monkey Tree HK. If Monkey Tree HK is not able to scale its operations to meet the demand of our operations, or is unable to undertake any of the actions described above, our business may be materially and adversely affected, we may need to find a new partner language learning provider, which may charge us more money for its services or may not have as favorable contract terms, we may be delayed or prevented from operating our language learning centers, and may face claims or litigation. In the event of the occurrence of any of the above, the value of our Class A Ordinary Shares may decline in value or become worthless.

We have engaged, and in the future may engage, in transactions with Monkey Tree HK, a related party, and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered and may continue to enter into transactions with Monkey Tree HK, a related party, in our business and operations through a series of franchise agreements that we entered with Monkey Tree HK. Such transactions may not have been/may not be, entered into on an arms-length basis, and we may have achieved more or less favorable terms because such transactions were entered into with a related party. This could have a material effect on our business, results of operations and financial condition. Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors.

Any negative development in Monkey Tree HK’s market position, brand recognition or financial condition may materially and adversely affect us.

We have benefited, and expect to continue to benefit, significantly from Monkey Tree HK of the strong brand recognition of “Monkey Tree” brand, which enhances our reputation and credibility. Any negative publicity associated with the “Monkey Tree” brand, Monkey Tree HK, any other language learning centers operating under the “Monkey Tree” brand, or any negative development with respect to Monkey Tree HK’s market position, financial condition or compliance with applicable legal or regulatory requirements will likely have an adverse impact on our reputation and brand. In addition, we rely on the sales and marketing activities conducted by Monkey Tree HK under the “Monkey Tree” brand to attract parents and students to our offerings, and if the market position of Monkey Tree HK or “Monkey Tree” brands weakens, the effectiveness of our sales and marketing through Monkey Tree HK may be impaired, which may, in turn, have a negative impact on our business, financial condition and results of operations.

We may have conflicts of interest with Mr. Sung and, because of Mr. Sung’s controlling ownership interest in our company and in Monkey Tree HK, we may not be able to resolve such conflicts on terms favorable to us.

Conflict of interest may arise between Mr. Sung and us through his control and ownership of Monkey Tree HK in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

●	Franchise agreements with Monkey Tree HK. We have entered into a series of franchise agreements with Monkey Tree HK in connection with the operations of our language learning centers. These agreements may be less favorable to us than similar agreements negotiated between unaffiliated third parties. Additionally, Monkey Tree HK may, through Mr. Sung, use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by it, notwithstanding our contractual rights under such agreements and any other agreement we may enter into with Monkey Tree HK from time to time.

●

Competition with Monkey Tree HK, other franchisees under the “Monkey Tree” brand and allocation of business opportunities. Under the series of franchise agreements that we entered with Monkey Tree HK, our HK Subsidiaries are granted a geographical exclusivity to operate our language learning centers under the “Monkey Tree” brands. Such geographical exclusivity may or may not be wider than other franchisees operating under the “Monkey Tree” brands. Furthermore, the location at which our language learning centers are located is subject to the approval of Monkey Tree HK. Monkey Tree HK may grant us a smaller geographical exclusivity compared to other franchisees operating under the “Monkey Tree” brand, or other language learning centers operated by Monkey Tree HK itself. These may significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects.

Furthermore, there may arise business opportunities in the future that both we and Monkey Tree HK are interested in and which may complement each of our respective businesses. For instance, Monkey Tree HK may disapprove of the location to which we intend to set up a language learning center, but to set up a language learning center itself. We may be prevented from taking advantage of new business opportunities that Monkey Tree HK has entered into or decides to take up such opportunities itself.

●	Employee recruiting and retention. We rely on Monkey Tree HK to recruit and provide us with well-trained native English-speaking teachers. Some of these teachers may be more experienced compared to others. We may compete with Monkey Tree HK, or other franchisees operating under the “Monkey Tree” brand in the recruitment of teachers.

●	Developing business relationships with Monkey Tree HK’s competitors. We may be limited in our ability to do business with Monkey Tree HK’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders.

Furthermore, Mr. Sung is our chairman, chief executive officer and executive director and may from time to time make strategic decisions that he believes are in the best interests of the business as a whole, which may be different from the decisions that we would have made on our own. Additionally, immediately after the completion of this IPO, Mr. Sung will own approximately 74.82% of the total issued and outstanding Class A and Class B Ordinary Shares, representing approximately 96.16% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or approximately 73.78% of the total issued and outstanding Class A and Class B Ordinary Shares, representing approximately 95.95% of the total voting power, assuming that the over-allotment option is exercised in full, and, as such, Mr. Sung will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. Mr. Sung’s decisions with respect to us or our business may favor Monkey Tree HK and therefore the shareholders of Monkey Tree HK, which may not necessarily be aligned with our interests and the interests of our other shareholders. Mr. Sung may make decisions, or suffer adverse trends, that may disrupt or discontinue our collaborations with Monkey Tree HK or our operations under the “Monkey Tree” brand. Furthermore, if Monkey Tree HK seeks to alter or violate the terms of the series of franchisee agreements with us in order to compete with us, such conflicts may not be resolved in our favor in light of Mr. Sung’s controlling interest in us. If Monkey Tree HK were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. Although, immediately after this IPO, we will become a stand-alone public company and have an audit committee, consisting of independent directors, to review and approve all proposed related party transactions including those between Monkey Tree HK and us, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Monkey Tree is a holding company, and we conduct all our operations in Hong Kong through our HK Subsidiaries. Hong Kong is a special administrative region of the PRC. Although some of our clients are companies from mainland China or companies that have shareholders and directors that are individuals from mainland China, our HK Subsidiaries do not have operations in mainland China or are not regulated by any regulator in mainland China. Furthermore, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	Delay or impede our development;

●	Result in negative publicity or increase our operating costs;

●	Require significant management time and attention; and

●	Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that the PRC government recently initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation-making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations and the ability to accept foreign investments and list on a U.S. or other foreign exchange.

All of the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the holding company and our Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our offerings; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Class A Ordinary Shares could decrease or become worthless.

The Hong Kong legal system embodies uncertainties that could limit the legal protections available to you and us.

All of our operations are conducted in Hong Kong. Hong Kong is a special administration region of the PRC. On July 1, 1997, the PRC assumed sovereignty of Hong Kong under the “one country, two systems” principle which ensures that Hong Kong has its own governmental and legal system that is independent from mainland China and, as a result, has its own distinct rules and regulations. The constitutional document of Hong Kong, the Basic Law, provides that Hong Kong enjoys the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong continues using the English common law system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition.

In contrast, the PRC legal system is a civil law system based on written statutes unlike the common law system applicable in Hong Kong; prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation, and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, the PRC’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

We are unable to assure you that Hong Kong will continue to enjoy a high autonomy and the relative political freedoms enjoyed by it in previous years. There has been ignited criticism from many people in Hong Kong, who were of view that the PRC leadership was reneging on its pledge to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule. For instance, on June 10, 2014, Beijing released a new report asserting its authority over the territory. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. If the autonomy currently enjoyed by Hong Kong is compromised, it could potentially impact Hong Kong’s common law legal system and ma, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. On March 23, 2024, the Hong Kong government enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation under Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact on the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to you.

Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time, could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations, and rules, which could change at any time with little advance notice, are not always uniform, and enforcement of these laws, regulations, and rules involves uncertainties.

We may have to resort to administrative and court proceedings to enforce our legal rights from time to time. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property), and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While the detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase the difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels, or a regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Our principal business operations are conducted in Hong Kong. Hong Kong has a legal system separate from mainland China. Our Hong Kong counsel advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize or, if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital-raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to a tightened regulatory review, and we could be exposed to government interference from China.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and it stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and a hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within mainland China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirements within three business days after the completion of the offering.

Although our HK Subsidiaries may collect and store certain data (including certain personal information) from our customers, some of whom may be companies in mainland China, in connection with our business and operations, as confirmed and advised by our PRC Counsel, China Commercial Law Firm, we and our HK Subsidiaries will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC for the IPO or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, since our HK Subsidiaries are incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this prospectus, our HK Subsidiaries have not in aggregate collected and stored the personal information of less than one thousand individuals in mainland China only and we have acquired the customers’ separate consents for collecting and storing of their personal information and data; (iii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data our HK Subsidiaries have collected is stored in servers located in Hong Kong; and (vi) as of the date of this prospectus, neither we nor our HK Subsidiaries have been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Further, based on laws and regulations currently in effect in the PRC as of the date of this prospectus, as confirmed and advised by our PRC Counsel, China Commercial Law Firm, based on PRC laws and regulations as effective as of the date of this prospectus, we are not subject to the CSRC Filing Rules or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S., although we have existing and potential clients who are mainland China individuals or companies that have shareholders or directors that are mainland China individuals, since neither we, nor our subsidiaries, are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong or elsewhere who are not mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our subsidiaries in Hong Kong, none of our business activities are conducted in mainland China, and we have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, as further advised by our PRC Counsel, China Commercial Law Firm, given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our HK Subsidiaries and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how they will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with our PRC counsel. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling the personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our HK Subsidiaries in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our HK Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our HK Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this IPO before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this IPO, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this IPO or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our subsidiaries’ operations in Hong Kong, because all of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfillment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commissions to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this IPO. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Failure to comply with Hong Kong Competition Law may result in material and adverse effects on our business, financial condition and results of operations.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, the merger rule only applies where an undertaking that directly or indirectly holders a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) is involved in a merger, and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of the Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of a contravention of the Competition Ordinance may include the acceptance of commitment given by the infringer, the issuing of a warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for a consent order, referral of the complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including a pecuniary penalty, disqualification or other orders under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirms that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our HK Subsidiaries. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our HK Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, OneStop Assurance PAC is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. OneStop Assurance PAC is currently inspectable by the PCAOB, and we have no operations in mainland China. However, if there is a significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it had completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our current auditor is based in Singapore and has been inspected by the PCAOB on a regular basis. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our current auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. In the event that we complete this IPO and Nasdaq approves our initial listing of or Class A Ordinary Shares on the Nasdaq Capital Market, delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures. Furthermore, we cannot provide any assurance that any listing application will be approved by Nasdaq.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice, and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirements for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, our business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our HK Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in PRC-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. Additionally, governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this IPO, and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular, if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the stocks of many U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in Hong Kong, mainland China, or the global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Although we mainly operate our business in Hong Kong, our customers principally comprise corporate clients of the equity markets as well as their advisors in Hong Kong. As such, the demand for financial communications services may be dependent on the global economy. If there is any significant decline in the global economy, our profitability and business prospects will be materially affected. Rising tension between the U.S. and China may have an adverse effect on global economic conditions. On August 9, 2023, an executive order was issued by President Biden to direct the Department of Treasury to issue regulations to restrict outbound investment in key technology sectors by U.S. persons to China, with a view to bolster U.S. national security and to curtail investment in sectors that may advance China’s military, intelligence, surveillance or cyber-enabled capabilities. Major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The conflict is expected to have further global economic consequences, including, but not limited to, the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates, and uncertainty about economic and political stability. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could, in turn, have a material adverse effect on the business outlook of our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our business is conducted in Hong Kong through our HK Subsidiaries; our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and the U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, our raw material suppliers and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to a trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Class A Ordinary Shares

There has been no public market for our Class A Ordinary Shares prior to this IPO; if an active trading market does not develop, you may not be able to resell our Class A Ordinary Shares at any reasonable price.

The offering is an IPO of our Class A Ordinary Shares. Prior to the closing of this IPO, there will not have been a public market for our Class A Ordinary Shares. While we plan to list our Class A Ordinary Shares on the Nasdaq Capital Market, our initial listing application may not be approved. If our initial listing application to the Nasdaq Capital Market is not approved by Nasdaq or we otherwise determine that we will not be able to secure the listing of the Class A Ordinary Shares on the Nasdaq Capital Market, this IPO will not be consummated and will be terminated. In addition, an active trading market may not develop following the closing of this IPO or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Class A Ordinary Shares and may impair our ability to acquire other companies by using our Class A Ordinary Shares as consideration.

The trading price of our Class A Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading prices of volatility and wide fluctuations could be due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies with operations based in Hong Kong and China. For example, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low-volume trading. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors toward U.S.-listed companies with part or all of their operations in Hong Kong, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	Regulatory developments affecting us or our industry;

●	Variations in our revenues, profit, and cash flow;

●	Changes in the economic performance or market valuations of other financial services firms;

●	Actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	Changes in financial estimates by securities research analysts;

●	Detrimental negative publicity about us, our offerings, our officers, our directors, our Controlling Shareholder, our business partners, or our industry;

●	Announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	Additions to or departures of our senior management;

●	Litigation or regulatory proceedings involving us, our officers, our directors, or our Controlling Shareholder;

●	Release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares;

●	Sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

Substantial future sales or perceived potential sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of our Class A Ordinary Shares in the public market after this IPO, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. All Class A Ordinary Shares sold in this IPO will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A Ordinary Shares issued and outstanding after this IPO will be available for sale, upon the expiration of the lock-up periods after the commencement of sales of this IPO, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Our existing shareholders not participating in this IPO may be able to sell their Class A Ordinary Shares under Rule 144 within a certain period after the closing of this IPO. Because these shareholders have paid a lower price per Class A Ordinary Share than participants in this IPO, when they are able to sell their Class A Ordinary Shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Class A Ordinary Shares following the completion of this IPO, to the detriment of participants in this IPO. Under Rule 144, before these shareholders can sell their Class A Ordinary Shares, in addition to meeting other requirements, they must meet the required holding period. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Class A Ordinary Shares could decline.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this IPO, we were a private company operating our businesses in Hong Kong. As a result of this IPO, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations, and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business.

We will incur increased costs as a result of being a public company.

Once we become a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company prior to our IPO. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting, and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We rely on dividends and other distributions of equity paid by our HK Subsidiaries to fund any cash and financing requirements we may have. Any restrictions on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Monkey Tree is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the BVI Act, subject to the memorandum and articles of the company, the directors of a BVI business company may only authorize distribution by the company to members at such time and of such an amount if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong with respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Monkey Tree to our HK Subsidiaries or from our HK Subsidiaries to Monkey Tree, our shareholders, and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of the jurisdictions to which our operating subsidiaries are located, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of such jurisdiction. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of such jurisdictions and may affect our ability to receive funds from our operating subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our offerings; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.

Prior to this IPO, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As of March 31, 2025, we have identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. To remedy the identified material weakness, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists, and procedure manual in accordance with U.S. GAAP and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (v) improving financial oversight function for handling complex accounting issues under U.S. GAAP; and (vi) continuously developing and enhancing our internal audit function for the financial reporting matters. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Upon completion of this IPO, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2025. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets relevant requirements differently from us.

In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Assuming our Class A Ordinary Shares are listed on the Nasdaq Capital Market, if we fail to meet applicable continued listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	A limited availability of market quotations for our Class A Ordinary Shares;

●	Reduced liquidity for our Class A Ordinary Shares;

●	A determination that our Class A Ordinary Shares are “penny stock,” which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	A limited amount of news about us and analyst coverage of us; and

●	A decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities, and we would be subject to regulations in each state in which we offer our securities.

Monkey Tree has a dual-class share capital structure and Mr. Sung will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. The disparate voting rights may also have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

Our authorized and issued Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this prospectus, there are currently 14,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has fifty (50) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity that is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

 The Class B Ordinary Shares outstanding are beneficially owned by Mr. Sung, through his ownership of Timberworks, which represents approximately 97.55% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. Upon the completion of this IPO, Mr. Sung will hold approximately 95.95% of the aggregate voting power, assuming that the underwriters do not exercise its over-allotment option. Because of the fifty-to-one voting ratio between our Class B and Class A Ordinary Shares, Mr. Sung will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval. Mr. Sung will be able to retain such control as long as the number of Class B Ordinary Shares that he holds is not less than approximately 6.55% of our total issued and outstanding Ordinary Shares, or approximately 57.83% of our total issued and outstanding Class B Ordinary Shares, assuming that he does not hold any of our Class A Ordinary Shares and the underwriters do not exercise is over-allotment option. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class B Ordinary Shares in the future, the fifty-to-one voting ratio between the two classes of our Ordinary Shares will result in a further dilutive effect on the holders of Class A Ordinary Shares.

As a result, for so long as Mr. Sung owns a controlling or significant voting interest in our Ordinary Shares, she generally may be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to corporate transactions, such as the disposition of assets of more than 50% in value;

●	approving liquidation plan; and

●	amendment of the memorandum and articles of association of our Company.

Furthermore, the disparate voting rights may also have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

Even if Mr. Sung were to dispose of certain shares of our Class B Ordinary Shares such that he would control less than a majority of the voting power of our outstanding Ordinary Shares, he may be able to influence the outcome of certain corporate actions so long as he retains Class B Ordinary Shares. During the period of Mr. Sung’s controlling or significant ownership of our Ordinary Shares, investors in this IPO may not be able to affect the outcome of such corporate actions.

Mr. Sung may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders, including those who purchase shares in this IPO, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares of Class A Ordinary Shares as part of a sale or other liquidity event and might ultimately affect the market price of our Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

If you purchase our Class A Ordinary Shares in this IPO, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase our Class A Ordinary Shares in this IPO, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of approximately $3.62 per Class A Ordinary Share, representing the difference between our as-adjusted net tangible book value per Class A Ordinary Share of approximately $0.07 as of March 31, 2025, after giving effect to the net proceeds to us from this IPO, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and an assumed IPO price of $4.00 per share, which is the low end of the anticipated price range stated on the cover page of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this IPO.

If a limited number of participants in this IPO purchase a significant percentage of this IPO, the effective public float may be smaller than anticipated and the price of our Class A Ordinary Shares may be more volatile than it otherwise would be.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors may hold a high percentage of Class A Ordinary Shares sold in this IPO, even if the initial sales by the underwriters are designed to comply with the Nasdaq listing requirements. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares and we may cease to meet the Nasdaq public shareholder requirements.

As we do not anticipate distributing dividends in the foreseeable future, you must rely on the price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends under our Memorandum and Articles. The declaration and payment of all dividends are subject to certain restrictions under the laws of the Cayman Islands. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiaries; and our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. At this stage, we do not anticipate distributing dividends in the foreseeable future. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after this IPO or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares, and you may even lose your entire investment in our Class A Ordinary Shares.

Our management has broad discretion to determine how to use the funds raised in this IPO and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

To the extent (i) we raise more money than required for the purposes explained in the section headed “Use of Proceeds,” or (ii) we determine that the proposed uses set forth in that section are not no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this IPO. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this IPO in a manner that does not produce income or that loses value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this IPO, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage, and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which, in turn, could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited.

We are a company incorporated under the laws of the Cayman Islands. We conduct all our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, all of our directors and executive officers named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Caymans Islands against us or our directors or officers predicated upon the federal securities laws of the United States or the securities law of any state in the United States.

Ogier has informed us that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(g)	is given by a foreign court of competent jurisdiction;

(h)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(i)	is final;

(j)	is not in respect of taxes, a fine or a penalty;

(k)	was not obtained by fraud; and

(l)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for the performance of contracts and injunctions.

K M Lai & Li, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, and (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. See “Enforceability of Civil Liabilities.”

As the rights of a shareholder under the laws of the Cayman Islands differ from those under U.S. law, you may have fewer protections than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Memorandum and Articles of Association and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of shareholders and the fiduciary duties of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of members, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (Revised) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

A Cayman Islands exempted company like us is required to identify its beneficial owners and provide details of these beneficial owners to its corporate service provider which maintains its beneficial ownership register in the Cayman Islands. A beneficial owner is defined as an individual who (a) ultimately owns or controls, whether through director or indirect ownership or control of 25% or more of the shares, voting rights, or partnership interests in the company, (b) otherwise exercises ultimate effective control over the management of the company, or (c) is identified as exercising control of the company through other means.  The beneficial ownership register is not a public document and is only accessible by a designated competent authority of the Cayman Islands though the Cayman Islands government may introduce regulations to allow for public access in the future. An exempted company with its shares listed on an approved stock exchange, which includes Nasdaq, may provide its corporate service provider with details of its listed status as an alternative compliance route instead of providing details of its beneficial owners. Accordingly, as long as the shares of our Company remain listed on the Nasdaq, our Company may opt for this alternative compliance route rather than maintaining a beneficial ownership register.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions, such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, (Revised) of the Cayman Islands (“ES Act”) that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. The ES Act has continued to evolve after its enactment and it is anticipated that its operation and application will be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and we may have to make changes to our operations in order to comply with all requirements under the ES Act.

Cayman Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Cayman Islands laws may provide less protection for minority shareholders than those under U.S. law, and therefore minority shareholders who are dissatisfied with the conduct of our affairs may not have the same options as to recourse in comparison to the shareholders of a U.S. corporation.

Under the laws of the Cayman Islands, there is limited statutory law for the protection of minority shareholders in the form of the provisions of the Companies Act dealing with shareholder remedies. In principle, the Company will normally be the proper plaintiff to sue for a wrong done to it as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge: (a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders; (b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and (c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	The sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	The selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not intend to rely on home country practices with respect to our corporate governance after we complete this IPO. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this IPO), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS will not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this IPO. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such a U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

In addition to our status as an emerging growth company, we also report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, as long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this IPO, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this IPO, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the end of any second fiscal quarter before that time; and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our CEO has substantial influence and control over us and his interests may not be aligned with the interests of our other shareholders.

Mr. Sung, our chief executive officer and chairman of the Board, is currently the beneficial owner of 13,205,600 Ordinary Shares, including 11,205,600 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, both through his ownership of Timberworks, which represents approximately 82.54% of the total issued and outstanding Ordinary Shares and 97.55% of the total voting power, that are directly held by Timberworks, an entity 100% owned by Mr. Sung. Mr. Sung will beneficially own approximately 74.82% of the total issued and outstanding Ordinary Shares and approximately 96.16% of the total voting power following the completion of this IPO (assuming no over-allotment option is exercised), assuming an IPO price per share of $4.00, which is the low end of the anticipated price range stated on the cover page of this prospectus. As a result, Mr. Sung may be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if he is opposed by our other shareholders, including those who purchased the Class A Ordinary Shares in our IPO. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us and might reduce the price of our Class A Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements, which could have an adverse effect on our public shareholders.

As of the date of this prospectus, our Controlling Shareholder holds approximately 82.54% of our total issued and outstanding Ordinary Shares, representing 97.55% of the total voting power. We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this IPO, our Controlling Shareholder will own approximately 74.82% of our total issued and outstanding Ordinary Shares, representing approximately 96.16% of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

Under Rule 4350(c) of Nasdaq Capital Market Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

In addition, the interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, as well as estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. We have not independently verified the accuracy or completeness of any such information. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys, and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Market Size of Global English Language Learning Market

According to a research report published by Meticulous Research, based on age group, the global English language learning market is segmented into< 13 years, 13-17 years, 18-20 years, 21-30 years, 31-40 years, and >40 years. In 2023, the <13 years segment has recorded the market size of $6,905.4 million, representing an approximately 8.6% year-over-year (“y-o-y”) increase. In 2024, the <13 years segment was expected to reach $7,576.7 million, representing an approximately 9.7% y-o-y increase compared to 2023 and accounting for a share of 16.8% of the global English language learning market. This segment is projected to reach $17,154.5 million by 2031 at a compound annual growth rate (CAGR) of 12.4% compared to 2024. The chart below shows the global English language learning market size by age group, for the forecast period from 2022 to 2031:

Global English Language Learning Market Size, By Age Group, 2022–2031 (USD Million)

100000
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%

	<13 Years	13-17 Years	18-20 Years	21-30 Years	31-40 Years	>40 Years	Total
2022 (actual)	6358.2	10698.4	8853.8	10048.2	2140.9	782.3	38881.7
2023 (actual)	6901.4	1660	9575.5	10479.7	2244.5	808.3	41673.5
2024 (forecast)	7576.7	12817.3	10435.4	11040.9	2377.4	841.8	45089.5
2031 (forecast)	17154.5	28830	21242.2	18268.3	4315.2	1299.7	91109.9
CAGR (2024-2031)	12.40%	12.30%	10.70%	7.50%	8.90%	6.40%	10.60%

2022 (actual) 2023 (actual) 2024 (forecast) 2031 (forecast) CAGR (2024-2031)

(source: Meticulous Research)

Market Size of English Language Learning Market in Hong Kong

According to the English First English Proficiency Index (“EF PFI”), which measures the English skills of 116 countries by region, Hong Kong ranked as having “moderate proficiency” and was ranked 32nd among 116 countries in 2024. Among Asian countries, Hong Kong ranked 4th in English proficiency. Countries in 2024 The charts below shows the EF PFI across the globe and in Asia:

EF EPI 2024
Ranking of Countries and Regions

Very High Proficiency

High Proficiency

Moderate Proficiency

Low Proficiency

Very Low Proficiency

(source: EF Education First)

(source: EF Education First)

According to Meticulous Research, Hong Kong recorded $45.5 million in 2023 in its English learning market for <13 years, representing a y-o-y increase of approximately 9.6% in 2022 from $41.5 million. In 2024, Hong Kong was expected to record the market size of 50.3 million in its English language learning market for <13 years, representing a y-o-y increase of approximately 10.5%. This market is projected to reach $113.1 million by 2031, at a CAGR of 12.3% during the forecast period. The chart below shows the global English learning market for <13 years by selected country/region between the years 2022-2031:

(source: Meticulous Research)

We believe that the English learning market is dependent on, among other things, the student population of the corresponding age group, and the crude birth rate of the region.

According to the statistics published by the Education Bureau of Hong Kong, the total number of student enrollments for local and non-local kindergartens and primary schools in Hong Kong during 2023-2024 was 461,659, representing a 3.26% y-o-y decrease compared to that during 2022-2023. The chart below shows the historical development of the number of student enrolments for local and non-local kindergartens and primary schools in Hong Kong for the periods between 2013-2014 to 2023-2024:

(source: Education Bureau of Hong Kong)

According to the Census and Statistic Department of Hong Kong, the crude birth rate (i.e., the ratio of the number of live births in a calendar year to the mid-year population) declined from 17.0 live births per 1,000 population in 1980 to 7.0 in 2003, and then rebounded to 13.5 in 2011, before dropping to 4.4 in 2023. The following chart shows the crude birth rate in Hong Kong for the period from 1980 to 2023:

(source: Census and Statistics Department of Hong Kong)

USE OF PROCEEDS

Based upon the assumed IPO price of $4.00 per Class A Ordinary Share, which is the low end of the anticipated price range stated on the cover page of this prospectus, we estimate that we will receive net proceeds from this IPO, after deducting the estimated underwriting discounts, non-accountable expense allowance, and other estimated offering expenses payable by us, of approximately $4,957,497 if the underwriters do not exercise their over-allotment option, or $5,868,297 if the underwriters exercise their over-allotment option in full.

Each $1.00 increase (decrease) in the assumed IPO price of $4.00 per Class A Ordinary Share would increase (decrease) the net proceeds to us from this IPO by approximately $1,518,000, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Class A Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this IPO by approximately $3,680,000, assuming the assumed IPO price remains the same, and after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

The primary purpose of this IPO is to create a public market for our Class A Ordinary Shares for the benefit of all shareholders. We plan to use the net proceeds of this IPO as follows:

●	Approximately 30%, or $1,487,249, for developing and upgrading our information technology infrastructure to cater to our customers who utilize our virtual learning environment;

●	Approximately 20%, or $991,499, for developing virtual learning teaching materials and ancillary products;

●	Approximately 50%, or $2,478,749, for supplementing our operating cash flow and general corporate use.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this IPO. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this IPO. If an unforeseen event occurs or business conditions change, we may use the proceeds of this IPO differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe in this prospectus.

To the extent that the net proceeds we receive from this IPO are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended March 31, 2024 and 2025 and as of the date of this prospectus, Monkey Tree and Fisgard have not distributed any cash dividends or made any other cash distributions. For the year end March 31, 2025, our HK Subsidiaries declared dividends in the aggregate amount of HK$7,882,694 to Monkey Tree HK, its then sole shareholder by offsetting the amount due from Monkey Tree HK. Except that, there have not been any cash transfers, dividends, or distributions among Monkey Tree, Fisgard, our HK Subsidiaries, and any of our shareholders, during the years ended March 31, 2024 and 2025 and as of the date of this prospectus. For details, please refer to note 15 of our audited consolidated financial statements on page F-22 of this prospectus.

Subject to the Companies Act and our Articles, the holders of our Class A Ordinary shares are entitled to such dividends as may be declared by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles, a company may pay dividends and distributions out of its share premium account. In addition, dividends may be paid out of profits available on company level.

We are an exempted company incorporated in the Cayman Islands as a holding company with no operating revenue or profit of our own. We rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. Pursuant to the BVI Act, subject to the memorandum and articles of the company, the directors of a BVI business company may only authorize a distribution by the company to members at such time and of such an amount if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025, on:

●	an actual basis; and

●	an as adjusted basis to give effect to the sale of 1,650,000 Class A Ordinary Shares in this IPO at the assumed IPO price of $4.00 per Class A Ordinary Share, which is the low end of the anticipated price range stated on the cover page of this prospectus, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2025
	Actual	As adjusted(1)
	$	$
Ordinary Shares, $0.001 par value per share: 50,000,000 shares authorized comprising (i) 14,000,000 Class A Ordinary Shares and (ii) 2,000,000 Class B Ordinary Shares as of March 31, 2025; 17,650,000 Ordinary Shares issued and outstanding, comprising 15,650,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding, as adjusted;	16,000	17,650
Subscription receivable	(16,000)	(16,000)
Additional paid-in capital	19,359	4,976,856
Retained earnings	1,013,902	1,013,902
Total shareholders’ equity	1,033,261	5,992,408
Indebtedness
Bank borrowings	1,759,784	1,759,784
Total indebtedness	1,759,784	1,759,784
Total capitalization	2,793,045	7,752,192

(1)	Reflects the sale of 1,650,000 Class A Ordinary Shares in this IPO at an assumed IPO price per share of $4.00 per Class A Ordinary Share after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual IPO price and other terms of this IPO determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive after deducting the underwriting discounts (underwriting discount equal to 7.00% per Class A Ordinary Share), non-accountable expense allowance (1.00% of the gross proceeds of this IPO), estimated offering expenses payable by us ($864,503) and the maximum aggregate reimbursement of $250,000 of the underwriter’s accountable expenses. We estimate that such net proceeds will be approximately $4,957,497 if the underwriters do not exercise any over-allotment option or approximately $5,868,297 if the over-allotment option is exercised in full. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering.”

DILUTION

If you invest in our Class A Ordinary Shares in this IPO, your interest will be immediately diluted to the extent of the difference between the IPO price per Class A Ordinary Share in this IPO and the net tangible book value per Class A Ordinary Share after this IPO. Dilution results from the fact that the IPO price per Class A Ordinary Share is substantially in excess of the net tangible book value per Class A Ordinary Share. As of March 31, 2025, we had a historical net tangible book value of $1,033,261, or approximately $0.07 per Class A Ordinary Share. Our net tangible book value per Class A Ordinary Share represents total tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding before this IPO.

After giving effect to the sale of Class A Ordinary Shares in this IPO at the assumed IPO price of $4.00 per Class A Ordinary Share, which is the low end of the anticipated price range stated on the cover page of this prospectus, we will have 15,650,000 Class A Ordinary Shares outstanding, and after deducting the underwriting discounts, non-accountable expense allowance, estimated offering expenses payable by us and maximum aggregate reimbursement of the underwriter’s accountable expenses, our as adjusted net tangible book value at March 31, 2025, would have been $5,990,758, or approximately $0.38 per Class A Ordinary Share, assuming that the underwriters’ over-allotment option has not been exercised. This represents an immediate increase in as adjusted net tangible book value of approximately $0.31 per Class A Ordinary Share to existing investors and immediate dilution of approximately $3.62 per Class A Ordinary Share to new investors. The following table illustrates such dilution to new investors purchasing Class A Ordinary Shares in this IPO:

Assumed IPO price per Class A Ordinary Share	$4.00
Net tangible book value per Class A Ordinary Share as of March 31, 2025	$0.07
Increase in as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Class A Ordinary Shares in this IPO	$0.31
As adjusted net tangible book value per Class A Ordinary Share after this IPO	$0.38
Dilution per Class A Ordinary Share to new investors in this IPO	$3.62

 The above table assumes $4,957,497 in net proceeds from the offering of 1,650,000 Class A Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.

Each $1.00 increase (decrease) in the assumed IPO price of $4.00 per Class A Ordinary Share would increase (decrease) our as adjusted net tangible book value as of March 31, 2025, after this IPO by approximately $0.48 per Class A Ordinary Share, and would increase (decrease) dilution to new investors by $0.90 per Class A Ordinary Share, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance, estimated offering expenses payable by us and the maximum aggregate reimbursement of the underwriter’s accountable expenses.

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value after this IPO would have been $6,901,558, or $0.43 approximately per Class A Ordinary Share, the increase in net tangible book value per Class A Ordinary Share to existing shareholders would be approximately $0.36, and the immediate dilution in net tangible book value per Ordinary Share to new investors in this IPO would be approximately $3.57.

The table and discussion above are based on 16,000,000 Ordinary Shares, including 14,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares outstanding on as adjusted basis as of March 31, 2025, and assumes no conversion of any outstanding Class B Ordinary Shares.

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this IPO.

The following table summarizes, as of March 31, 2025, the differences between the existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us in this IPO, the total consideration paid, and the average price per Class A Ordinary Shares paid at the assumed IPO price of $4.00 per Class A Ordinary Share, which is the low end of the anticipated price range stated on the cover page of this prospectus, before deducting estimated underwriting discounts, non-accountable expense allowance, estimated offering expenses and the maximum aggregate reimbursement of the underwriter’s accountable expenses. The total number of Class A Ordinary Shares does not include Class A Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriters and assumes no conversion of any outstanding Class B Ordinary Shares.

	Class A Ordinary Shares purchased		Total consideration		Average price per Class A Ordinary
	Number	Percent	Amount	Percent	Share
Existing shareholders	14,000,000	89.46%	$14,000	0.21%	$0.00
New investors	1,650,000	10.54%	6,600,000	$99.79%	$4.00
Total	15,650,000	100.00%	6,614,000	$100.00%	$0.42

EXCHANGE RATE INFORMATION

Monkey Tree is a holding company with operations conducted in Hong Kong through the HK Subsidiaries. The functional currency of the HK Subsidiaries is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader.

Unless otherwise noted, the exchanges rates used for translation from HKD to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate the Company’s balance sheets, income statement items and cash flow items for both years ended March 31, 2024 and 2025. No representation is made that the HK$ amount represents or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, respectively.

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

We commenced our operations with the establishment of South Horizon Education Limited, a company incorporated under the laws of Hong Kong in June 2012, which became wholly-owned by Monkey Tree, after the reorganization in contemplation of this IPO in May 2025 (the “Reorganization”). Prior to the Reorganization, our HK Subsidiaries were owned and controlled by our Controlling Shareholder through Monkey Tree HK.

On April 14, 2025, Monkey Tree, was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, with an authorized share capital of US$50,000 divided into 48,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, par value US$0.001 each, with 14,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares then held by our Controlling Shareholder after the initial one subscriber share in Class A Ordinary Shares held by Ogier Global Subscriber (Cayman) Limited was transferred to our Controlling Shareholder and an aggregate of 15,999,999 ordinary shares comprising 13,999,999 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares were issued and allotted to our Controlling Shareholder on May 12, 2025. On July 4, 2025, our Controlling Shareholder transferred an aggregate of 2,794,400 to four individuals, each of whom is an Independent Third Party. Each of these individuals holds less than 5% of our total Class A Ordinary Shares and our voting rights. As a result of which, our Controlling Shareholder beneficially owns 11,205,600 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, both through his ownership of Timberworks, representing approximately 82.54% the total issued and outstanding Ordinary Shares and approximately 97.55% of the total voting power, as of the date of this prospectus. See “Principal Shareholders” for the beneficial ownership of our Class A Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares.

On May 12, 2025, Fisgard was incorporated under the laws of the BVI as a BVI business company with limited liability and a wholly-owned subsidiary of Monkey Tree.

On May 28, 2025, as part of the Reorganization, Fisgard acquired all of the issued shares of the HK Subsidiaries from Monkey Tree HK at the aggregate consideration of approximately $19,359 (equivalent to HK$151,000). Following the Reorganization, the HK Subsidiaries became our wholly owned subsidiaries through Fisgard.

Our principal executive office is located at Suite 2514, 25/F, 1111 King’s Road, Taikoo Shing, Hong Kong. Our telephone number is +852 3563 6771. Our registered office in the Cayman Islands is located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Our website can be found at https://monkeytreeinvestment.com/en-us. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The charts below illustrate our corporate structure and identify all of our subsidiaries as of the date of this prospectus and upon completion of this IPO (assuming the underwriters do not exercise their over-allotment option):

As of the date of this prospectus

Note: (1) Timberworks also wholly-owns Monkey Tree HK, which wholly-owns Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. Monkey Tree HK, Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. are our related parties but are not part of our group companies.

Immediately after completion of this IPO (assuming that the underwriters do not exercise their over-allotment options)

Note: (1) Timberworks also wholly-owns Monkey Tree HK, which wholly-owns Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. Monkey Tree HK, Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. are our related parties but not part of our group companies.

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Parent company
Monkey Tree Investment Limited	April 2025	Cayman Islands	100%	Investment holding

Wholly-owned subsidiaries
Fisgard Holdings Ltd.	May 2025	British Virgin Islands	100%	Investment holding
Hong Kong English Educational Services Limited	February 2012	Hong Kong	100%	Children’s language learning courses
South Horizon Education Limited	June 2012	Hong Kong	100%	Children’s language learning courses
Universal English Education Limited	October 2012	Hong Kong	100%	Children’s language learning courses
Eleven Education Limited	October 2012	Hong Kong	100%	Children’s language learning courses
Universal Education Limited	September 2013	Hong Kong	100%	Children’s language learning courses
Happy Monkey Learning Center Limited	January 2014	Hong Kong	100%	Children’s language learning courses
Bellagio Education Limited	April 2014	Hong Kong	100%	Children’s language learning courses
HFC Education Limited	September 2015	Hong Kong	100%	Children’s language learning courses
Shatin Educational Limited	December 2015	Hong Kong	100%	Children’s language learning courses
Laguna City Education Limited	May 2016	Hong Kong	100%	Children’s language learning courses
Belvedere Garden Education Limited	June 2016	Hong Kong	100%	Children’s language learning courses
Sai Wan Education Limited	August 2016	Hong Kong	100%	Children’s language learning courses
MOS Education Limited	March 2020	Hong Kong	100%	Children’s language learning courses
MHP Education Limited	May 2022	Hong Kong	100%	Children’s language learning courses
Telford Education Limited	July 2022	Hong Kong	100%	Children’s language learning courses
Polam Education Limited	Mar 2023	Hong Kong	100%	Children’s language learning courses
Lagoon Education Limited	May 2023	Hong Kong	100%	Children’s language learning courses

We are offering 1,650,000 Class A Ordinary Shares of Monkey Tree, our holding company, which number of shares is based on an assumed initial public offering price per share of $4.00, the low end of the initial public offering price range below, representing 10.54% of our issued and outstanding Class A Ordinary Shares following completion of the IPO, assuming the underwriters do not exercise their over-allotment option.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this IPO, our Controlling Shareholder will own approximately 74.82% of our total issued and outstanding Ordinary Shares, representing approximately 96.16% of the total voting power, assuming the underwriters do not exercise their over-allotment option. Therefore, we may elect not to comply with certain corporate governance requirements of Nasdaq. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this IPO. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders” on page 58 of this prospectus.

At each general meeting, each shareholder who is holder of Ordinary Shares and is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share and fifty votes for each Class B Ordinary Share that such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

We are a Cayman Islands exempted company with operations conducted by our subsidiaries in Hong Kong.

We are a children’s language learning course provider with our principal operations in Hong Kong. Founded in 2009, we offer English and Mandarin courses to children aged 3 to 14 under our “Monkey Tree” brand, through various learning centers operated by our HK Subsidiaries in Hong Kong. Monkey Tree, the Cayman Islands exempted company is the holding company of our HK Subsidiaries, who carry out our business operations. As of the date of this prospectus, there are 20 learning centers in Hong Kong that are operated by our HK Subsidiaries.

MAJOR FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Intense competition in the children’s language learning industry may hinder our ability to maintain or increase our market share.

The children’s language learning sector in Hong Kong is highly fragmented, rapidly evolving, and intensely competitive, with further intensification expected. We face strong competition across all services and districts in which we operate, including from smaller providers that may offer more tailored and responsive offerings. To remain competitive, we may need to invest additional resources in areas such as tuition pricing, marketing, facilities, and teaching materials. There is no assurance we can compete effectively, and failure to do so may lead to decreased student enrollment, reduced revenue, loss of market share, and adverse impacts on our profitability.

We may face challenges in attracting new student enrollments or retaining our existing students.

The success of our business relies heavily on our ability to attract new students and retain existing ones. While the “Monkey Tree” brand enjoys strong market recognition and we believe our competitive strengths differentiate us in the sector, these factors do not guarantee continued enrollment growth or sustained awareness of our services. If we are unable to maintain or grow student enrollment, our revenue and profitability may decline, which could have a material adverse impact on our business, financial condition, and operating results.

RESULTS OF OPERATIONS

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Comparison of Years Ended March 31, 2024 and 2025

	For the years ended March 31,
	2024	2025

Revenue
Tuition services income	$8,558,667	$8,862,678
Sales of goods	113,848	110,104
Examination fee income	21,096	24,808
Total revenue	$8,693,611	$8,997,590

Cost of revenue:
Salaries related costs – related parties	4,823,171	4,509,666
Operating lease rental and management fees	489,966	539,736
Operating lease rental and management fees – related party	43,006	-
Royalty fees – related party	435,169	448,839
Depreciation and amortization	1,119,480	1,101,268
Other cost of revenue	450,732	382,240
Other cost of revenue – related parties	210,749	202,504
Total cost of revenue	$7,572,273	$7,184,253

Gross profit	$1,121,338	$1,813,337

Administrative expenses
Legal and professional fees	61,078	30,962
Bank charges	16,797	6,920
Repair and maintenance	17,379	7,885
Other administrative expenses	13,239	13,412
Total administrative expenses	$108,493	$59,179

Income from operations	$1,012,845	$1,754,158

Other expenses, net:
Interest income	3,110	1,695
Interest expenses	(88,282)	(75,608)
Other income, net	53,218	29,207
Total other expenses, net	$(31,954)	$(44,706)

Income before income taxes	$980,891	$1,709,452
Income tax expenses	(123,428)	(265,172)
Net income	$857,463	$1,444,280

Revenue

Revenue for the year ended March 31, 2025 increased by $303,979, or 3.5%, to $8,997,590, compared to $8,693,611 in the prior year. The growth was primarily attributable to an increase in tuition services income, supported by higher student enrollment and a slight increase in course fees.

Tuition services income rose by $304,011, or 3.6%, to $8,862,678, up from $8,558,667 in the previous year. This increase was mainly driven by a rise in the number of student enrollments at our children’s language centers, reflecting the growing demand for quality education services in Hong Kong. The growth was further supported by a moderate upward adjustment in course fees implemented during the year.

Sales of goods, which primarily comprise textbooks and supplementary learning materials, remained relatively steady, decreased by $3,744, or 3.3%, to $110,104, compared to $113,848 in the prior year.

Examination fee income increased by $3,712, or 17.6%, to $24,808, compared to $21,096 in the prior year. The increase was attributable to a higher number of students participating in language proficiency assessments during the year ended March 31, 2025.

Cost of revenue

	Years ended March 31,
	2024	2025
Salaries related costs – related parties	4,823,171	4,509,666
Operating lease rental and management fees	489,966	539,736
Operating lease rental and management fees – related party	43,006	-
Royalty fees – related party	435,169	448,839
Depreciation and amortization	1,119,480	1,101,268
Other cost of revenue	450,732	382,240
Other cost of revenue – related parties	210,749	202,504
Total cost of revenue	$7,572,273	$7,184,253

Cost of revenue primarily consists of salaries related costs, operating lease rental and management fees, royalty fees, depreciation and amortization and other cost of revenue.

Cost of revenue for the year ended March 31, 2025 decreased by $388,020, or 5.1%, to $7,184,253, compared to $7,572,273 for the year ended March 31, 2024. The overall decrease was primarily attributable to reductions in employee-related costs and marketing expenditures, reflecting the Group’s ongoing efforts to enhance operational efficiency and cost control.

Salaries related costs decreased by $313,505, or 6.5%, to $4,509,666. This decline was mainly due to the Group’s strategic decision to reduce the number of administrative staff and receptionists at its learning centers as part of cost-saving measures implemented during the year. It is noted that all teaching and operation staff across the Group’s language learning centers are centrally employed by a related party, Monkey Tree HK. The corresponding salaries and employee benefits expenses are recharged to the respective operating entities. These charges are made strictly at cost, with no markup or profit margin applied. This arrangement enables the Group to centralize its human resources management, optimize operational efficiency, and achieve better cost control across its education service entities.

Operating lease rental and management fees and operating lease rental and management fees – related party remained broadly stable, increasing slightly by $6,764, or 1.3%, to $539,736, compared to $532,972 in the prior year, indicating consistent lease terms across most center locations. Rental related cost was recharged by a related party, Canadian Bookstore Limited, for the rental arrangement for a language learning center during the year ended March 31, 2024. The rental agreement was renewed and signed by a subsidiary of the Company, therefore, there was no such cost recharge arrangement with related party for the year ended March 31, 2025.

Royalty fees increased by $13,670, or 3.1%, to $448,839, compared to $435,169 in the prior year. The increase was in line with the growth in revenue and net profit, reflecting the performance-based nature of the royalty arrangements. Royalty fees are charged at a fixed rate of 5% of gross sales by a related party, Monkey Tree HK, under a service agreement. These fees cover the provision of administrative and operational support services, as well as the right to use proprietary operating systems, copyrighted teaching materials, and trademarks. This structure enables the Group to benefit from a standardized and scalable educational platform, while aligning royalty payments directly with business performance.

Depreciation and amortization expenses decreased by $18,212, or 1.6%, to $1,101,268, compared to $1,119,480 in the prior year. The decrease was primarily caused by a reduction in the amortization of right-of-use assets – operating leases, following the renewal of certain rental arrangements under improved terms.

Other cost of revenue and other cost of revenue – related parties decreased by $76,737, or 11.6%, to $584,744, compared to $661,481 in the prior year. This was mainly attributable to a reduction in promotion and marketing expenses, as the Group streamlined its customer acquisition strategy.

Administrative expenses

	Years ended March 31,
	2024	2025
Legal and professional fees	$61,078	$30,962
Bank charges	16,797	6,920
Repair and maintenance	17,379	7,885
Other administrative expenses	13,239	13,412
Total administrative expenses	$108,493	$59,179

Administrative expenses decreased significantly by $49,314, or 45.5%, to $59,179 for the year ended March 31, 2025, compared to $108,493 in the prior year. The decrease was primarily attributable to one-off expenses incurred in the previous year related to the expansion of the Group’s operations.

Legal and professional fees decreased by $30,116, or 49.3%, to $30,962, compared to $61,078 in the prior year. The prior year included one-off legal and business consultation fees associated with the setup and registration of the new centers.

Bank charges decreased by $9,877, or 58.8%, to $6,920, compared to $16,797 in the prior year. The higher charges in 2024 were mainly related to the setup of new bank accounts for the two new learning centers established during that year.

Repair and maintenance expenses decreased by $9,494, or 54.6% to $7,885, compared to $17,379 in the prior year, due to the absence of maintenance costs incurred in the previous year during the launch of the new centers.

Other administrative expenses, primarily consisting of business registration fees, computer expenses, medical and messing expenses, remained broadly stable at $13,412, compared to $13,239 in the prior year, with no material changes in recurring overhead items.

The significant reduction in administrative expenses reflects the one-off nature of prior-year expansion costs and a return to a steady level of operating overhead.

Other expenses, net

Our net other expenses primarily consist of interest income, interest expenses and other income.

The net other expenses amounted to $44,706 for the year ended March 31, 2025, representing an increment of $12,752, or 39.9%, compared to $31,954 in the prior year. This was primarily due to the decrease in sundry income.

Interest income decreased by $1,415, or 45.5%, to $1,695 from $3,110 in the prior year, mainly due to reduced average bank balances during the year.

Interest expenses decreased by $12,674, or 14.4%, to $75,608, compared to $88,282 for the year ended March 31, 2024. The decrease was largely caused by a lower level of outstanding finance lease liabilities and other borrowings.

Other income decreased by $24,011, or 45.1%, to $29,207, compared to $53,218 in the prior year. The decrease was mainly due to the decrease of certain one-off miscellaneous income recorded in the prior year.

Income Taxes

The Group is subject to income taxes on an entity basis based on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The effective tax rates on income before income taxes for the years ended March 31, 2024, and March 31, 2025, were approximately 12.6% and 15.5%, respectively.

Cayman Islands and British Virgin Islands (BVI)

The company is incorporated in the Cayman Islands, and its wholly-owned subsidiary is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. Additionally, dividend payments are not subject to withholding tax in these jurisdictions.

Hong Kong

Income earned in Hong Kong is subject to Hong Kong profits tax. In Hong Kong, profits tax is calculated at 8.25% on the first HK$2 million of assessable profits and at 16.5% on assessable profits above HK$2 million.

Net Income

Net income for the year ended March 31, 2025, increased significantly by $586,817, or 68.4%, to $1,444,280, compared to $857,463 in the prior year. The strong performance was mainly driven by an increase in tuition services income and a reduction in total cost of revenue, reflecting improved operating efficiency and enrollment growth.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth our current assets and current liabilities as of the dates indicated:

	As of March 31,
	2024	2025
Current assets
Cash and cash equivalents	$776,330	$698,225
Deposits	673,755	651,265
Amount due from a related party	14,016,148	1,994,968
Total current assets	$15,466,233	$3,344,458

Current liabilities
Accounts payables – related parties	$5,254,401	$-
Other payables and accrued liabilities	30,580	30,201
Contract liabilities	308,390	418,668
Amounts due to a director	298,113	-
Bank borrowings	2,142,899	1,759,784
Operating lease liabilities – current	862,810	605,980
Finance lease liabilities – current	23,805	25,470
Taxes payables	69,997	159,053
Total current liabilities	$8,990,995	$2,999,156
Net current assets	$6,475,238	$345,302

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks that are highly liquid and unrestricted in terms of withdrawal or use.

The total balance of cash and cash equivalents decreased by $78,105, or 10.1%, from $776,330 as of March 31, 2024, to $698,225 as of March 31, 2025. The decrease was primarily attributable to net cash outflows from financing activities, including the repayment of bank borrowings. This was partially offset by net cash generated from operating activities, which supported the Group’s working capital requirements. Despite the decrease, the Group maintained a healthy cash position to support its short-term obligations and ongoing operations.

Deposits

Deposits consist of rental, utilities and other deposits made to suppliers.

As of March 31, 2025, deposits decreased by $22,490, or 3.3%, from $673,755 to $651,265, reflecting normal movements in rental and utilities deposits due to rental renewal.

Amount due from a related party

Amounts due from a related party represented the balances to a related party of the Company, Monkey Tree English Learning Center Ltd., which was the former intermediate holding company of the Group’s subsidiaries before the reorganization.

Amount due from a related party decreased significantly by $12,021,180, or 85.8%, from $14,016,148 as of March 31, 2024, to $1,994,968 as of March 31, 2025. The substantial reduction was primarily due to repayments received during the year, with a significant portion of the balance offset by dividends of $7,882,694 declared by the Company’s subsidiaries to the former intermediate holding company before group reorganization.

Accounts payables – related parties

Accounts payables – related parties decreased by $5,254,401, or 100.0%, from $5,254,401 as of March 31, 2024, to nil as of March 31, 2025. These payables are primarily related to accrued employee benefit expenses and other service-related charges payable to related parties. During the year, the outstanding balance was fully settled through offsetting arrangements with the amount due from a related party, effectively reducing both current assets and current liabilities without requiring cash settlement.

Other payables and accrued liabilities

Other payables and accrued liabilities consist of accrued operating expenses and other administrative expenses.

As of March 31, 2025, other payables and accrued liabilities decreased slightly by $379, or 1.2%, from $30,580 to $30,201, representing stable recurring operational payables.

Contract liabilities

Contract liabilities represent payments received from customers for services to be provided in the future.

Contract liabilities increased by $110,278, or 35.8%, from $308,390 to $418,668, mainly due to higher collections of tuition fees prior to the service period.

Amount due to a director

Amounts due to a director represented the balances to Mr. Sung, the controlling shareholder of the Company.

The balance due to Mr. Sung was primarily advancing funds to the Company to support its operational needs. As of March 31, 2025, the amount due to Mr. Sung decreased by $298,113, or 100.0%, from $298,113 to nil, as the outstanding amount was fully repaid during the year.

Bank borrowings

Bank borrowings decreased by $383,115, or 17.9%, from $2,142,899 to $1,759,784 as of March 31, 2025. The reduction was primarily the result of scheduled principal repayments on existing term loans.

Operating lease liabilities – current

Our operating lease liabilities – current represented the current portion of the operating leases of our learning centers in Hong Kong.

Effective April 1, 2023, the Company adopted the new lease accounting standard using a modified retrospective transition method, which allows the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allows the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligations. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities. ROU assets and related lease obligations are recognized at the commencement date based on the present value of remaining lease payments over the lease term.

The Company’s management believes that the Hong Kong Prime Rate was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the Hong Kong Prime Rate minus 2.5%.

Operating lease liabilities – current declined by $256,830, or 29.8%, from $862,810 to $605,980. The decrease was due to the repayment of lease obligations and the renewal of certain lease agreements under shorter rental terms, which lowered the present value of future lease payments.

CASH FLOWS

Our use of cash is primarily related to operating, investing and financing activities. We have historically financed our operations primarily through our cash flow generated from our operations activities. The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended March 31,
	2024	2025
Net cash provided by operating activities	$375,628	332,806
Net cash used in investing activity	(97,842)	(3,992)
Net cash used in financing activities	(350,604)	(406,919)
Net decrease in cash and cash equivalents	(72,818)	(78,105)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	849,148	776,330
CASH AND CASH EQUIVALENTS AT END OF YEAR	$776,330	698,225

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of operating expenses.

Net cash provided by operating activities was $332,806 for the year ended March 31, 2025, compared to net cash provided by operating activities of $375,628 for the year ended March 31, 2024, representing a decrease of approximately $42,822 in the net cash inflow in operating activities. The decrease in net cash provided by operating activities was primarily due to the following major working capital changes:

(1)	Change in amount due from a related party resulted in a cash outflow of $1,115,915 for the year ended March 31, 2025, compared to a cash outflow of $5,412,093 for the same period of 2024, which led to a decrease of approximately $4,296,178 in net cash outflow in operating activities.

(2)	Accounts payables – related parties of $5,254,401 was settled with amount due from a related party through non-cash transaction for the year ended March 31, 2025, compared to a cash inflow of $4,958,823 for the same period of 2024, which led to a decrease of approximately $4,958,823 in net cash inflow in operating activities.

(3)	Change in contract liabilities resulted in a cash inflow of $110,278 for the year ended March 31, 2025, compared to a cash inflow of $27,131 for the same period of 2024, which led to an increase of approximately $83,147 in net cash inflow in operating activities.

(4)	Change in amount due to a director resulted in a cash outflow of $298,113 for the year ended March 31, 2025, compared to a cash outflow of $66,365 for the same period of 2024, which led to an increase of approximately $231,748 in net cash outflow in operating activities.

(5)	Change in tax payables resulted in a cash inflow of $78,987 for the year ended March 31, 2025, compared to a cash outflow of $18,423 for the same period of 2024, which led to an increase of approximately $97,410 in net cash inflow in operating activities.

(6)	Net income of $1,444,280 in the year ended March 31, 2025, compared to net income of $857,463 for the same period of 2024, which led to an increase of approximately $586,817 in net cash inflow in operating activities.

Investing Activity

For the year ended March 31, 2025, our cash used in investing activity was principally derived from the cash outflow of $3,992 for purchases of fixtures, furniture and equipment, compared to the cash outflow of $97,842 for the same period of 2024, which led to a decrease of approximately $93,850 in net cash outflow in investing activity.

Financing Activities

For the year ended March 31, 2025, our cash used in financing activities was principally for repayment of bank borrowings of $383,115 and finance lease liabilities of $23,804. During the same period in 2024, we recorded cash outflows of $338,222 for bank borrowings and $14,946 for finance lease liabilities, and we recorded cash inflow of $2,564 from the proceeds on issuance of ordinary shares of subsidiaries of the Company. The net effect of these changes resulted in an increase of approximately $56,315 in net cash outflows from financing activities year over year.

The Company believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, our cash and cash equivalent will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this prospectus.

CAPITAL EXPENDITURES

The Company did not incur any significant capital expenditure for the years ended March 31, 2024 and 2025.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our estimates and assumptions on an ongoing basis using the best information available. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Critical accounting estimates are those that involve making assumptions about uncertain matters at the time the estimate is made. If different estimates, which could reasonably have been used, or changes in those estimates that are likely to occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations, they are considered critical. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

Revenue Recognition. We recognize revenues in accordance with ASC 606, “Revenue from Contracts with Customers.” Under which, the Company recognizes revenue as services are provided to children at the amount that reflects the consideration to which the Company has received or expects to receive from parents.  At contract inception, the Company assesses the services promised in the contract and identifies each distinct performance obligation. The transaction price of a contract is allocated to each distinct performance obligation using the relative stand-alone selling price and recognized as revenue as services are provided. Childhood education and care as well as other enrichment programs are each a series of services accounted for as a single performance obligation, and tuition revenue related to such performance obligations is recognized over time as services are rendered.

For sales of books and learning materials, we recognize revenue when control of the products has transferred, being when the products are delivered to the customers, the customer has accepted the products, the collection of the related consideration is probable and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

We also provide services to students by arranging public examinations. Examination fee income is recognized at the point in time when the registration service is completed and the student is successfully enrolled for the examination.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT FINANCIAL RISK

Credit Risk

On April 1, 2023, the Company adopted ASC 326. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents and certain deposits that are refundable. The Company has designed its credit policies with the objective of minimizing its exposure to credit risk.

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks) and certain deposits that are refundable. We consider the maximum exposure to credit risk equal to the carrying amount of these financial assets in the consolidated statement of financial position. As of March 31, 2024 and 2025, the cash balance of $776,330 and $698,225 was substantially maintained at financial institutions in Hong Kong, respectively.

We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

Credit risks associated with account receivables are typically accounted for by creating an allowance for expected credit losses. Credit risks are mitigated by performing ongoing credit evaluations of customers’ financial condition. We have adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. We estimate the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current risk characteristics.

Foreign Currency Risk

The reporting currency of the Company is USD. To date, the majority of the revenues and expenses are denominated in Hong Kong Dollars and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations as the exchange rate of HKD is pegged with USD and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 45 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

BUSINESS

Overview

We are a children’s language learning course provider with our principal operations in Hong Kong. Since the establishment of our first English learning center in 2012, we offer English and Mandarin courses to aged 3 to 14 children under our “Monkey Tree” brand, through various learning centers operated by our HK Subsidiaries in Hong Kong. Monkey Tree, the Cayman Islands exempted company is the holding company of our HK Subsidiaries, which carried out our business operations. As of the date of this prospectus, there are 20 learning centers in Hong Kong that are operated by our HK Subsidiaries.

We offer full range of English learning courses to our students across all spectrum of English learning, including phonics, reading and speaking, grammar and writing, conversation techniques and international English examinations preparation courses. Our courses are offered depending on the age and level and proficiency in English. We use interactive activities and games for our classes, such as singing and role-play, which we believe can effectively arouse students’ interest and enhance their learning results. Our English courses are delivered by native English-speaking teachers in a relatively small-group learning environment so as to effectively engage our students in classes with close interactions of the native English teachers. Other than English courses, we also offer Mandarin courses which comprise an insignificant portion of our revenue for the years ended March 31, 2024 and 2025 and continue to comprise a small portion of our revenue as of the date of this prospectus.

Our courses are offered under our well-established “Monkey Tree” brand, which was established by our Controlling Shareholder in 2009, and is owned by Monkey Tree HK as of the date of this prospectus. We believe the “Monkey Tree” brand gives parents confidence in the consistency and quality of the English courses that we provide. Although Monkey Tree HK is not part of our Company, we are licensed by Monkey Tree HK to use the “Monkey Tree” brand in the course of our business under certain franchise agreements entered by us with Monkey Tree HK. We, however, do not have any operations or decision making authority outside of what we have been licensed from Monkey Tree HK. Under the franchise agreements, Monkey Tree HK has the right to terminate any of the franchise agreements immediately without notice if we commit a serious breach. Examples of serious breach include conviction of crime, fraudulent conduct, non-compliance with system standards, engagement in direct competition, causing damage to Monkey Tree HK’s reputation, bankruptcy, potential sale of the franchise, infringement of intellectual property rights and failure to settle payments. If our franchise agreements entered into with Monkey Tree HK are terminated or are not renewed, our language learning centers would have to be closed. This would significantly reduce our revenue and hence could have adverse effects on our results of operations. Furthermore, Our Class A Ordinary Shares may become worthless. See “Risk Factors - Risks Related to Our Business and the Industry - We are substantially dependent on the series of franchise agreements that we entered into with Monkey Tree HK, and the termination or non-renewal of such franchise agreements could have adverse effects on our results of operations” on page 22 of this prospectus.

Other than the 20 “Monkey Tree” learning centers operated by us, Monkey Tree HK has licensed to other operators to operate approximately 38 “Monkey Tree” learning centers in Hong Kong as at the date of this prospectus.

Our Mission

Our mission is to provide high end language learning experience to our students, to utilize a communicative approach with small class sizes to make our courses fun, interactive, and relevant. We infuse a westernized environment into our classrooms to give children an opportunity to not only learn English the native way, but also to develop intellectually, socially, physically, and emotionally.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

We Provide Interactive Courses in a Small Group Environment

Our English learning courses are provided though small-group teaching approach, with a teacher-to-child ratio of no more than 1 adult to 8 children. We believe we are able to encourage our students to actively engage and participate in the learning process. The teaching tools and learning materials we used are designed to promote student interaction with their peers and teachers. Students also participate in interactive in-class activities and games, such as singing and roleplay, which we believe effectively arouse their interest and enhance their learning results. Our curricula are designed to focus on learning English as an interest instead of for examination or test preparation.

We Operate Through a Well-established Brand of “Monkey Tree”

The brand of “Monkey Tree” is a strong brand and iconic image in the children’s English learning sector in Hong Kong. We have been licensed by Monkey Tree HK to operate under the “Monkey Tree” brand, and with this a considerable number of our students have enrolled in more than one of our courses offered and new students are often referred to us by parents of our existing students. Our courses and services have gained recognition from our students and parents, which helped spur on enrollment as a result.

We Have Well-trained Native English-speaking Teachers in Delivering our Courses

Our English teachers are predominantly native English speakers, who are professionally trained and conduct teaching activities on a full time basis. The vast majority of them hold university undergraduate degrees and come from abroad. Our teachers are recruited locally in Hong Kong and from overseas by Monkey Tree HK, who then carried out trainings to our teachers on our teaching activities. We believe that native English-speaking teachers provide authentic models of pronunciation, intonation, and colloquial expressions, helping our students develop fluency and understand nuances. Furthermore, our well-trained native English-speaking teachers can offer insights into the culture and customs associated with the language, enriching the learning experience.

We Have a Dedicated Management Team with Proven Track Records

Mr. Sung, our Controlling Shareholder, chief executive officer and executive director, has spearheaded our development from a single learning center into a leading children’s English learning center group in Hong Kong. Having obtained his bachelor’s degree in commerce in Canada, he strongly believes in the importance of providing quality English education to children. He saw the opportunity of introducing overseas native English speakers to conduct English classes for young children in Hong Kong and, with his business acumen, founded the first “Monkey Tree” brand in 2009. Through his dedication and efforts, he initiated and developed our business model, management system and processes, with which our senior management oversees important aspects of all Monkey Tree learning centers across our network, such as the development of curricula and course materials. He has actively managed our business, and has been instrumental to our success.

Our board and management team members have diverse education backgrounds in Canada, Hong Kong, United Kingdom, Australia and United States. Members of our senior management team have joined our Group for an average of around four years or above and they work efficiently and effectively as a team and execute our business plans and strategies. We also have a strong business development team which is responsible for assisting in the development and execution of our operational and marketing strategies.

Our Strategies

We intend to pursue the following strategies to further expand our business:

Invest in Technology and Product Development Capabilities and Practice Materials for Virtual Learning

Alongside with the traditional face-to-face teaching method, virtual learning has gained popularity and several of our industry peers are operating online English language courses that make use of video clips and culturally relevant materials to teach in addition to physical classes.

Currently, we only offer in-person, face-to-face learning experience for our students. We plan to develop our information technology infrastructure for provision of virtual learning and online education for our students.

Focus on Growth and Expansion into Local and New Markets

Currently, we have 20 language learning centers with a total area of approximately 1,796 sq. m., which can accommodate a total of 391 students. The utilization rate is approximately 42.1% at peak hours. With the trending demands of our language learning courses, we intend to set up additional language learning centers or expand our existing language learning centers.

Additionally, we also intend to expand geographical location of our language learning centers to other non-English native countries to accommodate the trending demands of English learning. We intend to carry out detailed and in-depth market research to assess the feasibility of such expansion.

Foster brand awareness and image through different marketing initiatives

Currently, we leverage upon the sales and marketing activities that Monkey Tree HK carries out in promoting the brand awareness and image to attract customers of our language learning centers. Monkey Tree HK typically conducts brand-wide advertising initiatives for all language learning centers operating under the “Monkey Tree” brand, including our language learning centers.

In addition to the marketing initiatives taken by Monkey Tree HK, we expect to employ additional advertising and promotional means to foster the “Monkey Tree” brand awareness and to enhance our exposure, which includes text messages and emails to existing and former students, placing height measurement stickers, sheet panel advertisements, half-train sized stickers and three-dimensional pop-up panels through advertising agents in the railway stations near our language learning centers, handing out printed leaflets, setting up outdoor billboard advertisements and placing bus advertisements. The focus of these additional advertising and promotional activities would be geographically specific focusing on the catchment area where our language learning centers are located.

Our Challenges

We face risks and uncertainties in achieving our business objectives and executing our strategies, including those relating to:

●	our ability to maintain the continuing use of “Monkey Tree” brand;

●	our ability to continue and further develop our business operations;

●	our ability to obtain supply of the native English-speaking teachers; and

●	our ability to maintain business relations with our course materials suppliers.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for detailed discussions of these and other risks and uncertainties associated with our business and investing in our Class A Ordinary Shares.

Our Offerings

We are licensed by Monkey Tree HK to operate English language learning centers under the “Monkey Tree” brand.

Our offerings consist of (1) provision of language learning courses and (2) sales and distribution of educational materials.

Provision of language learning courses

Our language learning centers currently offer 11 English courses, with different levels which cater for students at different ages and with different language capabilities. The curriculum of our English courses primarily targets children at ages between 3 and 14 and with different levels of English capability, and is designed for supplemental English learning in addition to their school curriculum. To enable students to progress at an appropriate pace, our courses are typically designed with a two-year cycle. Our courses aim to improve the usage, comprehension and conversational ability of our students and provide an encouraging environment for students to practice their English with our teachers.

We offer various English courses catering to the diverse learning needs of different age groups with different focus, details of which are as follows:

Phonics

Our Phonics course aims to help our students build the foundation required to become a fluent English speaker and accurate speller. Different combinations, including blends, diagraphs, and letter sounds, will be taught, read, heard and spelt throughout the course. The pronunciation aspect will be heavily emphasized to ensure our students pronounce words with the clarity of a native level English speaker. Our aim is that our students’ reading and spelling ability will be noticeably more advanced compared to their peers.

Chat Room

Chat Room is a full English immersion course designed to help students learn the fundamentals of English by providing an encouraging environment for students to apply their verbal English skills. We adopt a blended learning approach by using interactive computer software with activities and games to reinforce the key concepts of our monthly themes in this program. Our monthly themes include different topics such as “My School”, “Family” and “Animals”. We believe that this technological infusion is perfectly suited for “Digital Natives” to acquire the English concepts more effectively than relying solely on traditional teaching methods. In addition, activities such as science experiments and games, songs, craft, and presentations are used to instill the necessary confidence for children to excel in English.

Saturday Monkeys

This course is only available on Saturdays. Our English teachers use an interactive approach to conduct this class. Students will be able to learn conversational techniques and also be taught the correct pronunciations at the same time. Writing tasks incorporate an equally expressive program, concentrating on both planning and structuring compositions. Above all, we strive to improve our students’ confidence while teaching them English in a fun environment.

Reading and speaking

Our reading and speaking course is designed to allow students to develop their fundamental English skills and enhance their confidence and fluency in the independent use and application of English. Throughout the course, students are able to explore a variety of topics, while simultaneously learning new English skills, building vocabulary, and maximizing comprehension of English. Native-speaking instructors guide students in topic-related discussions, while providing them with ample opportunity to practice and apply their skills through presentations, conversations, and other real-life scenarios. We believe that this broad and innovative approach enables students to fully engage with our syllabus to maximize their reading and speaking abilities in an enjoyable and natural setting, which encourages them to flourish and excel in English.

Grammar and writing

Our grammar and writing course is tailored for students who would like to learn how to express and articulate their thoughts clearly and accurately in their written English. We have designed our grammar course to combine the theory and practical application of grammar. We focus on stimulating our students‛ imagination and developing their creativity through practicing writing on different themes and topics. We hope our students will gain the ability to generate coherent, thought-provoking, and compelling written compositions.

Summer courses

Our summer courses aim to provide an intensive learning experience in terms of frequency of classes and amount of knowledge and skills learnt in a relatively short period of time. The aim of our Summer courses is to encourage young learners to be immersed in an English only thematic setting in which their speaking and listening skills will be boosted through interactive activities. We aim to equip students with reading and writing skills through a range of stimulating activities. Primary students will be engaged in discussions and writing practice. Our summer courses also offer intensive examinations courses to prepare students to get 15 shields on the Cambridge Young Learners of English examinations by reinforcing all of the key English skills by practicing with specific vocabulary and grammar exercises as well as building students confidence.

Others

We also offer preparation courses for international English language examinations, such as the Cambridge English Qualifications for Young Learners offered by Cambridge University Press & Assessment, United Kingdom, Trinity English tests (“Trinity English Tests”) are offered by Trinity College London, United Kingdom. Our YLE Preparation Course focuses on four main skills: reading, writing, speaking and listening. We are also a registered private language center which offers Trinity English Tests preparation courses, our preparation courses focus on grammar and language usage for students aged 3.5 to 6 years old. In addition, we also offer private classes on demand basis.

In addition to the English learning courses, we also offer Mandarin learning courses, which comprise an insignificant portion of our revenue for the years ended March 31, 2024 and 2025 and continue to comprise a small portion of our revenue as of the date of this prospectus.

Our curricula are designed and developed by Monkey Tree HK, who provides the teaching materials and ancillary products to us. The curricula and the teaching materials provide for a systematic learning experience to meet with the ages of our learners in accordance and with different levels of English capability.

Sales and distribution of educational materials

As supplementary learning aids to our students, we also sell and distribute various educational materials that are developed by Monkey Tree HK to our students. These educational materials include books and workbooks, which are designed as a supplement to the provision of our language learning courses.

Sales and Marketing

We leverage upon the sales and marketing activities that Monkey Tree HK carries out in promoting the brand awareness and image to attract customers of our language learning centers. Monkey Tree HK typically conducts brand-wide advertising initiatives for all language learning centers operating under the “Monkey Tree” brand, including our language learning centers. Monkey Tree HK typically places advertisements on various printed media such as magazines, billboards and leaflets and on public transport including buses and minibuses to enhance the brand awareness. It also sets up media applications and sites on Facebook, Instagram, YouTube and WeiBo for interactive promotion to the public. In addition, it also adopts search engine optimization with search engines to enhance brand awareness.

While the sales and marketing activities carried out by Monkey Tree HK focus on a macro level of brand awareness, we also carry out center-specific ad-hoc promotional activities, targeting parents and students living in the vicinity of our language learning centers. Such ad-hoc activities include open day and carnival events where parents and students can tour around our language learning centers. We also distribute leaflets and souvenirs to passersby of our language learning centers. We also rely on word-of-mouth referrals from our extensive network of students and alumni.

Pricing Strategy

Under the franchise agreements that we entered with Monkey Tree HK, Monkey Tree HK maintains a uniform course fees for all our courses. The course fees are determined based on the are determined based on, among other things, (i) operating costs; (ii) course popularity; (iii) capacity utilization; and (iv) level of the relevant courses. The course fees are subject to annual review. We believe that the course fees are within the range of market and are highly competitive.

The average tuition fee for our courses ranged from approximately HK$94 to HK$1,000 (approximately US$12 to US$128) per hour as of March 31, 2025.

Students

We have maintained a sizeable student enrollment. For the years ended March 31, 2024 and 2025, we had a total of approximately 6,045 and 5,905 student enrollments respectively, of which 1,907 and 2,337 were new enrollments respectively.

Suppliers

We are a party to a series of franchise agreements with Monkey Tree HK for the operation of our language learning centers. Each of our HK Subsidiaries is a party to a franchise agreement with Monkey Tree HK and the form of franchise agreement is filed as an exhibit to the registration statement of which this prospectus forms part. The following sets forth the material terms of the franchise agreements that we have entered into with Monkey Tree HK:

Parties:	(1)	Monkey Tree HK as franchisor and (2) our HK Subsidiaries as franchisee
Term:

Typically around 3 years subject to renewal with all existing franchise agreements ending on March 31, 2026. Annual assessment and review will be conducted by Monkey Tree HK to determinate the renewal terms, taking into accounts factors such as timely fulfillment of existing contractual obligations and compliance with qualifications.

Upon  the expiry of the existing franchise period, Monkey Tree HK will have sole discretion to decide whether to grant a renewal term to our HK Subsidiaries. No additional fee will be charge for a renewal and the monthly royalty fee will remain the same on renewal terms subject to our fulfillment of certain conditions.

Fees:	(1)	Upfront franchise fee of a fixed sum for the initial term;
	(2)	Royalty fee of a certain percentage of the gross sales of the HK Subsidiaries calculated from the first day of each month until the last day of the month, subject to the minimum monthly royal fee if higher;
	(3)	Fees for the supply of the teachers on a monthly basis, and a daily rate for substituting teachers (if required); and
	(4)	Purchase sum for the proprietary products and educational materials provided by Monkey Tree HK
Geographical exclusivity:	Within a specified distance (typically 400 meter) from the language learning center
Obligations of Monkey Tree HK:	(1)	use all reasonable endeavors to recruit teachers required by our HK Subsidiaries and provide trainings to them;
	(2)	provide standard plans and specifications for the development and design of the language learning center; and
	(3)	provide teaching manual
Obligations of HK Subsidiaries:	(1)	operate language learning centers at the location approved by Monkey Tree HK;
	(2)	keep good records of its management accounts and, if requested, produce the same to Monkey Tree HK;
	(3)	provide audited accounts to Monkey Tree HK;
	(4)	not to use any trademarks or intellectual property of Monkey Tree HK without prior written consent; and
	(5)	not to engage in any competitive business with Monkey Tree HK
Advertising:	Our HK Subsidiaries shall spend at least HK$30,000 (approximately US$3,846) per annum on advertising, promotions and public relations within the immediate locality surrounding the learning centers.
Damages on Breach:	(1)	Monkey Tree HK reserves the right to terminate the franchise agreement immediately without notice if a serious breach occurs, in which case our HK Subsidiaries shall pay Monkey Tree HK the pre-agreed amount of HK$100,000 (approximately US$12,820) as liquidated damages (which will be reduced to HK$50,000 (approximately US$6,410) if Monkey Tree HK takes over the relevant learning center or if such learning center is transferred to a third party, subject to the approval of Monkey Tree HK); and
	(2)	If our HK Subsidiaries terminate the franchise agreement prior to the expiry date, our HK Subsidiaries shall pay Monkey Tree HK a pre-agreed amount as liquidated damages.
Restrictions:	Monkey Tree HK retains the right to :-
	(1)	approve the location of our language learning centers;
	(2)	employ the teaching staff who will be sent to our language learning centers;
	(3)	designate and control the use of the “Monkey Tree” trademarks by our HK Subsidiaries
	(4)	designate and control the use of our teaching materials; and
	(5)	Designate and control the use of our advertising materials.
Termination:

Our HK Subsidiaries can terminate with 90 days’ notice. Other than terminating without prior notice on the occurrence of a serious breach on part of our HK Subsidiaries, Monkey Tree HK has no termination right.

Examples of serious breach include conviction of crime, fraudulent conduct, non-compliance with system standards, engagement in direct competition, causing damage to Monkey Tree HK’s reputation, bankruptcy, potential sale of the franchise, infringement of intellectual property rights and failure to settle payments.

In addition, under the franchise agreements that we entered with Monkey Tree HK, we are licensed by Monkey Tree HK to use various trademarks of the “Monkey Tree” brand, including the trademarks of “Monkey Tree English Learning Center”, “”, “Learn to Read in Less Than One Year,” and “Laugh Learn and Grow with Us” for our business and operations.

Despite the terms of the series of franchise agreements that we entered into with Monkey Tree HK, during the financial years ended March 31, 2024 and 2025 and up to the date of this prospectus, Monkey Tree HK has not charged our HK Subsidiaries any upfront franchise fee.

Other than Monkey Tree HK, our other suppliers include the landlords of the premises of our language learning centers.

Competition

The language education industry is highly competitive with relatively low barriers to entry. The language education market is a highly fragmented market that includes scaled providers and chain operators, as well as local tuition centers.

We believe we are well positioned to outperform our competitors due to a variety of key differentiators, including our ability to operate under through the well-established brand of “Monkey Tree”, the interactive courses in a small group environment that we provide and with the well-trained native English speaking teachers in delivering our courses.

Other than the 20 “Monkey Tree” learning centers operated by us, Monkey Tree HK has licensed to other operators to operate approximately 38 “Monkey Tree” learning centers in Hong Kong as at the date of this prospectus. While none of Monkey Tree HK, our Controlling Shareholder and Timberworks, own any equity interests in such operators, they also operate “Monkey Tree” learning centers under various franchisee agreements entered into by and between them and Monkey Tree HK. As we also compete with other franchisees operating under the “Monkey Tree” brand, we believe that we have a competitive edge as our Controlling Shareholder and Mr. Yorick Yeung, the chief executive officer and chief operating officer, respectively, of Monkey Tree HK (which retain the right of rejection of any franchisee applications under the “Monkey Tree” brand), also serves as our chief executive officer and chief operating officer. In that, we believe we share the same vision and management strategy with our Controlling Shareholder and Monkey Tree HK which will better support our business expansion and strategy in future. However, there may be occasions that we may have conflicts of interest with our Controlling Shareholder. For details, see “Risk Factors - Risks Related to Related Party Relationships and Transactions - We may have conflicts of interest with Mr. Sung and, because of Mr. Sung’s controlling ownership interest in our company and in Monkey Tree HK, we may not be able to resolve such conflicts on terms favorable to us” at page 33 of this prospectus.

Insurance

We currently maintain insurance policies for, among others, work-related injury insurance for our employees and property all risks insurance for our office facilities and language learning centers.

We do not maintain liability insurance for the operation of tuition or language learning centers that includes coverage on any negligence in providing language education services, defamation or intellectual property infringement. Our business is, therefore, susceptible to risks arising from losses we sustain during the course of our business operations, and we cannot assure you that the insurance policies we have taken out are always able to cover all losses we sustain. In the case of an uninsured loss or a loss in excess of insured limits, including those caused by natural disasters and other events beyond our control, we may be required to pay for losses, damages, and liabilities out of our own funds. We review our insurance policies from time to time for adequacy in the breadth of coverage. For details regarding such risks, refer to “Risk Factors — Risks Related to Our Business and the Industry — Our insurance coverage may be inadequate to protect us from potential losses” on page 28 of this prospectus.

Employees

Recruitment and training of native English-speaking teachers is an essential part of our business and operations, which are carried out by Monkey Tree HK. Monkey Tree HK maintains recruitment center in Manchester, the United Kingdom and in South Africa for recruitment of our English teachers. Monkey Tree HK will also apply for the relevant working visa and act as sponsor of those English teachers. Upon completion of the training provided by Monkey Tree HK, those English teachers will be deployed to our language learning center to carry out teaching activities. Recruitment of teachers are based on education background, experience, English proficiency level, personalities and passion for teaching. Upon completion of the training provided by Monkey Tree HK, those English teachers will be deployed to our language learning center to carry out teaching activities. Monkey Tree HK also provides continuous training for our teachers so that they can stay abreast of changes in student demands and other key trends for teaching methodologies. We also perform periodic evaluation on our teachers to monitor the quality of their teaching performance.

As of March 31, 2024 and 2025 and the date of this prospectus, we had a total of 3 full-time employees, all of which were based in Hong Kong. The following table sets out a breakdown of our employees by function:

	As of March 31, 2024[1]	As of March 31, 2025[1]	As of the date of this prospectus(1)
Management	3	3	3
Total	3	3	3

(1)	The number of employees presented in this table does not include the English teachers that are provided to us by Monkey Tree HK.

We believe we maintain a good working relationship with our employees, and have not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended March 31, 2024 and 2025.

Facilities

As of the date of this prospectus, we do not own any real property.

During the years ended March 31, 2024 and 2025, we leased 20 properties from independent third parties with a total area of approximately 1,796 sq. m. to support for the operation of our language learning centers, which can accommodate 391 students.

Our language learning centers are located in various residential districts in Hong Kong which helps attract new potential students and are conveniently located for our students and their parents. We select locations of our language learning centers based on various factors, including traffic access, local competition, demographics, household income, the number of schools in, and the economic condition of that district.

Intellectual Property

As of the date of this prospectus, we do not own any trademark or patents.

We are, however, licensed by Monkey Tree HK to use various trademarks of the “Monkey Tree” brand, including the trademarks of “Monkey Tree English Learning Center”, “”, “Learn to Read in Less Than One Year,” and “Laugh Learn and Grow with Us” for our business and operations.

Licenses and Regulatory Approvals

A summary of the laws and regulations applicable to our business and industry is set out in the section headed “Regulation” in this prospectus. We have obtained all the necessary licenses, permits, and approvals that are applicable to our business during the years ended March 31, 2024 and 2025, and up to the date of this prospectus.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

Regulations Related to Our Business Operations in Hong Kong

Regulations Related to Business Registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. For the year ended March 31, 2024 and 2025 and as of the date of this prospectus, the HK Subsidiaries have obtained such business registration certificate.

Regulations Related to Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, an employee is generally entitled to, among other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$42.10 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

Any provision of the employment contract that purports to extinguish or reduce the right, benefit, or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (each, a “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for protection to employees with respect to their safety and health in workplaces. It applies not only to industrial workplaces but also non-industrial.

Under the Occupational Safety and Health Ordinance, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by: (a) providing and maintaining plant and systems of work that are safe and without risks to health; (b) making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; (c) providing such information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees; (d) as regards any workplace under the employer’s control, (i) maintaining the workplace in a condition that is safe and without risks to health; and (ii) providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and (e) providing and maintaining a working environment for the employees that is safe and without risks to health. An employer who fails to comply with the above provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and on conviction on indictment, to a fine of HK$10,000,000. Further, an employer who intentionally, knowingly or recklessly fails to comply with these provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and to imprisonment for six months, and on conviction on indictment, to a fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of this ordinance or the Factories and Industrial Undertakings Ordinance (Cap 59 of the Laws of Hong Kong), or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury. An employer or occupier who fails to comply with such improvement notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$400,000 and imprisonment of up to twelve months. An employer or occupier who fails to comply with such suspension notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$1,000,000, to imprisonment for twelve months, and to a further fine of HK$100,000 for each day or part of a day during which such employer or occupier knowingly and intentionally continues the contravention.

Regulations Related to the Operation of Language Learning Centers

Education Ordinance (Chapter 279 of the Laws of Hong Kong)

The Education Ordinance and the subsidiary regulations governs, amongst other things, the registration and certification of schools and teachers’ qualification of schools in Hong Kong. “Schools” include institution, organization or establishment which provides for 20 or more persons during any one day or eight or more persons at any one time, any nursery, kindergarten, primary, secondary or post-secondary education or any other educational course by any means, including correspondence delivered by hand or through the postal services.

There are 6 sets of subsidiary regulations under the Education Ordinance, covering the registration and management of schools, qualifications of teachers, fees and collection of fees, as well as the exemptions

The Education (Exemption) (Private Schools Offering Non-Formal Curriculum) Order (Chapter 279F of the Laws of Hong Kong) (the “Exemption Order”), as a subsidiary legislation under the Education Ordinance, provided that private schools which offer educational courses such as tutorial, commercial, language and computer courses are categorized as a private school offering non-formal curriculum (“PSNFCs”). All PSNFCs remain to be required for registration under the Education Ordinance but are exempted schools under the Exemption Order, and hence are exempted from certain requirements of the provisions of the Education Ordinance and the subsidiary regulations. Such exemptions relate to four different categories, namely; employment and qualification of teachers, fees, principals and holidays, subject to compliance with specified conditions. We believe that we are qualified as a PSNFC under the Exemption Order.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong)

Under the Immigration Ordinance, a person is lawfully employable if he holds the requisite visa or entry permit to work in Hong Kong, or has the right of abode or right to land in Hong Kong. Section 17I of the Immigration Ordinance stipulates that (i) any person who employs an individual who is not a prohibited employee commits an offence and is liable to a fine of HK$350,000 and to imprisonment for three years; and (ii) any person who employs an individual who is a prohibited employee commits an offence and is liable to a fine of HK$500,000 and to imprisonment for ten years.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance provides the statutory framework in relation to sale of goods. Section 16 of Sale of Goods Ordinance provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods must correspond with the description; (b) the goods supplied are of merchantable quality; and (c) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

Regulations Related to Intellectual Property

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance protects recognized categories of literary, dramatic, musical and artistic work, as well as sound recordings, films, broadcasts and cable programs, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

In addition, a person may incur civil liability for “secondary infringement” under the Copyright Ordinance if that person possess, sells, lets for hire, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies.

Under section 118 of the Copyright Ordinance, a person commits a criminal offence if he, without the consent of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possess an infringing copy of the work with a view to its being, among others, sold or let for hire by any person for the purpose of or in the course of that trade or business.

Under section 119A of the Copyright Ordinance, there is a provision against copying service business which imposes criminal liability when a person, for the purpose of or in the course of a copying service business, possess a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. It is a defense for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright law.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance provides for the registration, use and protection of trademarks. Under section 18 of the Trade Marks Ordinance, it is provided that a person infringes a registered trademark if the person uses in the course of trade or business a sign which is:

(a)	identical to the trademark in relation to goods or services which are identical to those for which it is registered;

(b)	identical to the trademark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)	similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)	identical or similar mark in relation to goods or services which are not identical or similar to those for which the trademark is registered; the trademark is entitled to protection under the Paris Convention as a well-known trademark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of a trademark.

A person shall be treated as a party to any use of the material which infringes the registered trademark if he:

(a)	applies or causes to be applied a registered trademark or a sign similar to a registered trademark to material which is intended to be used for labelling or packaging goods; as a business paper; or for advertising goods or services; and

(b)	at the time the trademark or sign was applied to the material, he knew or had reason to believe that its application to the material was not authorized by the owner of the registered trademark or by a licensee.

Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong unless they are also registered under the Trade Marks Ordinance. Nevertheless, trademarks which are not registered under the Trade Marks Ordinance may still obtain protection by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damages to the owner.

Regulations and Notices Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations Related to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Regulations Related to the China’s Enterprises Income Tax Law

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Data Protection Act (As Revised) of the Cayman Islands

Cayman Islands Data Protection Laws

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment you will be required to provide us with certain personal information which constitutes personal data within the meaning of the DPA.

Investor Data

We will collect, process, use, disclose, retain and secure personal data only to the extent necessary and for lawful purposes to the extent legitimately required to conduct our activities of on an ongoing basis, in order to protect the vital interests of shareholders, as data subjects, for the administration of justice or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate shareholder (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory, tax and governmental authorities. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

You have the right to request access to, and correction of, your personal data which we hold which can be exercised by contacting the Company as set out below.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://monkeytreeinvestment.com/en-us or through phone number +852 3563 6771.

MANAGEMENT

Directors and Executive officers	Age	Position
Ricky Ling Fung Sung	39	Chairman of the Board, Executive Director and Chief Executive Officer
Lai Man Lai	46	Chief Financial Officer
Yorick Yeung	40	Chief Operating Officer
Kin Fung Tsui	40	Independent Director, Chair of Audit Committee and Compensation Committee and Chair of Nominating and Corporate Governance Committee
Leong Hei Lai	28	Independent Director
Ka Wing Tong	34	Independent Director

Ricky Ling Fung Sung (“Mr. Sung”), Chairman of the Board, Executive Director and Chief Executive Officer

Mr. Sung is the founder of the Company and Monkey Tree HK and has been the director and chairman of the Company since its inception. Mr. Sung has over 13 years of experience in the educational services business. Mr. Sung founded Monkey Tree HK in 2009 and has been acting as the chief executive officer of Monkey Tree HK since then. Mr. Sung is responsible for developing and monitoring our business as well as the overall strategic planning and major decision making of the Company. Mr. Sung has received a bachelor's degree in commerce from the University of Victoria, Canada and a master’s degree of business administration from the University of Liverpool, United Kingdom, in 2008 and 2018, respectively.

Lai Man Lai (“Mr. Lai”), Chief Financial Officer

Mr. Lai has been our chief financial officer since its inception. He is a practicing member of the Hong Kong Institute of Certified Public Accountants since 2016.

Prior to the joining of this Company, During the period between August 2001 and January 2002, Mr. Lai served as an assistant accountant at Alliott Tsoi Ha CPA Limited. During the period between March 2003 and March 2005, he has successively served in various positions in K.H. Law & Company with his last position as an audit assistant. During the period between October 2005 and June 2014, Mr. Lai has successively served in various positions in HLB Hodgson Impey Cheng Limited with his last position as a manager. During the period between July 2014 and October 2017, he served Yanchang Petroleum International Limited, a company listed on The Stock Exchange of Hong Kong Limited (Stock Code: 346) as a finance manager. During the period between October 2017 and as at the date of this prospectus, Mr. Lai has been the chief financial officer of Monkey Tree HK.

Mr. Lai has received a bachelor’ degree in accountancy and a master of commerce degree in information systems and management from the City University of Hong Kong and the University of New South Wales in November 2001 and May 2003, respectively.

Yorick Yeung (“Mr. Yeung”), Chief Operating Officer

Mr. Yeung has been our chief operating officer since its inception, responsible for oversees all operations of our business including sales administration, system administration, student enrollment and teacher and staff trainings. Mr. Yeung is also the chief operating officer of Monkey Tree HK since November 2022.

Mr. Yeung has extensive experience in the operation of language learning center. During the period between February 2012 up to the date of this prospectus, Mr. Yeung has successively served in various positions in Monkey Tree HK, including a center manager, association director of franchisee operations and vice president of operations with his latest position as the chief operating officer. He has received a bachelor’s degree in arts and a master’s degree of business administration from the Simon Fraser University, Canada and the University of Liverpool, United Kingdom in September 2008 and October 2018, respectively.

Kin Fung Tsui (“Mr. Tsui”), Independent Director, Chair of Audit Committee and Chair of Compensation Committee

Mr. Tsui began serving as an independent director immediately upon the effectiveness of the registration statement on Form F-1, of which this prospectus forms part. Mr. Tsui serves as a member of the audit committee, the compensation committee and the nominating and corporate governance committee.

Mr. Tsui is a Certified Public Accountant, or CPA, in Hong Kong since 2008 and an associate member of the Hong Kong Institute of Certified Public Accountants since January 2012. He has over 16 years of experience in corporate finance, financial reporting and auditing.

Mr. Tsui is currently the financial controller of Aussco Hong Kong Limited since January 2024. During the period between May 2019 and December 2023, he served as the APAC Financial Controller of Sanergy Group Limited, a company listed on the Hong Kong Stock Exchange (Stock Code 2459). During the period between March 2018 and May 2019, Mr. Tsui served as the company secretary of China Merchants Land Limited, a company listed on the Hong Kong Stock Exchange (Stock Code 978). During the period between March 2015 and February 2018, he served as the vice president of Alpha Business Consulting Company Limited. During the period between March 2014 and March 2015, Mr. Tsui served as a senior associate of Ernst & Young Transactions Limited in Hong Kong. During the period between September 2008 and March 2014, he successively served Deloitte Touche Tohmatsu, Hong Kong with the latest position being an audit manager. During the period between June 2007 and August 2008, Mr. Tsui served as a financial service officer, retail banking of Hang Seng Bank Limited.

Mr. Tsui has received a bachelor’ degree in social science from the Chinese University of Hong Kong in May 2007. We believe Mr. Tsui is qualified to serve as our director based on his extensive accounting and audit experience.

Leong Hei Lai (“Mr. L Lai”), Independent Director

Mr. L Lai began serving as an independent director immediately upon the effectiveness of the registration statement on Form F-1, of which this prospectus forms part. Mr. L Lai serves as a member of the audit committee, the compensation committee and the nominating and corporate governance committee.

Mr. L Lai is currently the co-founder and director of Interleaf Technology Limited, a company providing market research and product strategy for artificial intelligence driven education software since July 2021. During the period between July 2018 and April 2019, he served as a business development manager of VVOW Company Limited.

Mr. L Lai has received a bachelor of social science degree in psychology and a master of philosophy degree in psychology both from the Chinese University of Hong Kong in July 2019 and July 2021, respectively. We believe Mr. L Lai is qualified to serve as our director based on his industry experience in relation to education sector.

Ka Wing Tong (“Ms. Tong”), Independent Director

Ms. Tong began serving as an independent director immediately upon the effectiveness of the registration statement on Form F-1, of which this prospectus forms part. Ms. Tong serves as a member of the audit committee, the compensation committee and the nominating and corporate governance committee.

Ms. Tong served successively with FDB Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock Code 1826) and its associated company FDB Assets Limited, with her last position as a corporate strategy and development manager, during the period between October 2019 and July 2025. She currently serves as a director of FDB Property Agency Limited since December 2021. During the period between May 2017 and October 2019, Ms. Tong served as a branding officer of GT Land Holdings Limited. During the period between October 2015 and May 2017, Ms. Tong served as an advertisement executive of MingPao Newspaper Limited.

Ms. Tong has received a bachelor of arts degree in communication studies from the University of Western Australia and a master of arts degree in public policy and management from the City University of Hong Kong in September 2015 and June 2022. We believe Ms. Tong is qualified to serve as our director based on her extensive experience in corporate strategy and development.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements and Indemnification Agreements

We entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers will be employed for a specified time period — typically for one year. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon two months’ advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with two months’ advance written notice.

Each executive officer will agree to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally, or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

In addition, we have entered into agreements with all other directors whose service has begun upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the board and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the board.

We have entered into indemnification agreements with each of directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors consists of four directors, comprising our sole executive director Mr. Sung and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to the Nasdaq listing rules (if applicable) and disqualification by the chairman of the relevant board meeting,, a director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction; and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Tsui, Mr. L Lai and Ms. Tong, and is chaired by Mr. Tsui. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Tsui qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Tsui, Mr. L Lai and Ms. Tong, and is chaired by Mr. Tsui. We have determined that each of these directors to satisfy the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Yip, Mr. L Lai and Ms. Tong, and is chaired by Mr. Tsui. We have determined each of these directors to satisfy the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined under Rule 3b-4(c) of the Exchange Act. As a result, we are exempt from some of the requirements under the Exchange Act applicable to domestic issuers, and in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. These exemptions include, among others, the following:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), but we are required to comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. You should refer to “Description of Shares Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under the laws of the Cayman Islands.

Compensation of Directors and Executive Officers

For the year ended March 31, 2025, we have not paid any compensation (including salaries, bonus and mandatory provident fund) to our directors and executive officers. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2025, we had no outstanding equity awards.

RELATED-PARTY TRANSACTIONS

Before the completion of this IPO, we have adopted an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

Name and relationship of related parties

Existing Relationship with the Company
Monkey Tree HK	Wholly-owned company of Timberworks
Panda Garden Language Learning Ltd.	Wholly-owned company of Monkey Tree HK and ultimately wholly-owned by Timberworks
Canadian Bookstore Ltd.	Wholly-owned company of Monkey Tree HK and ultimately wholly-owned by Timberworks
Ricky Ling Fung Sung	Director and controlling shareholder

Amount due from a related party

	As of March 31,			As at the date of this
	2023	2024	2025	prospectus
	US$	US$	US$	US$
Monkey Tree English Learning Center Ltd. (1)	$8,604,055	$14,016,148	$1,994,968	$-

Accounts payables - related parties

	As of March 31,			As at the date of this
	2023	2024	2025	prospectus
	US$	US$	US$	US$
Monkey Tree English Learning Center Ltd. (2)	$192,743	$5,094,007	-	$-
Panda Garden Language Learning Ltd. (3)	$9,457	$117,388	-	$-
Canadian Bookstore Ltd.(4)	$93,378	$43,006	-	$-

Amount due to a director

	As of March 31,			As at the date of this
	2023	2024	2025	prospectus
	US$	US$	US$	US$
Ricky Ling Fung Sung (5)	$364,478	$298,113	$-	$-

Bank borrowings guaranteed by a director

	As of March 31,			As at the date of this
	2023	2024	2025	prospectus
	US$	US$	US$	US$
Ricky Ling Fung Sung (6)	$2,481,121	$2,142,899	$1,759,784	$1,636,282

Notes:

(1)	The balance is non-trade in nature, unsecured, non-interest bearing and repayable on demand. It arose from short-term advances to a related party primarily to settle accounts payable or reimburse expenses paid on behalf related to the Company’s operations. The advances functioned as operational prepayments to meet working capital needs and were typically settled within a short time frame. The largest amount outstanding during the years ended March 31, 2023, 2024 and 2025 are $10,788,336, $14,016,148 and $19,605,775, respectively.

(2)	The balance is trade in nature, unsecured, non-interest bearing and repayable on demand. The largest amount outstanding during the years ended March 31, 2023, 2024 and 2025 are $1,436,817, $5,094,007 and $9,112,133, respectively.

(3)	The balance is trade in nature, unsecured, non-interest bearing and repayable on demand. The largest amount outstanding during the years ended March 31, 2023, 2024 and 2025 are $64,974, $117,389 and $245,253, respectively.

(4)	The balance is trade in nature, unsecured, non-interest bearing and repayable on demand. The largest amount outstanding during the years ended March 31, 2023, 2024 and 2025 are $93,378, $43,006 and $43,006, respectively.

(5)	The balance is non-trade in nature, unsecured, non-interest bearing and repayable on demand. It arose from short-term advances to a related party primarily to settle accounts payable or reimburse expenses paid on behalf related to the Company’s operations. The advances functioned as operational prepayments to meet working capital needs and were typically settled within a short time frame. The largest amount outstanding during the years ended March 31, 2023, 2024 and 2025 are $364,478, $442,351 and $450,362, respectively.

(6)	The balance was guaranteed by a director of the Company, Ricky Ling Fung Sung, in favor of the banks in Hong Kong. The borrowings represent funds obtained to support the Company’s operational needs, which bear interest rates at Hong Kong Prime Rate minus 2.5% per annum. The largest amount outstanding during the years ended March 31, 2023, 2024 and 2025 are $2,726,350, $2,481,121 and $2,142,901, respectively.

Transactions with related parties

		For the years ended March 31,
Related Party	Nature of transaction	2023	2024	2025
Monkey Tree English Learning Center Ltd.	Salaries related costs charged by the related party	$4,702,718	$4,712,083	$4,370,246
	Purchase of teaching material charged by the related party	84,859	70,624	80,776
	Royalties charged by the related party	480,051	435,169	448,839
	Other expenses charged by the related party	111,931	139,531	120,662

Panda Garden Language Learning Limited	Salaries related costs charged by the related party	$92,037	$111,088	$139,420
	Purchase of teaching material	-	297	607
	Other expenses charged by the related party	204	297	459

Canadian Bookstore Limited	Rental related costs charged by the related party	$100,429	$43,006	-

Policies and Procedures for Related-Party Transactions

Our board of directors intends to create an audit committee in connection with this IPO that will be tasked with review and approval of all related-party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors, or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this IPO. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Holders of our Class B Ordinary Shares are entitled to fifty (50) votes per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws.

We have based percentage ownership in the table below on 16,000,000 Ordinary Shares, comprising 14,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, outstanding as of December 30, 2025.

	Ordinary Shares beneficially owned prior to this IPO				Ordinary Shares beneficially held immediately after this IPO
Name of Beneficial Owner	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Approximate percentage of voting power	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of outstanding Ordinary Shares(5)	Approximate percentage of Voting rights(5)
Directors, director nominees, and executive officers
Ricky Ling Fung Sung(1) (2) (3)	11,205,600	2,000,000	82.54%	97.55%	11,205,600	2,000,000	74.82	96.16%
Lai Man Lai(1)	—	—	—	—	—	—	—	—
Yorick Yeung(1)	—	—	—	—	—	—	—	—
Kin Fung Tsui(1)
Leong Hei Lai(1)
Ka Wing Tong(1)
5% or more shareholders
Timberworks Limited(2) (3)	11,205,600	2,000,000	82.54%	97.55%	11,205,600	2,000,000	74.82	96.16%

(1)	Except as otherwise indicated below, the business address for all directors and executive officers is at Suite 2514, 25/F, 1111 King’s Road, Taikoo Shing, Hong Kong.

(2)	Mr. Sung owns 100% of the equity interests in Timberworks Limited.

(3)	Timberworks Limited is controlled by Mr. Sung and directly holds 11,205,600 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares. The registered address of Timberworks Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

As of December 30, 2025, none of our outstanding Ordinary Shares are held by record holders in the United States.

DESCRIPTION OF SHARE CAPITAL

A copy of our Memorandum and Articles is filed as an exhibit to the registration statement of which this prospectus is a part.

We are a Cayman Islands exempted company and our affairs are governed by our Memorandum and Articles, the Companies Act, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 48,000,000 Class A Ordinary Shares, par value of US$0.001 each and 2,000,000 Class B Ordinary Shares, par value of US$0.001 each. As of the date of this prospectus, 14,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares are issued and outstanding, and are fully paid.

Our Memorandum and Articles

The following are summaries of material provisions of the Memorandum and Articles and of the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares.

Objects of Our Company. Under our Memorandum and Articles, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Class A Ordinary Shares are issued in registered form and are issued when registered in our register of members. Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another in all respects except that (i) holders of our Class A Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law; while holders of our Class B Ordinary Shares are entitled to fifty (50) votes per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law; (ii) each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of our Company or any transfer agent for such share, into one fully paid and non-assessable Class A Ordinary Share but no Class A Ordinary Shares shall be convertible into any Class B Ordinary Shares; and (iii) upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into Class A Ordinary Shares on a one for one basis. Affiliate means in respect of a person or entity, any other person or entity that, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person or entity, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust solely for the benefit of any of the foregoing, a company, partnership or entity wholly owned by one or more of the foregoing, and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. We may not issue shares to the bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. A resolution put to the vote of any meeting of shareholders shall be decided on a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our Company.

Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Articles, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may, but shall not (unless required by the applicable Nasdaq listing rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the Memorandum and Articles. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. Our Memorandum and Articles provides that the directors of our Company shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as of the date of deposit of the request in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our Memorandum and Articles. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Transfer of Ordinary Shares. Provided that such transfer complies with applicable Nasdaq listing rules, our shareholders may freely transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq listing rules or in any other form approved by our directors, executed where the shares are fully paid, by or on behalf of that shareholder; and where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Our board of directors may also decline to register any transfer of any Ordinary Shares unless:

●	The instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Shares are to be transferred does not exceed four;

●	the Ordinary Shares transferred are fully paid up and free of any lien in favor of our Company; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year as our board may determine.

Liquidation. If we are wound up the shareholders may, subject to the Memorandum and Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of our Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of us or the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of us on the terms and in the manner which the directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any authorized but unissued ordinary shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings (including class meetings) of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by in the case of a scheme of arrangement with members or class of members, seventy-five percent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and in the case of a scheme of arrangement with creditors, seventy-five percent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Memorandum and Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow our shareholders holding in aggregate not less than ten percent of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Articles, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of the board for a consecutive period of six month and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed by two-thirds of the votes by holders of shares of that class at a separate general meeting of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We have applied to have our Class A Ordinary Shares listed on the Nasdaq Capital Market under the symbol “MKTR.” We cannot guarantee that we will be successful in listing our Class A Ordinary Shares on the Nasdaq Capital Market; however, we will not be able to consummate this IPO and this IPO will be terminated if our initial listing application is not approved by Nasdaq.

Transfer Agent

The transfer agent of our Class A Ordinary Shares is Transhare Corporation, at Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764, United States of America.

History of Ordinary Shares Issuance

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Ogier Global Subscriber (Cayman) Limited	April 14, 2025	1 Class A Ordinary Share	US$	0.00
Timberworks Limited	May 12, 2025	13,999,999 Class A Ordinary Shares	US$	14,000.00

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this IPO, there was no established public market for our Class A Ordinary Shares, and while we have applied for approval to have our Class A Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that such application will be approved or that a liquid trading market for the Class A Ordinary Shares will develop or be sustained after this IPO. Future sales of substantial amounts of our Class A Ordinary Shares in the public markets after this IPO, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. None of our Class A Ordinary Shares currently outstanding will be available for sale immediately after this IPO due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Class A Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Class A Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this IPO, assuming an IPO price of $4.00 per share, which is the low end of the anticipated price range stated on the cover page of this prospectus, we will have 15,650,000 outstanding Class A Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option and 2,000,000 outstanding Class B Ordinary Shares. Of that amount, 1,650,000 Class A Ordinary Shares will be publicly held by investors participating in this IPO, and 14,000,000 Class A Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Class A Ordinary Shares sold in this IPO will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Class A Ordinary Shares issued and outstanding prior to this IPO are restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted securities, are entitled to sell such Ordinary Shares without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a seller may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

●	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the number of Class A Ordinary Shares then outstanding, which will equal approximately 156,500 Class A Ordinary Shares immediately after the closing of this IPO based on the number of Class A Ordinary Shares outstanding as of December 30, 2025, assuming an IPO price of $4.00 per share, which is the low end of the anticipated price range stated on the cover page of this prospectus; or

●	the average weekly trading volume of our Class A Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements as described below and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

We have agreed not to, for a period of six (6) months from the date of the underwriting agreement (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

In addition, each of our directors, officers and five percent or more shareholders has agreed to enter into customary lock-up agreements in favor of Craft Capital that for a period of six (6) months from the date of the underwriting agreement, they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company, subject to customary exceptions.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

MATERIAL INCOME TAX CONSIDERATIONS

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Class A Ordinary Shares under the laws of their country of citizenship, residence, or domicile.

The following is a discussion on Cayman Islands, BVI and Hong Kong income tax consequences of an investment in the Class A Ordinary Shares. The discussions are the opinions of Ogier, our counsel as to the laws of the Cayman Islands and BVI, and of K M Lai & Li, our counsel as to the laws of Hong Kong, respectively, which are subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under the Cayman Islands, BVI and Hong Kong laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands and/or related to real estate in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

BVI Taxation

We are not liable to pay any form of taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

Hong Kong Profits Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Class A Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of our Class A Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Class A Ordinary Shares or with respect to the receipt of dividends on their Class A Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares by a U.S. Holders, as defined below, that acquires our Class A Ordinary Shares in this IPO and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including but not limited to investor subject to special tax rules including financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Class A Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of our Class A Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other entities that are treated as partnerships for U.S. federal income tax purposes or investors in such pass-through entities, all of whom may be subject to tax rules that differ significantly from those summarized below.

General

This discussion does not address any tax laws other than the U.S. federal income tax laws, including any state or local or non-U.S. tax considerations or any U.S. federal estate, gift, or alternative minimum tax consequences.

For purpose of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States, or any state thereof or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or entity treated as partnership for U.S. federal income tax purposes is a beneficial owner of our Class A Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership relating to an investment in such Class A Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Partnerships and partners of a partnership holding our Class Ordinary Shares should consult their own tax advisors regarding the U.S. federal income tax consequences applicable to the purchase, ownership, and disposition of our Class A Ordinary Shares.

The discussion set forth below is address only to U.S. Holders that purchase our Class A Ordinary Shares in this IPO. Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Class A Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets (including goodwill), we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Class A Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, we must generally continue to be treated as a PFIC by that U.S. Holder for all succeeding years during which the U.S. Holder holds such Class A Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Class A Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even if such U.S. Holder does not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, would not be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Class A Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Class A Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Class A Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Class A Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Class A Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as an ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as a capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Class A Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Class A Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Class A Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A Ordinary Shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Class A Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Class A Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Class A Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Class A Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation and, therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in BVI will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Class A Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Class A Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized (in U.S. dollars) (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis (in U.S. dollars) in the Class A Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Class A Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of our Class A Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Net Investment Income Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this net investment income tax to your income and gains in respect to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class A Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our Class A Ordinary Shares, as determined over a 12-month period ending on the date of the acquisition, may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding unless the U.S. Holder establishes a basis for exemption. Backup withholding will not apply, however (i) to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required reporting or who is otherwise exempt from backup withholding, or (ii) is described in certain other categories of persons. However, U.S. Holders who are corporations generally are excluded from these information reporting and backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

UNDERWRITING

In connection with this IPO, we intend to enter into an underwriting agreement with the representatives in this IPO. The representatives may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this IPO. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite its name below, at the IPO price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriters	Number of Class A Ordinary Shares
Craft Capital Management LLC
Revere Securities LLC
Total

The underwriters will be committed to purchase all the Class A Ordinary Shares offered by this prospectus if they purchase any Class A Ordinary Shares. The underwriters will not be obligated to purchase the Class A Ordinary Shares covered by the underwriter’s over-allotment option to purchase Class A Ordinary Shares as described below. The underwriters will offer the Class A Ordinary Shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters will reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part. Any Class A Ordinary Shares sold by the underwriters to securities dealers will be sold at the IPO price less a selling concession not in excess of $ per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $ per share to other brokers and dealers.

Over-Allotment Option

We intend to grant to the underwriters a 45-day option to purchase up to an aggregate of additional Class A Ordinary Shares (equal to 15% of the number of Class A Ordinary Shares sold in the IPO) at the IPO price per Class A Ordinary Share less underwriting discounts. The underwriters may exercise this option for 45 days from the closing of this IPO solely to cover sales of Class A Ordinary Shares by the underwriters in excess of the total number of Class A Ordinary Shares set forth in the table above. If any of the additional Class A Ordinary Shares are purchased, the underwriters will offer the additional Class A Ordinary Shares at the IPO price of each Class A Ordinary Share.

Underwriting Discount

Class A Ordinary Shares sold by the underwriters to the public will initially be offered at the IPO price set forth on the cover of this prospectus. The underwriters may offer the Class A Ordinary Shares through one or more of their affiliates or selling agents. If all the Class A Ordinary Shares are not sold at the IPO price, Craft Capital may change the IPO price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the Class A Ordinary Shares at the prices and upon the terms stated therein.

The underwriting discount is equal to the IPO price per Class A Ordinary Share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We intend to agree to sell the Class A Ordinary Shares hereunder to the underwriters at the IPO price set forth on the cover page of this prospectus less a 7.00% underwriting discount.

The following table shows the per Class A Ordinary Share and total underwriting discounts to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional Class A Ordinary Shares.

Total
	Per Class A Ordinary Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
IPO price	$	$	$
Underwriting discount (7.00%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Does not amounts representing reimbursement of certain out-of-pocket expenses, as described below.

We intend to agree to pay the representative a non-accountable expense allowance equal to one percent (1.00%) of the gross proceeds raised in this IPO.

We also intend to agree to (i) pay the representatives’ out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals, all subject to a maximum amount of $220,000, and (ii) pay the representatives an advisory fee equal to $30,000. As of the date of this prospectus, the Company has paid $110,000 to the underwriters as an advance against out-of-pocket accountable expenses. Any portion of such advance or the advisory fee shall be returned to us to the extent not actually incurred in accordance with the Financial Industry Regulatory Authority, Inc. (FINRA) Corporate Finance Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this IPO, other than the underwriting discounts and the non-accountable expense allowance referred to above, will be approximately $1,114,503, including maximum aggregate total of reimbursements and advisory fees of $250,000 to the representatives.

Right of First Refusal

We intend to grant Revere a right of first refusal, for a period of twelve (12) months from the closing of this IPO, to provide investment banking services to the Company on an exclusive basis and on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents (the “Right of First Refusal”), which will be exercisable in the representative’s sole discretion. For purposes of this Right of First Refusal, investment banking services will include, without limitation, (a) acting as lead manager for any underwritten public offering; and (b) acting as placement agent or initial purchaser in connection with any private offering of securities of the Company.

Tail

We also intend to agree that if the Company completes an offering with an investor introduced to the Company by the representatives, and not known to the Company before such introduction, regarding an offering prior to the termination or expiration of the engagement letter between us and the representatives, during the twelve (12) month period following the termination of such engagement letter prior to this IPO (a “Tail Financing”), the representatives shall be entitled to fees equal to 1.00% of the gross proceeds raised in such Tail Financing and up to $250,000 in accountable expenses.

Lock-up Agreements

The Company, on behalf of itself and any successor entity, will agree in the underwriting agreement that, without the prior written consent of Craft Capital, it will not, for a period of six (6) months from the date of the underwriting agreement (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, or (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

In addition, each of our directors, officers and five percent or more shareholders intend to agree to enter into customary lock-up agreements in favor of Craft Capital that for a period of six (6) months from the date of the underwriting agreement, they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company, subject to customary exceptions.

Indemnification

We intend to agree to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Stock Exchange

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “MKTR.” However, there can be no assurance that we will be successful in listing our Class A Ordinary Shares on the Nasdaq Capital Market. If such listing application is not approved by Nasdaq, we will not consummate this IPO and will terminate the IPO.

Price Stabilization, Short Positions

In connection with this IPO, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our securities during and after this IPO, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our securities while this IPO is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our Class A Ordinary Shares, which involve the sale by the underwriters of a greater number of Class A Ordinary Shares than they are required to purchase in this IPO and purchasing Class A Ordinary Shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing our securities in the open market. In making this determination, the underwriters will consider, among other things, the price of our securities available for purchase in the open market as compared to the price at which they may purchase our securities through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market that could adversely affect investors who purchased in this IPO.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Craft Capital has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result of these activities, the price of our securities may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

The principal factors to be considered in determining the IPO price include:

●	the information set forth in this prospectus and otherwise available to Craft Capital Management LLC;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our company;

●	the general condition of the securities market at the time of this IPO;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The assumed IPO price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A Ordinary Shares or that the Class A Ordinary Shares will trade in the public market at or above the IPO price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this IPO, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of our securities for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Offer Restrictions outside of the United States of America

Notice to Prospective Investors in Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the Ordinary Shares or our Ordinary Shares. This prospectus does not constitute a public offer of the Ordinary Shares or Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Neither Ordinary Shares nor Ordinary Shares have been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Ordinary Shares in Taiwan.

Canada

Our securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this IPO.

Dubai International Financial Center

This prospectus relates to an Exempt Offer in accordance with the Market Rules Module (“DIFC MKT”) of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the DIFC MKT. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A Ordinary Shares to which this prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A Ordinary Shares offered should conduct their own due diligence on the Class A Ordinary Shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, an offer to the public of our securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Regulation, if they have been implemented in that Relevant Member State:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

Our securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our securities.

Accordingly, the securities have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A Ordinary Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A Ordinary Shares. The securities may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the securities constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the securities. The securities may only be transferred en bloc without subdivision to a single investor.

New Zealand

The Class A Ordinary Shares offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

(a)	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(b)	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(c)	to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

(d)	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired our securities under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, (b) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (c) where no consideration is or will be given for the transfer; (d) where such transfer is by operation of law; or (e) as specified in Section 276(7) of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

United Arab Emirates (excluding the Dubai International Financial Center)

The Class A Ordinary Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Center and the Abu Dhabi Global Market) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Center and the Abu Dhabi Global Market) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Center and the Abu Dhabi Global Market) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that are expected to be incurred in connection with the sale of Class A Ordinary Shares in this IPO. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee, and the filing fee payable to FINRA, all amounts are estimates.

SEC registration fee	$1,453
The Nasdaq Capital Market listing fee	$50,000
FINRA filing fee	$650
Printing and engraving expenses	$331,400
Legal fees and expenses	$435,000
Accounting fees and expenses	$15,000
Transfer agent and registrar fee and expenses	$1,000
Miscellaneous expenses	$30,000
Total	$864,503

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of shares sold in this IPO.

LEGAL MATTERS

The validity of our Class A Ordinary Shares and certain other matters of Cayman Islands law will be passed upon for us by Ogier. We are being represented by K&L Gates LLP with respect to certain legal matters of U.S. federal securities. We rely upon K M Lai & Li with respect to matters governed by Hong Kong law. We also rely upon China Commercial Law Firm with respect to matters governed by PRC law. The underwriters are being represented by Sullivan & Worcester LLP, New York, New York, in connection with this IPO.

EXPERTS

The audited consolidated financial statements as of and for the years ended March 31, 2024 and 2025, included in this prospectus have been so included in reliance on the report of OneStop Assurance PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of OneStop Assurance PAC is 10 Anson Road, #06-15 International Plaza, Singapore 079903.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this IPO under the federal securities laws of the United States or of any state in the United States.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has informed us that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgements such as declaratory orders, orders for performance of contracts and injunctions.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

Name	Position	Nationality	Residence
Ricky Ling Fung Sung	Chairman of the Board, Executive Director and Chief Executive Officer	Canadian	Hong Kong
Lai Man Lai	Chief Financial Officer	Chinese	Hong Kong
Yorick Yeung	Chief Operations Officer	Canadian	Hong Kong
Kin Fung Tsui	Independent Director	Chinese	Hong Kong
Leong Hei Lai	Independent Director	Chinese	Hong Kong
Ka Wing Tong	Independent Director	Chinese	Hong Kong

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this IPO, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The registration statements, reports and other information so filed can be obtained electronically by means of the SEC’s website at http://www.sec.gov. Such statements, reports and information will also be available on our website at https://monkeytreeinvestment.com/en-us. The information on those websites is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

MONKEY TREE INVESTMENT LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

MARCH 31, 2024 AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of Monkey Tree Investment Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Monkey Tree Investment Limited and its subsidiaries (collectively referred to as the “Group”) as of March 31, 2024 and 2025, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows, for each of the two years in the period ended March 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Group as of March 31, 2024 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ OneStop Assurance PAC

We have served as the Group’s auditor since 2025.

Singapore

July 7, 2025

MONKEY TREE INVESTMENT LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND 2025

(US$, except share data, or otherwise noted)

	As of March 31,
	2024	2025
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$776,330	$698,225
Deposits	673,755	651,265
Amounts due from a related party	14,016,148	1,994,968
Total current assets	$15,466,233	$3,344,458

NON-CURRENT ASSETS
Property and equipment, net	$331,069	$230,022
Right-of-use assets – operating leases	1,270,351	922,192
Deferred tax assets	44,244	52,189
Total non-current assets	$1,645,664	$1,204,403
TOTAL ASSETS	$17,111,897	$4,548,861

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payables – related parties	$5,254,401	$-
Other payables and accrued liabilities	30,580	30,201
Contract liabilities	308,390	418,668
Amount due to a director	298,113	-
Bank borrowings	2,142,899	1,759,784
Operating lease liabilities – current	862,810	605,980
Finance lease liabilities – current	23,805	25,470
Taxes payables	69,997	159,053
Total current liabilities	$8,990,995	$2,999,156

NON-CURRENT LIABILITIES
Provision for reinstatement costs	$153,846	$153,846
Operating lease liabilities – non-current	401,888	296,698
Finance lease liabilities – non-current	91,369	65,900
Deferred tax liabilities	2,124	-
Total non-current liabilities	$649,227	$516,444
TOTAL LIABILITIES	$9,640,222	$3,515,600

Commitments and contingencies	-	-

EQUITY

Class A ordinary shares, $0.001 par value, 48,000,000 shares authorized, 14,000,000 shares issued and outstanding as of March 31, 2024 and 2025*	14,000	14,000
Class B ordinary shares, $0.001 par value, 2,000,000 shares authorized, 2,000,000 shares issued and outstanding as of March 31, 2024 and 2025*	2,000	2,000
Subscription receivable	(16,000)	(16,000)
Additional paid-in capital	19,359	19,359
Retained earnings	7,452,316	1,013,902
Total shareholders’ equity	$7,471,675	$1,033,261

TOTAL LIABILITIES AND EQUITY	$17,111,897	$4,548,861

*	The share numbers are presented as if the restructuring had occurred at the beginning of all periods shown.

See accompanying notes to the consolidated financial statements.

MONKEY TREE INVESTMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

(US$, except share data, or otherwise noted)

	For the years ended March 31,
	2024	2025

Revenue	$8,693,611	$8,997,590

Cost of revenue:
Cost of revenue – related parties	5,512,095	5,161,009
Cost of revenue	2,060,178	2,023,244
Total cost of revenue	$7,572,273	$7,184,253

Gross profit	$1,121,338	$1,813,337

Administrative expenses
Administrative expenses	108,493	59,179
Total administrative expenses	$108,493	$59,179

Income from operations	$1,012,845	$1,754,158

Other expenses, net:
Interest income	3,110	1,695
Interest expenses	(88,282)	(75,608)
Other income, net	53,218	29,207
Total other expenses, net	$(31,954)	$(44,706)

Income before income taxes	$980,891	$1,709,452
Income tax expenses	(123,428)	(265,172)
Net income	$857,463	$1,444,280

Comprehensive income	$857,463	$1,444,280

Earnings per share - Basic and diluted	0.05	0.09

Weighted Average Basic and Diluted Number of Class A and Class B Ordinary Shares Outstanding*	16,000,000	16,000,000

*	The share numbers are presented as if the restructuring had occurred at the beginning of all periods shown.

See accompanying notes to the consolidated financial statements.

MONKEY TREE INVESTMENT LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

(US$, except share data, or otherwise noted)

	Ordinary Shares*					Additional
	Class A Shares	Class B Shares	Class A Amount	Class B Amount	Subscription Receivable	paid-in capital	Retained Earnings	Total

Balance as of March 31, 2023	14,000,000	2,000,000	$14,000	$2,000	$(16,000)	$16,795	$6,594,853	$6,611,648
Issuance of ordinary shares	-	-	-	-	-	$2,564	-	$2,564
Net income for the year	-	-	-	-	-	-	$857,463	$857,463
Balance as of March 31, 2024	14,000,000	2,000,000	$14,000	$2,000	$(16,000)	$19,359	$7,452,316	$7,471,675
Net income for the year	-	-	-	-	-	-	$1,444,280	$1,444,280
Dividend declared	-	-	-	-	-	-	$(7,882,694)	$(7,882,694)
Balance as of March 31, 2025	14,000,000	2,000,000	$14,000	$2,000	$(16,000)	$19,359	$1,013,902	$1,033,261

*	The share numbers are presented as if the restructuring had occurred at the beginning of all periods shown.

See accompanying notes to the consolidated financial statements.

MONKEY TREE INVESTMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

(US$, except share data, or otherwise noted)

	For the years ended March 31,
	2024	2025
Cash flows from operating activities:
Net income	$857,463	$1,444,280
Non-cash adjustments:
Depreciation of property and equipment	68,344	105,039
Amortization of right-of-use assets – operating leases	1,051,136	996,229
Loss on disposal of property and equipment	99	-
Changes in operating assets and liabilities:
Amount due from a related party	(5,412,093)	(1,115,915)
(Increase) Decrease in Deposits	(48,336)	22,490
Accounts payables - related parties	4,958,823	-
Other payables and accrued liabilities	2,813	(379)
Contract liabilities	27,131	110,278
Amount due to a director	(66,365)	(298,113)
Tax payables	(18,423)	78,987
Operating lease liabilities	(1,044,964)	(1,010,090)
Net cash provided by operating activities	$375,628	$332,806

Cash flows used in investing activity:
Purchases of property and equipment	(97,842)	(3,992)
Net cash used in investing activity	$(97,842)	$(3,992)

Cash flows used in financing activities:
Repayment of borrowing	(338,222)	(383,115)
Prepayment for finance lease liabilities	(14,946)	(23,804)
Proceeds on issuance of ordinary shares	2,564	-
Net cash used in financing activities	$(350,604)	$(406,919)

Net decrease in cash and cash equivalents	$(72,818)	$(78,105)
Cash and cash equivalents at beginning of year	849,148	776,330
Cash and cash equivalents at end of year	$776,330	$698,225

Supplemental disclosure of cash flow information
Interest received	3,110	1,695
Income taxes paid	(141,851)	(186,185)

Non-cash operating, investing and financing activities
Accounts payables offset against due from related parties	-	5,254,401
Dividends declared and offset against amount due from a related party	-	7,882,694
Right-of-use assets obtained in exchange for new operating lease obligations	910,704	648,070

See accompanying notes to the consolidated financial statements.

MONKEY TREE INVESTMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization and principal activities

Monkey Tree Investment Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 14, 2025, which is a holding company with operations conducted by the operating subsidiaries in Hong Kong.

The Company and its subsidiaries (collectively refer to as the “Group”) engage in the provision of children’s language learning courses.

The followings are the consolidated entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Parent company
Monkey Tree Investment Limited	April 2025	Cayman Islands	100%	Investment holding

Wholly-owned subsidiaries
Fisgard Holdings Ltd.	May 2025	British Virgin Islands	100%	Investment holding
Hong Kong English Educational Services Limited	February 2012	Hong Kong	100%	Children’s language learning courses
South Horizon Education Limited	June 2012	Hong Kong	100%	Children’s language learning courses
Universal English Education Limited	October 2012	Hong Kong	100%	Children’s language learning courses
Eleven Education Limited	October 2012	Hong Kong	100%	Children’s language learning courses
Universal Education Limited	September 2013	Hong Kong	100%	Children’s language learning courses
Happy Monkey Learning Center Limited	January 2014	Hong Kong	100%	Children’s language learning courses
Bellagio Education Limited	April 2014	Hong Kong	100%	Children’s language learning courses
HFC Education Limited	September 2015	Hong Kong	100%	Children’s language learning courses
Shatin Educational Limited	December 2015	Hong Kong	100%	Children’s language learning courses
Laguna City Education Limited	May 2016	Hong Kong	100%	Children’s language learning courses
Belvedere Garden Education Limited	June 2016	Hong Kong	100%	Children’s language learning courses
Sai Wan Education Limited	August 2016	Hong Kong	100%	Children’s language learning courses
MOS Education Limited	March 2020	Hong Kong	100%	Children’s language learning courses
MHP Education Limited	May 2022	Hong Kong	100%	Children’s language learning courses
Telford Education Limited	July 2022	Hong Kong	100%	Children’s language learning courses
Polam Education Limited	Mar 2023	Hong Kong	100%	Children’s language learning courses
Lagoon Education Limited	May 2023	Hong Kong	100%	Children’s language learning courses

On April 14, 2025, Monkey Tree Investment Limited, was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, with an authorized share capital of US$50,000 divided into 48,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, par value US$0.001 each, with 14,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares then held by our Controlling Shareholder after the initial one subscriber share in Class A Ordinary Shares held by Ogier Global Subscriber (Cayman) Limited was transferred to our Controlling Shareholder and an aggregate of 15,999,999 ordinary shares comprising of 13,999,999 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares were issued and allotted to our Controlling Shareholder on May 12, 2025.

Pursuant to the Group’s reorganization (“Reorganization”) that took place on May 28, 2025, Fisgard acquired all the issued shares of the Hong Kong subsidiaries from Monkey Tree English Learning Center Ltd. at the aggregate consideration of approximately $19,359 (equivalent to approximately HK$151,000) from Monkey Tree English Learning Center Ltd. Following the Reorganization, the HK Subsidiaries became our wholly owned subsidiaries through Fisgard.

On July 4, 2025, Ricky Ling Fung Sung (“Mr Sung”), the controlling shareholder of the Company, transferred an aggregate of 2,794,400 to four individuals, each of whom is an independent third party of the Company. As a result of which, Mr. Sung currently beneficially owns an aggregate of 13,205,600 Ordinary Shares, including 11,205,600 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, which represents approximately 82.54% the total issued and outstanding Ordinary Shares, representing approximately 97.55% of the total voting power.

The combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended March 31, 2024 and 2025, the results of these subsidiaries are included in the financial statements for both periods.

The discussion and presentation of financial statements herein assumes the completion of the Reorganization, which is accounted for retroactively as if it occurred on April 1, 2023, and the equity has been retroactively adjusted to reflect the change as well.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Use of Estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgments are also required in applying the accounting requirements for measuring expected credit loss, such as considering debtors’ credit risk characteristics, historical settlement record, the days past due and forward-looking information.

Risks and uncertainties

Concentration risk

During each of the years ended March 31, 2024 and 2025, there was no revenue from any customer who individually contributing over 10% of the total revenue of the Group.

The risk is mitigated by the Group’s assessment of the level of concentration on its major supplier and its ongoing monitoring of outstanding balances.

Concentration of major supplier:

	For the years ended March 31,
	2024		2025
Major supplier representing more than 10% of the Group’s cost of revenue
Monkey Tree English Learning Center Ltd. (note)	$5,357,407	70.8%	$5,020,523	69.9%

	As of March 31,
	2024		2025
Major supplier of the Group’s accounts payables, net
Monkey Tree English Learning Center Ltd. (note)	$5,094,007	96.9%	$-	-

Note: Monkey Tree English Learning Center Ltd. is a related party of the Group, in which its sole director and sole shareholder is the controlling shareholder of the Group, Mr. Ricky Ling Fung Sung.

Credit Risk

On April 1, 2023, the Group adopted ASC 326. The Group estimates expected credit losses over the contractual period in which the Group is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Group. Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents and certain deposits that are refundable. The Group has designed their credit policies with an objective to minimize their exposure to credit risk.

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks) and certain deposits that are refundable. The Group considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of March 31, 2024 and 2025, the cash balances of $776,330 and $698,225, respectively, were substantially maintained at financial institutions in Hong Kong, and the cash balances of $129,386 and $99,574, respectively, were not covered by the deposit protection scheme administered by the Hong Kong Deposit Protection Board in accordance with the Deposit Protection Scheme Ordinance (Chapter 581, Laws of Hong Kong).

The Group believes that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 45 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Foreign Exchange Risk

The reporting currency of the Group is United State Dollar (“USD”). To date most of the revenues and expenses are denominated in Hong Kong Dollar (“HKD”) and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations as the exchange rate of HKD is pegged with USD and the Group has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Foreign Currency Translation

The Group uses the USD as its reporting currency. The Group’s operations are principally conducted in Hong Kong where HKD is the functional currencies.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operation and comprehensive income.

The exchanges rates used for translation from HKD to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both years ended March 31, 2024 and 2025.

	For the years ended March 31,
	2024	2025
Year-end HKD: US$ exchange rate	7.8000	7.8000
Year average HKD: US$ exchange rate	7.8000	7.8000

Fair Value of Financial Instruments

The Group applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Group uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Group’s financial instruments primarily consist of cash and cash equivalents, deposits, amount due from a related party, accounts payables – related parties, other payables and accrued liabilities, amount due to a director and bank borrowings.

The carrying value of cash and cash equivalents, deposits, amount due from a related party, accounts payables – related parties, other payables and accrued liabilities, amount due to a director and bank borrowings approximate fair value because of the short-term nature of these items.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Group maintains the bank accounts principally in Hong Kong.

Cash balances in bank accounts in Hong Kong are protected under deposit protection scheme administered by the Hong Kong Deposit Protection Board in accordance with the Deposit Protection Scheme Ordinance (Chapter 581, Laws of Hong Kong). The maximum protection is up to HKD500,000 per depositor per Scheme member, including both principal and interest.

Related Party

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A party is considered to be related to the Group if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Group. Related parties also include principal owners of the Group, its management, members of their immediate families and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment charge, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives with an estimated residual value of the assets, using the straight-line method. Estimated useful lives are as follows:

Leasehold improvement	5 years or over the lease term
Furniture and fittings	5 years
Office equipment	5 years
Motor vehicle	3 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property and equipment”.

In evaluating long-lived assets for recoverability, the Group uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

For the years ended March 31, 2024 and 2025, there is no impairment charge recognized for long-lived assets.

Lease

On April 1, 2023, the Group adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 resulted in the presentation of right-of-use assets – operating lease, operating lease liabilities and finance lease liabilities on the consolidated balance sheets. Right-of-use assets – finance lease of motor vehicle is presented within property and equipment in the consolidated balance sheets, consistent with its nature and use.

The Group has elected the package of practical expedients permitted which allows the Group not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Group also elected the short-term lease exemption for certain classes of underlying assets including office space and machinery, with a lease term of 12 months or less.

The Group determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease.

A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement:

(a) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c) The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

(d) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are included in finance lease liabilities, current, and finance lease liabilities, non-current in the Group’s consolidated balance sheets. Right-of-use (“ROU”) assets – finance lease of motor vehicle is presented within property and equipment in the consolidated balance sheets, consistent with its nature and use.

ROU assets – finance lease represent the Group’s right to use an underlying asset for the lease term and finance lease liabilities represent its obligation to make lease payments arising from the lease. The ROU assets – finance lease and finance lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

At the commencement date, the cost of the ROU assets – finance lease shall consist of all of the following:

(a) The amount of the initial measurement of the lease liability

(b) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received

(c) Any initial direct costs incurred by the lessee.

The Group uses the implicit rate based on the terms of the leases in determining the present value of lease payments. The ROU assets – finance lease also includes any lease payments made and excludes lease incentives. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets – finance lease and finance lease liabilities when it is reasonably certain that the Group will exercise that option.

For operating leases with a term of one year or less, the Group has elected not to recognize an operating lease liability or ROU asset – operating lease on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

Revenue Recognition

The Group considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or as) the Entity Satisfies a Performance Obligation.

The Group has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations.

The Group’s revenues are primarily derived from the provision of educational tutorial services, sales of books and learning materials, and public examination arrangement services.

Educational Tutorial Services

Nature of Income	Tutorial course fee income represents fees received for courses delivered at the Group’s self-operated centers, net of applicable discounts and cash vouchers.

Performance Obligation

The Group identifies a single performance obligation for the provision of tutorial services for a specified course duration, as the services are delivered as a continuous and integrated instructional experience with no separately identifiable components.

Revenue Recognition

Course fees are typically billed and collected in advance, usually on a monthly basis, before the commencement of courses. Revenue is recognized over time as services are rendered, as the customer simultaneously receives and consumes the benefits provided by the Group throughout the course period.

Sales of Books and Learning Materials

Nature of Income	Revenue from the sales of books and learning materials is recognized when control of the products has transferred to the customer.

Performance Obligation	The sale of books and learning materials represents a distinct performance obligation.

Revenue Recognition

Control is generally transferred, and revenue is recognized, at a point in time when the products are delivered to the customer, the customer has accepted the products, the collection of the related consideration is probable, and there is no unfulfilled obligation that could affect the customer’s acceptance.

Public Examination Arrangement Services

Nature of Income	Revenue from arranging public examinations is recognized at a point in time.

Performance Obligation	The Group identifies the arrangement of the public examination registration as a distinct performance obligation.

Revenue Recognition

Examination fee income is recognized when the registration service is completed, and the student is successfully enrolled for the examination, as this is when the Group’s performance obligation is satisfied.

Contract Liabilities

Contract liabilities represent prepayments from customers for services or products not yet delivered. These amounts are classified as contract liabilities on the consolidated balance sheets, as they represent the Group’s obligation to transfer services or products in the future. These liabilities are generally classified as short-term, as the Group expects to satisfy these obligations within its normal operating cycle, which is typically less than one year.

During the years ended March 31, 2024 and 2025, the Group recognized revenue of $281,259 and $308,390, respectively, which was initially recorded as contract liabilities on the consolidated balance sheets at the beginning of each period. As of March 31, 2024 and 2025, contract liabilities amounted to $308,390 and $418,668, respectively. Subsequently, the Group recognized revenue of $418,668 which was initially recorded as contract liabilities as of March 31, 2025.

Cost of revenue

Cost of revenue includes salaries related costs, operating lease rental and management fees, royalty fees, purchase costs of proprietary products and educational materials and other cost of services.

Royalty Fees

The Group enters into franchise agreements with Monkey Tree English Learning Center Ltd., a related party of the Group, to operate its educational centers in Hong Kong. Under the franchise agreements, the Group pays royalty fees based on a percentage of gross sales or a minimum monthly fee, whichever is higher. In accordance with ASC 606-10-55-65, which addresses sales-based royalties, the Group recognizes the royalty fees as incurred in the period in which the related sales occur. These royalty fees are presented as part of cost of revenue in the consolidated financial statements.

Purchase Costs of Educational Products and Materials

Under the franchise agreements, the Group is required to purchase proprietary teaching materials and educational products from Monkey Tree English Learning Center Ltd. These materials are consumed upon delivery and use in the provision of educational services. The costs of such products and materials are recognized immediately as part of cost of revenue in the period in which they are received and utilized, in accordance with ASC 705 – Cost of Sales.

Income Taxes

The Group accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Group also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Group may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of March 31, 2024 and 2025, the Group did not have a liability for unrecognized tax benefits. It is the Group’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Group’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Earnings per share

The Group calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of March 31, 2024 and 2025, there were no dilution impact.

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Group’s business segments.

As of March 31, 2025, the Group operated in Hong Kong through its subsidiaries, which primarily engaged in the provision of educational tutorial services in Hong Kong. The Group’s chief operating decision maker is the director, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Group has determined that it has one reporting segment for purposes of allocating resources and evaluating financial performance.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Group as of the specified effective date. Unless otherwise discussed, the Group believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Group has evaluated the impact of ASU 2023-07 and added extended disclosure to its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Group is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-01, Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”). The amendments in this update provide illustrative guidance to help reporting entities determine whether profits interest and similar awards should be accounted for under Topic 718. The amendments include a new example and clarify when such awards are within the scope of share-based payment guidance versus other applicable guidance such as Topic 710. ASU 2024-01 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of the adoption of ASU 2024-01 on its consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of the adoption of ASU 2024-02 on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

NOTE 3 – DEPOSITS

	As of March 31,
	2024	2025
Rental deposits	$654,697	$632,209
Utility deposits	13,308	13,308
Other deposits	5,750	5,748
Total deposits	$673,755	$651,265

NOTE 4 – PROPERTY AND EQUIPMENT, NET

As of March 31, 2024 and 2025, property and equipment, net consisted of the following:

	As of March 31,
	2024	2025
Leasehold improvement	$623,363	$623,363
Furniture and fittings	65,390	65,872
Office equipment	143,368	146,878
Motor vehicles	130,120	130,120
Total property plant and equipment, at cost	962,241	966,233
Less: accumulated depreciation	(631,172)	(736,211)
Total property and equipment, net	$331,069	$230,022

Depreciation expenses, which were classified as cost of revenue, for the years ended March 31, 2024 and 2025 were $68,344 and $105,039, respectively.

NOTE 5 – LEASES

Operating leases

The Group has various operating leases for language learning centers with lease terms up to three years. On April 1, 2023, the Group adopted Leases (Topic 842), using the modified-retrospective approach, and as a result recognized right-of-use assets of $1,410,783 at the date of adoption, and an operating lease liability of $1,414,343. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842 because payments made under operating leases are also recognized as an expense on a straight-line basis over the lease term prior to the adoption of ASC 842. The lease agreements do not specify an explicit interest rate. The Group’s management believes that the Hong Kong Prime Rate was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Group as quoted by the Hong Kong Prime Rate minus 2.5%.

As of March 31, 2024 and 2025, right-of-use assets consist of the following:

	As of March 31,
	2024	2025
Right-of-use assets, costs	$2,792,997	$2,572,652
Accumulated amortization	(1,522,646)	(1,650,460)
Right-of-use assets, net	$1,270,351	$922,192

As of March 31, 2024 and 2025, operating lease liabilities consist of the following:

	As of March 31,
	2024	2025
Operating lease liabilities – current portion	$862,810	$605,980
Operating lease liabilities – non-current portion	401,888	296,698
Total operating lease liabilities	$1,264,698	$902,678

Leases with an initial term of 12 months or less are short-term leases and not recognized as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

During the years ended March 31, 2024 and 2025, the Group incurred total operating lease expenses of $78,882 and $78,923, respectively, for the rental arrangement with lease terms less than 12 months.

Other lease information is as follows:

	As of March 31,
	2024	2025
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows used in operating leases	$1,044,964	$1,010,090
Right-of-use assets obtained in exchange for new operating lease liabilities	$910,704	$648,070
Weighted-average remaining lease term - operating leases	1.55 years	1.70 years
Weighted-average discount rate - operating leases	3.50%	3.45%

The following is a schedule of future minimum lease payments under operating leases as of March 31, 2024 and 2025:

	As of March 31,
	2024	2025
2025	$892,500	$-
2026	369,151	626,349
2027	39,974	217,561
2028	-	86,585
Total lease payments	$1,301,625	$930,495
Less: imputed interest	(36,927)	(27,817)
Total operating lease liabilities, net of interest	$1,264,698	$902,678

Finance leases

The Group acquired a motor vehicle under a finance lease arrangement for a total of $130,120 during the year ended March 31, 2024.

	As of March 31,
	2024	2025
Finance lease liabilities – current	$23,805	$25,470
Finance lease liabilities – non-current	91,369	65,900
Total finance lease liabilities	$115,174	$91,370

The following is a schedule of future minimum payments under finance leases as of March 31, 2024 and 2025:

	As of March 31,
	2024	2025
2025	$30,254	$-
2026	30,254	30,254
2027	30,254	30,254
2028	30,254	30,254
2029	10,084	10,084
Total lease payments	$131,100	$100,846
Less: imputed interest	(15,926)	(9,476)
Total finance lease liabilities, net of interest	$115,174	$91,370

NOTE 6 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of March 31,
	2024	2025
Accrued audit fees	$30,071	$30,071
Other payables	509	130
Total other payables and accrued liabilities	$30,580	$30,201

NOTE 7 – BANK BORROWINGS

During the year ended March 31, 2024 and 2025, the Group entered into certain financial facilities with its principal banks and drew down loans with outstanding principal amount of approximately $2,142,899 and $1,759,784, respectively. The bank borrowings bear interest rates at Hong Kong Prime Rate minus 2.5% per annum.

The hire purchase and bank borrowings consisted of the following at:

				As of March 31,
Bank Borrowings	Issuance Date	Maturity Date	Interest Rate	2024	2025
Term loan 1	10/11/2020	9/11/2028	Hong Kong Prime Rate minus 2.5%	$14,789	$11,812
Term loan 2	18/8/2021	17/8/2029	Hong Kong Prime Rate minus 2.5%	15,293	12,577
Term loan 3	23/2/2021	22/2/2029	Hong Kong Prime Rate minus 2.5%	16,124	13,166
Term loan 4	22/10/2020	21/10/2028	Hong Kong Prime Rate minus 2.5%	69,695	55,384
Term loan 5	16/12/2020	15/12/2028	Hong Kong Prime Rate minus 2.5%	72,063	57,833
Term loan 6	29/7/2021	28/7/2029	Hong Kong Prime Rate minus 2.5%	76,129	61,984
Term loan 7	1/2/2023	1/2/2033	Hong Kong Prime Rate minus 2.5%	137,737	124,278
Term loan 8	6/10/2020	5/10/2028	Hong Kong Prime Rate minus 2.5%	170,302	135,357
Term loan 9	2/12/2020	1/12/2028	Hong Kong Prime Rate minus 2.5%	176,079	141,327
Term loan 10	3/8/2021	2/8/2029	Hong Kong Prime Rate minus 2.5%	186,019	154,192
Term loan 11	18/12/2020	17/12/2028	Hong Kong Prime Rate minus 2.5%	120,496	96,698
Term loan 12	29/7/2021	28/7/2029	Hong Kong Prime Rate minus 2.5%	63,644	51,820
Term loan 13	2/11/2020	1/11/2028	Hong Kong Prime Rate minus 2.5%	39,192	31,452
Term loan 14	17/12/2020	16/12/2028	Hong Kong Prime Rate minus 2.5%	38,542	30,788
Term loan 15	30/7/2021	29/7/2029	Hong Kong Prime Rate minus 2.5%	41,399	33,710
Term loan 16	5/10/2020	4/10/2028	Hong Kong Prime Rate minus 2.5%	33,881	24,449
Term loan 17	9/4/2021	8/4/2029	Hong Kong Prime Rate minus 2.5%	33,602	27,665
Term loan 18	30/7/2021	29/7/2029	Hong Kong Prime Rate minus 2.5%	30,760	27,361
Term loan 19	29/9/2020	28/9/2028	Hong Kong Prime Rate minus 2.5%	22,373	17,390
Term loan 20	10/3/2021	9/3/2029	Hong Kong Prime Rate minus 2.5%	24,265	19,732
Term loan 21	29/7/2021	29/7/2029	Hong Kong Prime Rate minus 2.5%	24,439	19,899
Term loan 22	14/11/2022	13/11/2031	Hong Kong Prime Rate minus 2.5%	164,382	147,767
Term loan 23	10/12/2020	9/12/2028	Hong Kong Prime Rate minus 2.5%	20,818	16,707
Term loan 24	19/9/2021	18/9/2029	Hong Kong Prime Rate minus 2.5%	10,997	9,114
Term loan 25	13/11/2020	12/11/2028	Hong Kong Prime Rate minus 2.5%	106,561	85,116
Term loan 26	10/8/2021	10/8/2029	Hong Kong Prime Rate minus 2.5%	57,221	47,425
Term loan 27	2/8/2021	1/8/2029	Hong Kong Prime Rate minus 2.5%	28,101	23,293
Term loan 28	10/12/2020	9/12/2028	Hong Kong Prime Rate minus 2.5%	53,201	42,695
Term loan 29	2/8/2021	1/8/2029	Hong Kong Prime Rate minus 2.5%	33,599	27,851
Term loan 30	5/2/2021	4/2/2029	Hong Kong Prime Rate minus 2.5%	32,848	26,601
Term loan 31	6/10/2020	5/10/2028	Hong Kong Prime Rate minus 2.5%	30,761	24,449
Term loan 32	2/8/2021	1/8/2029	Hong Kong Prime Rate minus 2.5%	69,030	57,220
Term loan 33	20/10/2020	19/10/2028	Hong Kong Prime Rate minus 2.5%	63,203	50,228
Term loan 34	21/12/2020	20/12/2028	Hong Kong Prime Rate minus 2.5%	65,354	52,444
Total bank borrowings				$2,142,899	$1,759,784

Current portion of bank borrowings				$2,142,899	$1,759,784
Non-current portion of bank borrowings				-	-

The Group’s bank loans are denominated in HKD.

As of March 31, 2025, the bank loans amounted to $1,759,784 with interest bearing at Hong Kong Prime Rate minus 2.5% per annum, which was equivalent to effective interest rate of 3.0% per annum. The loans are secured by personal guarantee executed by the director of the Group and a guarantee issued by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, a loan guarantee scheme launched by the Hong Kong government to help small and medium enterprises to secure bank loans, which the lending bank required. The bank loans contain a repayable on demand clause, which gives the lender a clear and unconditional right to demand repayment at any time at its sole direction. Therefore, the bank loans are classified as current liabilities in the consolidated balance sheets.

The following are the maturities of the above borrowings without considering the repayable on demand clause:

Amount
Years ending March 31,
2029	$933,628
2030	554,111
2031	-
2032	147,767
2033	124,278
Total bank borrowings	$1,759,784

During the years ended March 31, 2024 and 2025, interest expense related to these credit facilities was $88,282 and $69,160, respectively.

NOTE 8 – SEGMENT INFORMATION

The Group follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), Mr. Sung, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

As the CODM uses only consolidated operating results and financial data to allocate resources and assess performance, the Group considers itself to have a single operating segment and, therefore, only one reportable segment.

As the Group’s assets and liabilities are substantially located in Hong Kong, substantially all income is earned and substantially all expenses are incurred in Hong Kong, accordingly, no geographical segments are presented.

In addition, there has no significant long-lived assets for the years ended March 31, 2024 and 2025.

The following table provides information about the Group’s segment for the years ended March 31, 2024 and 2025:

	For the years ended March 31,
	2024	2025
Segment revenue:
Tuition services income	$8,558,667	$8,862,678
Sales of goods	113,848	110,104
Examination fee income	21,096	24,808
Total segment revenue	$8,693,611	$8,997,590

Less:
Salaries related costs – related parties	4,823,171	4,509,666
Operating lease rental and management fees	489,966	539,736
Operating lease rental and management fees – related party	43,006	-
Royalty fees – related party	435,169	448,839
Depreciation and amortization	1,119,480	1,101,268
Other cost of revenue	450,732	382,240
Other cost of revenue – related parties	210,749	202,504
Segment Income from Operations	1,121,338	1,813,337
Reconciliation:
Administrative expenses	108,493	59,179
Other expenses, net	31,954	44,706
Income before income taxes	$980,891	$1,709,452

NOTE 9 – OTHER EXPENSES, NET

	For the years ended March 31,
	2024	2025
Interest income	$3,110	$1,695
Interest expenses	(88,282)	(75,608)
Other income, net	53,218	29,207
Total other expenses, net	$(31,954)	$(44,706)

NOTE 10 – INCOME TAXES

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and a wholly-owned subsidiary is incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the years ended March 31, 2024 and 2025, Hong Kong Government allowed tax reduction of 100% of the profits tax payable, subject to a ceiling of HK$3,000 (US$385).

Significant components of the provision for income taxes are as follows:

	For the years ended March 31,
	2024	2025
Current tax	$113,355	275,241
Deferred tax	10,073	(10,069)
Income tax expenses	$123,428	$265,172

The effective tax rates on income before income taxes for the years ended March 31, 2024 and 2025 was 12.6% and 15.5%, respectively.

Reconciliation between the income tax expenses computed by applying the Hong Kong statutory tax rate to income before income taxes and actual provision were as follows:

	For the years ended March 31,
	2024	2025
Income before income tax	980,891	1,709,452

Tax expenses at Hong Kong statutory income tax rate	161,847	282,060
Tax concession	(5,668)	(3,077)
Effect on non-taxable income	(23,366)	(13,811)
Effect on non-deductible expenses	1,997	-
Additional tax reduction related to two-tiered profits tax regime	(11,382)	-
Income tax expense	$123,428	$265,172

Deferred income tax results from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The effect of temporary differences that gave rise to net deferred tax assets and deferred tax liabilities and their movements were as follows:

	For the years ended March 31,
	2024	2025
Deferred tax assets:
Accelerated tax depreciation	$42,672	$48,934
Tax loss	1,572	3,255
Total deferred tax assets	$44,244	$52,189
Valuation allowance	-	-
Net deferred tax assets	$44,244	$52,189

Deferred tax liabilities
Accelerated tax depreciation	$2,124	$-
Deferred tax liabilities	$2,124	$-

As of March 31, 2024 and 2025, the Group had tax losses of $9,530 and $19,730, respectively, available to be carried forward to offset against future taxable profits.

NOTE 11 – RELATED PARTY TRANSACTIONS

(a) Names and Relationship of Related Parties:

Existing Relationship with the Group
Monkey Tree English Learning Center Ltd.	Wholly-owned company of Timberworks Limited (“Timberworks”)
Panda Garden Language Learning Ltd.	Wholly-owned company of Monkey Tree English Learning Center Ltd. (“Monkey Tree HK”) and ultimately wholly-owned by Timberworks
Canadian Bookstore Ltd.	Wholly-owned company of Monkey Tree HK and ultimately wholly-owned by Timberworks
Ricky Ling Fung Sung	Director and controlling shareholder

(b) Summary of Balances with Related Parties:

		As of March 31,
Amount due from a related party:	Note	2024	2025
Monkey Tree English Learning Center Ltd.	(1)	$14,016,148	$1,994,968
Total		$14,016,148	$1,994,968

		As of March 31,
Accounts payables – related parties:	Note	2024	2025
Monkey Tree English Learning Center Ltd.	(2)	$5,094,007	$-
Panda Garden Language Learning Ltd.	(3)	$117,388	$-
Canadian Bookstore Ltd.	(4)	$43,006	$-
Total		$5,254,401	$-

		As of March 31,
Amount due to a director:	Note	2024	2025
Ricky Ling Fung Sung	(5)	$298,113	$-
Total		$298,113	$-

		As of March 31,
Bank borrowings guaranteed by a director:	Note	2024	2025
Ricky Ling Fung Sung	(6)	$2,142,899	$1,759,784
Total		$2,142,899	$1,759,784

Note:

(1)	Amount due from a related party, Monkey Tree English Learning Center Ltd., is non-trade in nature, unsecured, non-interest bearing and repayable on demand. For the year ended March 31, 2025, amount due from a related party, Monkey Tree English Learning Center Ltd. was partly offset with the balance of accounts payables – related parties of $5,254,401 and the dividend of $7,882,694 declared by the subsidiaries of the Company.

(2)	Accounts payables – related party, Monkey Tree English Learning Center Ltd., is trade in nature, unsecured, non-interest bearing and repayable on demand. For the year ended March 31, 2025, the balance was offset with the amount due from a related party, Monkey Tree English Learning Center Ltd.

(3)	Accounts payables – related party, Panda Garden Language Learning Ltd., is trade in nature, unsecured, non-interest bearing and repayable on demand. For the year ended March 31, 2025, the balance was offset with the amount due from a related party, Monkey Tree English Learning Center Ltd.

(4)	Accounts payables – related party, Canadian Bookstore Ltd., is trade in nature, unsecured, non-interest bearing and repayable on demand. For the year ended March 31, 2025, the balance was offset with the amount due from a related party, Monkey Tree English Learning Center Ltd.

(5)	Amount due to a director of the Company, Ricky Ling Fung Sung, is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

(6)	Bank borrowings were guaranteed by a director of the Company, Ricky Ling Fung Sung, in favour of the banks in Hong Kong. The borrowings represent funds obtained to support the Company’s operational needs, which bear interest rates at Hong Kong Prime Rate minus 2.5% per annum.

(c) Summary of Related Party Transactions:

A summary of trade transactions with related parties for years ended March 31, 2024 and 2025 are listed below:

	For the years ended March 31,
Charged by Monkey Tree English Learning Center Ltd.:	2024	2025
Salaries related costs	$4,712,083	$4,370,246
Purchase of teaching material	70,624	80,776
Royalty fees	435,169	448,839
Other cost of revenue	139,531	120,662
Total	$5,357,407	$5,020,523

	For the years ended March 31,
Charged by Panda Garden Language Learning Limited:	2024	2025
Salaries related costs	$111,088	$139,420
Purchase of teaching material	297	607
Other cost of revenue	297	459
Total	$111,682	$140,486

	For the years ended March 31,
Charged by Canadian Bookstore Limited:	2024	2025
Rental related costs	$43,006	$-
Total	$43,006	$-

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Group accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines.

As of March 31, 2024 and 2025 and as at the date of the prospectus, the Group’s management is of the opinion that there are no contingencies to account for.

Commitments

As of March 31, 2024 and 2025, the Group did not have any significant capital and other commitments.

NOTE 13 – ORDINARY SHARES AND STRUCTURE SECTION

Monkey Tree Investment Limited was incorporated under the laws of the Cayman Islands on April 14, 2025. As of March 31, 2024 and 2025, the Company was authorized to issue up to 48,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares and 16,000,000 ordinary shares comprising of 14,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares were issued and outstanding at par value of $0.001 per share.

Class A ordinary shares of the Company are entitled to one vote per share, while Class B ordinary shares of the Company are entitled to fifty votes per share. The holders of both Class A and Class B ordinary shares of the Company are entitled to dividends declared by the Company.

NOTE 14 – EARNINGS PER SHARE

As of March 31, 2024 and 2025, the Company had two classes of ordinary shares, Class A and Class B. The holders of both Class A and Class B ordinary shares are entitled to dividends declared by the Company.

Basic and diluted earnings per share are computed by dividing comprehensive income attributable to both Class A and Class B shareholders by the weighted average number of Class A and Class B ordinary shares outstanding during the year. No potentially dilutive instruments were outstanding during the periods presented, therefore, basic and diluted earnings per share are the same.

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2024 and 2025:

	For the years ended March 31,
	2024	2025

Comprehensive income	$857,463	$1,444,280

Weighted Average Basic and Diluted Number of Class A and Class B Ordinary Shares Outstanding*	16,000,000	16,000,000

Earnings per share - Basic and diluted	$0.05	$0.09

*	The share numbers are presented as if the restructuring had occurred at the beginning of all periods shown.

NOTE 15 – DIVIDENDS

For the year ended March 31, 2025, subsidiaries of the Company, approved and declared dividends of $7,882,694 to the former intermediate holding company before group reorganization, which was offset with the amount due from a related party.

NOTE 16 – SUBSEQUENT EVENTS

The Group has assessed all events from March 31, 2025, up through July 7, 2025, which is the date that these consolidated financial statements are available to be issued, unless as disclosed elsewhere, there are not any material subsequent events that require adjustment or disclosure in these consolidated financial statements.

Monkey Tree Investment Limited

1,650,000 Class A Ordinary Shares

PRELIMINARY PROSPECTUS

Lead Underwriter	Co-lead Manager

                   , 2025

Until and including                    , 2025 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our Memorandum and Articles of Association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of our Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

We have entered into indemnification agreements with each of our directors and executive officers in connection with this IPO. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

The underwriting agreement to be entered into in connection with this IPO will also provide for indemnification of us and our officers, directors, or persons controlling us for certain liabilities.

We intend to obtain directors’ and officers’ liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuance of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Class A Ordinary Shares
Ogier Global Subscriber (Cayman) Limited	April 14, 2025	1	$0.00
Timberworks Limited	May 12, 2025	13,999,999	$14,000.00

Item 8. Exhibits and Financial Statement Schedules.

(a)	The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the act if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1#	Form of Underwriting Agreement
3.1#	Memorandum and Articles of Association, as currently in effect
5.1*	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered
8.1*	Opinion of Ogier (included in Exhibit 5.1)
10.1#	Form of Indemnification Agreement between the registrant and its officers and directors
10.2#	Form of Employment Agreement between the registrant and its executive officers
10.3#	Form of Independent Director Agreement between the registrant and its independent directors
10.4#	Form of Franchisee Agreements between the HK Subsidiaries and Monkey Tree HK
21.1#	List of Subsidiaries
23.1*	Consent of OneStop Assurance PAC, an independent registered public accounting firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of K M Lai & Li
23.4*	Consent of China Commercial Law Firm
24.1*	Power of Attorney (included on signature page)
99.1#	Audit Committee Charter
99.2#	Nominating and Corporate Governance Committee Charter
99.3#	Compensation Committee Charter
99.4#	Code of Business Conduct and Ethics
99.5#	Consent of Kin Fung Tsui
99.6#	Consent of Leong Hei Lai
99.7#	Consent of Ka Wing Tong
107#	Filing Fee Table

#	Previously filed.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on December 31, 2025.

Monkey Tree Investment Limited

By:	/s/ Ricky Ling Fung Sung
Name:	Ricky Ling Fung Sung
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints Ricky Ling Fung Sung with full power to act, as his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ricky Ling Fung Sung	Chairman of the Board, Executive Director and	December 31, 2025
Name: Ricky Ling Fung Sung	Chief Executive Officer (Principal Executive Officer)

/s/ Lai Man Lai	Chief Financial Officer	December 31, 2025
Name: Lai Man Lai	(Principal Financial and Accounting Officer)

/s/ Kin Fung Tsui	Independent Director	December 31, 2025
Name: Kin Fung Tsui

/s/ Leong Hei Lai	Independent Director	December 31, 2025
Name: Leong Hei Lai

/s/ Ka Wing Tong	Independent Director	December 31, 2025
Name: Ka Wing Tong

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Monkey Tree Investment Limited, has signed this registration statement or amendment thereto in New York, New York on December 31, 2025.

Authorized U.S. Representative Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.